Registration No. 333-104068

Rule 424(b)(3)

Supplement Dated December 19, 2003

to Prospectus Dated July 1, 2003

B. F. SAUL

REAL ESTATE INVESTMENT TRUST

ANNUAL REPORT

FOR YEAR ENDED

SEPTEMBER 30, 2003

FINANCIAL INFORMATION

Consolidated Balance Sheets

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	September 30
(In thousands)	2003	2002
ASSETS
Real Estate
Income-producing properties
Hotel	$258,060	$255,566
Office and industrial	180,385	176,920
Other	2,803	2,803

	441,248	435,289
Accumulated depreciation	(166,243)	(149,981)

	275,005	285,308
Land parcels	42,425	44,020
Investment in Saul Holdings and Saul Centers	53,383	43,540
Cash and cash equivalents	18,979	13,963
Note receivable and accrued interest—related party	2,987	6,487
Other assets	36,506	44,196

Total real estate assets	429,285	437,514

Banking
Cash and other deposits	339,960	329,471
Interrest bearing deposits	74,667	122,252
Loans held for securitization and/or sale	1,378,831	1,223,035
Trading securities	—	3,933
Investment securities (market value $46,531 and $46,969, respectively)	46,345	46,445
Mortgage-backed securities (market value $490,764 and $1,057,852, respectively)	478,392	1,028,633
Loans receivable (net of allowance for losses of $58,397 and $66,079, respectively)	7,559,557	6,485,949
Federal Home Loan Bank stock	107,374	88,648
Real estate held for investment or sale (net of allowance for losses of $202 and $71,495, respectively)	22,745	24,297
Property and equipment, net	490,731	472,417
Automobiles subject to lease, net	855,410	1,110,916
Goodwill and other intangible assets, net	24,329	24,863
Interest only strips, net	139,781	89,306
Servicing assets, net	96,268	60,430
Other assets	165,050	162,657

Total banking assets	11,779,440	11,273,252

TOTAL ASSETS	$12,208,725	$11,710,766

LIABILITIES
Real Estate
Mortgage notes payable	$322,437	$326,232
Notes payable—secured	203,800	201,750
Notes payable—unsecured	55,349	55,156
Accrued dividends payable—preferred shares of beneficial interest	6,139	12,721
Other liabilities and accrued expenses	65,131	67,517

Total real estate liabilities	652,856	663,376

Banking
Deposit accounts	8,100,505	7,437,585
Borrowings	168,314	659,484
Federal Home Loan Bank advances	1,987,469	1,702,964
Custodial accounts	173,842	208,805
Amounts due to banks	69,081	61,873
Other liabilities	290,214	293,544
Capital notes—subordinated	250,000	250,000

Total banking liabilities	11,039,425	10,614,255

Commitments and contingencies
Minority interest held by affiliates	98,062	88,137
Minority interest—other	249,698	218,307

TOTAL LIABILITIES	12,040,041	11,584,075

SHAREHOLDERS’ EQUITY
Preferred shares of beneficial interest, $10.50 cumulative, $1 par value, 90 million shares authorized, 516,000 shares issued and outstanding, liquidation value $51.6 million	516	516
Common shares of beneficial interest, $1 par value, 10 million shares authorized, 6,641,598 shares issued	6,642	6,642
Paid-in surplus	92,943	92,943
Retained earnings	112,424	68,438

	212,525	168,539
Less cost of 1,834,088 and 1,814,688 common shares of beneficial interest in treasury, respectively	(43,841)	(41,848)

TOTAL SHAREHOLDERS’ EQUITY	168,684	126,691

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$12,208,725	$11,710,766

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Operations

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30
(In thousands, except per share amounts)	2003	2002	2001
REAL ESTATE
Income
Hotels	$87,611	$88,043	$100,314
Office and industrial (including $5,290, $5,100 and $3,983 of rental income from banking segment, respectively)	39,121	38,923	40,399
Other	1,300	1,452	2,472

Total income	128,032	128,418	143,185

Expenses
Direct operating expenses:
Hotels	60,146	59,204	63,578
Office and industrial properties	11,484	11,593	11,852
Land parcels and other	1,183	1,140	1,181
Interest expense	49,770	50,111	50,221
Capitalized interest	—	(287)	(569)
Depreciation	19,330	19,147	18,600
Amortization of debt expense	1,092	950	982
Advisory, management and leasing fees—related parties	12,426	12,452	11,762
General and administrative	2,823	2,279	4,195

Total expenses	158,254	156,589	161,802

Equity in earnings (losses) of unconsolidated entities:
Saul Holdings and Saul Centers	8,643	9,057	7,402
Other	(1,395)	(246)	(233)
Impairment loss on investments	(998)	(188)	(296)
Gain on sales of property	9,079	—	11,077

REAL ESTATE OPERATING LOSS	$(14,893)	$(19,548)	$(667)

BANKING
Interest income
Loans	$402,405	$454,297	$629,868
Mortgage-backed securities	36,625	74,358	71,685
Trading securities	4,801	2,988	2,508
Investment securities	1,192	1,527	2,746
Other	6,528	8,229	14,517

Total interest income	451,551	541,399	721,324

Interest expense
Deposit accounts	80,122	143,912	247,606
Short-term borrowings	10,836	15,401	63,225
Long-term borrowings	114,521	113,873	111,913

Total interest expense	205,479	273,186	422,744

Net interest income	246,072	268,213	298,580
Provision for loan losses	(18,422)	(51,367)	(59,496)

Net interest income after provision for loan losses	227,650	216,846	239,084

Other income
Deposit servicing fees	122,473	113,640	101,482
Servicing and securitization income	103,422	84,160	52,169
Automobile rental income, net	235,801	242,646	167,379
Gain on sales of trading securities and sales of loans, net	41,190	10,296	9,062
Income on real estate held for investment or sale, net	6,780	992	2,815
Gain on other investment	—	—	10,294
Other	30,616	37,168	32,075

Total other income	540,282	488,902	375,276

Continued on following page.

Consolidated Statements of Operations (Continued)

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30
(In thousands, except per share amounts)	2003	2002	2001
BANKING (Continued)
Operating expenses
Salaries and employee benefits	$212,697	$203,004	$197,444
Servicing assets amortization and other loan expenses	51,364	54,196	39,408
Property and equipment (including $5,290, $5,100 and $3,983 of rental expense paid to real estate segment, respectively)	38,309	42,256	37,738
Marketing	9,516	7,497	11,353
Data processing	35,301	32,498	28,316
Depreciation and amortization	215,428	200,585	144,843
Deposit insurance premiums	1,266	1,339	1,413
Amortization of goodwill and other intangible assets	533	2,034	2,205
Other	57,328	58,757	55,993

Total operating expenses	621,742	602,166	518,713

BANKING OPERATING INCOME	$146,190	$103,582	$95,647

TOTAL COMPANY
Operating income	$131,297	$84,034	$94,980
Income tax provision	46,221	23,143	27,088

Income before minority interest and cumulative effect of change in accounting principle	85,076	60,891	67,892
Minority interest held by affiliates	(13,926)	(9,671)	(8,660)
Minority interest—other	(26,160)	(25,313)	(25,313)

Income before cumulative effect of change in accounting principle	44,990	25,907	33,919
Cumulative effect of change in accounting principle, net of tax	897	—	—

TOTAL COMPANY NET INCOME	$45,887	$25,907	$33,919

Dividends: Real Estate Trust’s preferred shares of beneficial interest	(5,418)	(5,418)	(5,418)

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$40,469	$20,489	$28,501

NET INCOME PER COMMON SHARE
Income before minority interest and cumulative effect of change in accounting principle	$16.53	$11.48	$12.94
Minority interest held by affiliates	(2.89)	(2.00)	(1.79)
Minority interest—other	(5.43)	(5.24)	(5.24)
Cumulative effect of change in accounting principle	0.19	—	—

NET INCOME PER COMMON SHARE (BASIC AND DILUTED)	$8.40	$4.24	$5.91

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Comprehensive Income and Changes in Shareholders’ Equity

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30
(Dollars in thousands)	2003	2002	2001
COMPREHENSIVE INCOME

Net income	$45,887	$25,907	$33,919
Other comprehensive income (loss):
Cumulative effect of change in accounting principle	—	1,614	(629)
Net unrealized gain (loss) on cash flow hedges	—	1,147	(2,132)
Income tax related to other comprehensive income	—	(1,091)	1,091

Other comprehensive income (loss), net of tax	—	1,670	(1,670)

TOTAL COMPREHENSIVE INCOME	$45,887	$27,577	$32,249

CHANGES IN SHAREHOLDERS’ EQUITY

PREFERRED SHARES OF BENEFICIAL INTEREST
Beginning and end of period (516,000 shares)	$516	$516	$516

COMMON SHARES OF BENEFICIAL INTEREST
Beginning and end of period (6,641,598 shares)	6,642	6,642	6,642

PAID-IN SURPLUS
Beginning and end of period	92,943	92,943	92,943

RETAINED EARNINGS
Beginning of period	68,438	46,543	17,124
Net income	45,887	25,907	33,919
Adjustments - Saul Holdings investment	3,517	1,406	918
Dividends:
Real Estate Trust preferred shares of beneficial interest:
Distributions payable	(5,418)	(5,418)	(5,418)

End of period	112,424	68,438	46,543

ACCUMULATED OTHER COMPREHENSIVE INCOME
Beginning of period	—	(1,670)	—
Cumulative effect of change in accounting principle	—	977	(381)
Net unrealized gain (loss) on cash flow hedges	—	693	(1,289)

End of period	—	—	(1,670)

TREASURY SHARES
Beginning of year (1,814,688 shares)	(41,848)	(41,848)	(41,848)
Purchases (19,400 shares)	(1,993)	—	—

End of period (1,834,088, 1,814,688 and 1,814,688 shares, respectively)	(43,841)	(41,848)	(41,848)

TOTAL SHAREHOLDERS’ EQUITY	$168,684	$126,691	$103,126

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30
(In thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Real Estate
Net loss	$(9,815)	$(12,777)	$(723)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	19,330	19,147	18,600
Amortization of debt expense	2,028	1,847	1,717
Equity in earnings of unconsolidated entities, net	(7,248)	(8,811)	(7,169)
Impairment losses on investments	998	188	296
Gain on sale of property	(9,079)	—	(11,077)
Deferred tax (benefit) expense	(657)	2,637	4,965
Increase in accounts receivable and accrued income	(3,346)	(12,150)	(5,026)
(Decrease) increase in accounts payable and accrued expenses	(3,465)	1,425	(5,711)
Dividends and tax sharing payments	27,460	21,667	16,200
Other	(2,435)	(2,245)	(2,875)

	13,771	10,928	9,197

Banking
Net income	55,702	38,684	34,642
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of premiums, discounts and net deferred loan fees	24,393	16,220	11,132
Deferred tax provision	42,812	18,725	17,078
Depreciation and amortization	215,428	200,585	144,843
Loss on retirement of fixed assets	607	2,587	—
Provision for loan losses	18,422	51,367	59,496
Capitalized interest on real estate under development	—	—	(2,017)
Proceeds from sales of trading securities	2,304,238	1,196,001	844,637
Net fundings of loans held for sale and/or securitization	(3,716,075)	(2,552,061)	(1,629,837)
Proceeds from sales of loans held for sale and/or securitization	3,773,127	2,286,369	1,485,780
Gain on sales of loans	(10,795)	(4,094)	(4,904)
Gain on sale of real estate held for sale	(5,824)	(1,040)	(6,241)
Provision for losses on real estate held for investment or sale	—	700	4,200
Gain on trading securities, net	(30,442)	(6,202)	(14,452)
Increase in interest-only strips	(50,475)	(26,328)	(30,019)
(Increase) decrease in servicing assets	(35,838)	1,996	12,602
Amortization of goodwill and other intangible assets	533	2,042	2,214
Decrease in other assets	4,570	17,219	31,818
(Decrease) increase in custodial accounts	(34,963)	95,349	52,542
(Decrease) increase in other liabilities	(38,935)	5,412	28,532
Minority interest held by affiliates	13,926	9,671	8,660
Minority interest—other	9,750	9,750	9,750

	2,540,161	1,362,952	1,060,456

Net cash provided by operating activities	2,553,932	1,373,880	1,069,653

CASH FLOWS FROM INVESTING ACTIVITIES
Real Estate
Capital expenditures—properties	(9,855)	(8,758)	(22,546)
Property acquisitions	—	—	(16,535)
Property sales	11,306	9,650	10,074
Note receivable and accrued interest—related party Repayments	3,500	1,300	4,000
Equity investment in unconsolidated entities	4,213	3,508	2,935
Other investments	(1,864)	(3,271)	(2,226)
Other	—	(239)	3

	7,300	2,190	(24,295)

Banking
Net proceeds from maturities of investment securities	—	45,000	—
Net proceeds from redemption of Federal Home Loan Bank stock	152,625	84,559	58,894
Net proceeds from sales of real estate	13,957	21,905	31,183
Net principal collected of loans	2,348,511	1,917,169	714,791
Net repayments (purchases) of automobiles subject to lease	84,603	(162,386)	(658,090)
Principal collected on mortgage-backed securities	636,084	464,622	410,739
Purchases of Federal Home Loan Bank stock	(171,350)	(60,177)	(74,248)
Purchases of investment securities	—	(45,717)	(119)
Purchases of mortgage-backed securities	—	(21,450)	—
Purchases of loans receivable	(6,032,492)	(3,211,964)	(1,970,548)
Purchases of property and equipment	(32,175)	(55,839)	(122,045)
Purchase of Tucker Asset Management, net	—	—	(4,177)
Disbursements for real estate held for investment or sale	(3,525)	(10,884)	(8,723)

	(3,003,762)	(1,035,162)	(1,622,343)

Net cash used in investing activities	(2,996,462)	(1,032,972)	(1,646,638)

Continued on following page.

Consolidated Statements of Cash Flows (Continued)

B. F. SAUL REAL ESTATE INVESTMENT TRUST

	For the Year Ended September 30
(In thousands)	2003	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES
Real Estate
Proceeds from mortgage financing	$46,000	$14,562	$50,978
Principal curtailments and repayments of mortgages	(48,600)	(18,261)	(32,442)
Proceeds from secured note financings	25,050	1,750	20,500
Repayments of secured note financings	(23,000)	(2,500)	(18,000)
Proceeds from sales of unsecured notes	5,539	7,601	9,310
Repayments of unsecured notes	(5,346)	(3,162)	(6,056)
Costs of obtaining financings	(1,705)	(1,005)	(1,461)
Purchase of treasury stock	(1,993)	—	—
Dividends paid—preferred shares of beneficial interest	(12,000)	(12,000)	(12,000)

	(16,055)	(13,015)	10,829

Banking
Proceeds from customer deposits and sales of certificates of deposit	45,309,516	48,432,739	43,408,719
Customer withdrawals of deposits and payments for maturing certificates of deposit	(44,646,596)	(48,557,624)	(42,884,038)
Net (decrease) increase in securities sold under repurchase agreements	(499,324)	394,303	(258,791)
Advances from the Federal Home Loan Bank	13,445,065	7,271,409	19,932,789
Repayments of advances from the Federal Home Loan Bank	(13,160,560)	(7,809,043)	(19,639,162)
Net increase (decrease) in other borrowings	8,154	(17,169)	1,099
Cash dividends paid on preferred stock	(9,750)	(9,750)	(9,750)
Cash dividends paid on common stock	(20,000)	(20,000)	(16,000)

	426,505	(315,135)	534,866

Net cash provided by (used in) financing activities	410,450	(328,150)	545,695

Net (decrease) increase in cash and cash equivalents	(32,080)	12,758	(31,290)
Cash and cash equivalents at beginning of year	465,686	452,928	484,218

Cash and cash equivalents at end of year	$433,606	$465,686	$452,928

Components of cash and cash equivalents at end of period as presented in the consolidated balance sheets:
Real Estate
Cash and cash equivalents	$18,979	$13,963	$13,860
Banking
Cash and other deposits	339,960	329,471	354,683
Interest-bearing deposits	74,667	122,252	84,385

Cash and cash equivalents at end of period	$433,606	$465,686	$452,928

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest (net of amount capitalized)	$248,372	$320,582	$480,083
Income taxes paid (refunded)	17,415	19,226	(23,889)
Shares of Saul Centers, Inc. common stock	7,835	7,988	7,878
Cash received during the year from:
Dividends on shares of Saul Centers, Inc. common stock	5,521	4,969	4,287
Distributions from Saul Holdings Limited Partnership	6,527	6,527	6,527
Supplemental disclosures of noncash activities:
Rollovers of notes payable—unsecured	7,005	4,880	4,022
Loans held for sale and/or securitization exchanged for trading securities	2,270,261	1,186,436	839,224
Loans receivable transferred to loans held for sale and/or securitization	2,472,538	1,604,771	1,016,861
Loans made in connection with the sale of real estate	—	900	—
Loans receivable transferred to real estate acquired in settlement of loans	3,019	4,174	720
Loans receivable exchanged for mortgage-backed securities held-to-maturity	88,471	—	837,661

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Trust

GENERAL

B.F. Saul Real Estate Investment Trust operates as a Maryland real estate investment trust. The principal business activities of B.F. Saul Real Estate Investment Trust and its consolidated subsidiaries (the “Trust” or “Total Company”) are the ownership of 80% of the outstanding common stock of Chevy Chase Bank, F.S.B., whose assets accounted for 96% of the Trust’s consolidated assets as of September 30, 2003, and the ownership and development of income-producing properties. The properties are located predominantly in the mid-Atlantic and Southeastern regions of the United States and consist principally of hotels, office projects, and undeveloped land parcels. Chevy Chase Bank, F.S.B. is a federally chartered and federally insured stock savings bank and, as such, is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (“OTS”) and by the Federal Deposit Insurance Corporation (“FDIC”). The bank is principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and various types of consumer loans and leases and commercial loans. The bank’s principal deposit market is the Washington, DC metropolitan area.

“Real Estate Trust” or “Real Estate” refers to B.F. Saul Real Estate Investment Trust and its wholly owned subsidiaries. Chevy Chase Bank, F.S.B. and its subsidiaries are referred to in the consolidated financial statements and notes thereto as “Banking” or the “Bank” or the “Corporations”. The accounting and reporting practices of the Trust conform to accounting principles generally accepted in the United States and, as appropriate, predominant practices within the real estate and banking industries.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Real Estate Trust and its subsidiaries. Accordingly, the accompanying financial statements reflect the assets, liabilities, operating results, and cash flows for two business segments: Real Estate and Banking. Entities in which the Trust holds a non-controlling interest (generally 50% or less) are accounted for on the equity method. See Note 3. All significant intercompany transactions, except as disclosed elsewhere in the financial statements, including intercompany office rental agreements, have been eliminated in consolidation. Tax sharing and dividend payments between the Real Estate Trust and the Bank are presented gross in the Consolidated Statements of Cash Flows.

Although the financial results of Trust subsidiaries are included in these consolidated financial statements, each Trust subsidiary, including, but not limited to, Arlington Hospitality Corp., Auburn Hills Hotel Corporation, Dulles Hospitality Corp., Herndon Hotel Corporation, Pueblo Hotel Corp. and Sharonville Hotel Corporation, is a separate legal entity whose assets are not available to pay the claims of creditors of other entities included in these consolidated financial statements.

USE OF ESTIMATES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the balance sheet and revenues and expenses for the reporting period. Actual results could differ from those estimates.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Trust recognizes an impairment loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Trust expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are generally reported at the lower of carrying amount or fair value less the cost to sell.

INCOME TAXES

The Trust files a consolidated federal income tax return which includes operations of all 80% or more owned subsidiaries. It voluntarily terminated its qualification as a real estate investment trust under the Internal Revenue Code during fiscal 1978.

The Trust uses an asset and liability approach in accounting for income taxes. Deferred income taxes are recorded using currently enacted tax laws and rates. To the extent that realization of deferred tax assets is more likely than not, such assets are recognized.

NET INCOME PER COMMON SHARE

Net income per common share is determined by dividing net income, after deducting preferred share dividend requirements, by the weighted average number of common shares outstanding during the year. For fiscal year 2003, the weighted average number of shares used in the calculation was 4,819,628. For fiscal years 2002 and 2001, the weighted average number of shares used in the calculation was 4,826,910. The Trust has no common share equivalents.

RECLASSIFICATIONS

Certain reclassifications have been made to the consolidated financial statements for the years ended September 30, 2002 and 2001 to conform with the presentation used for the year ended September 30, 2003.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—REAL ESTATE TRUST

CASH EQUIVALENTS

The Real Estate Trust considers all highly liquid, temporary investments with an original maturity of three months or less to be cash equivalents.

PROPERTIES

Income-producing properties are stated at the lower of depreciated cost (except those which were acquired through foreclosure or equivalent proceedings, the carrying amounts of which are based on the lower of cost or fair value at the time of acquisition) or net realizable value.

Interest, real estate taxes and other carrying costs are capitalized on projects under construction. Once construction is completed and the assets are placed in service, rental income, direct operating expenses, and depreciation associated with such properties are included in current operations. The Real Estate Trust considers a project to be substantially complete and held available for occupancy upon completion of tenant improvements, but no later than one year from the cessation of major construction activity. Substantially completed portions of a project are accounted for as separate projects. Expenditures for repairs and maintenance are charged to operations as incurred.

Depreciation is calculated using the straight-line method and estimated useful lives of 28 to 47 years for buildings and up to 20 years for certain other improvements. Tenant improvements are amortized over the lesser of their estimated useful lives or the lives of the related leases using the straight-line method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INCOME RECOGNITION

The Real Estate Trust derives room and other revenues from the operations of its hotel properties. Hotel revenue is recognized as earned. The Real Estate Trust derives rental income under noncancelable long-term leases from tenants at its commercial properties. Commercial property rental income is recognized on a straight-line basis.

INVESTMENT IN SAUL CENTERS, INC.

The Real Estate Trust accounts for its investments in Saul Holdings Limited Partnership and Saul Centers, Inc. on the equity method of accounting because the Trust does not have effective control of the respective entities.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short-term maturity of these instruments.

Liabilities

The fair market value of notes payable—secured is approximately $210 million. The fair value of mortgage notes payable is based on management’s estimate of current market rates for its debt. At September 30, 2003, and 2002, the fair value of mortgage notes payable was $326.4 and $333.7 million. The fair value of notes payable—unsecured is based on the rates currently offered by the Real Estate Trust for similar notes. At September 30, 2003 and 2002, the fair value of notes payable—unsecured was $59.9 and $59.4 million.

ADOPTION OF RECENTLY ISSUED ACOUNTING STANDARDS

Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”) was issued in August 2001. SFAS 144 supercedes SFAS No. 121, “Accounting for the Impairment of Long-lived Assets to be Disposed of,” and the accounting and reporting provisions of APB Opinion NO. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 was effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material effect on the Real Estate Trust’s financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB No. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections.” SFAS No. 145, among other things, changes the financial reporting requirements for the gains or losses recognized from the extinguishment of debt. Under SFAS No. 4, all gains and losses from the extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. SFAS No. 145 eliminates SFAS No. 4 and as a result, the criteria in APB Opinion No. 30 now will be used to classify those gains and losses. The Real Estate Trust has no gains or losses from debt extinguishment that would require restatement. The Real Estate Trust does not expect the adoption of SFAS No. 145 to have a material impact on its financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others.” FIN 45 outlines the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees. It states that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of its obligation. The Real Estate Trust has no liabilities that need to be recognized as a result of the adoption of FIN 45, and the Real Estate Trust does not expect the adoption of FIN 45 to have a material impact on its financial condition or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 is an Interpretation of Accounting Research Bulletin No. 51 and addresses consolidation by business enterprises of variable interest entities (“VIEs”). FIN 46 is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of FIN 46 to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests in another enterprise is considered the primary beneficiary of that enterprise and, therefore, should consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures. At September 30, 2003, the real Estate Trust does not have any unconsolidated entities or VIEs and therefore the adoption of FIN 46 will not have an impact on its financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires an issuer to classify certain financial instruments as liabilities, which may have been previously classified as equity, because those instruments embody obligations of the issuer. SFAS 150 also requires disclosure of the nature and terms of the financial instruments and the rights and obligations embodied in those instruments. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective as of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Real Estate Trust’s financial condition or results of operations.

C. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – THE BANK

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, federal funds sold and securities purchased under agreements to resell.

Federal Reserve Board regulations require the Bank to maintain reserves in the form of cash or deposits in its account at the Federal Reserve Bank of Richmond. The Bank’s average reserve requirements, before credit for vault cash, were $56.0, $44.1 and $189.1 million during the years ended September 30, 2003, 2002 and 2001, respectively.

LOANS HELD FOR SECURITIZATION AND/OR SALE:

At September 30, 2003, loans held for sale are composed of single-family residential loans. At September 30, 2002, loans held for sale are composed of single-family residential loans, automobile loans and home improvement and related loans. These loans are originated or purchased for sale in the secondary market and are carried at the lower of aggregate cost or aggregate market value. Single-family residential loans held for sale will either be sold or will be exchanged for mortgage-backed securities and then sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gains and losses on sales of whole loans held for sale are determined using the specific identification method.

The Bank periodically securitizes and sells certain pools of loan receivables in the public and private markets. Securitizations are recorded as sales. Loans held for securitization and sale are reported at the lower of aggregate cost or aggregate market value for each asset type.

U.S. GOVERNMENT AND MORTGAGE-BACKED SECURITIES:

The Bank classifies its U.S. Government and mortgage-backed securities as either “held-to-maturity,” “available-for-sale” or “trading” at the time such securities are acquired. U.S. Government and mortgage-backed securities classified as “held-to-maturity” are reported at amortized cost. U.S. Government and mortgage-backed securities classified as “available-for-sale” are reported at fair value, with unrealized gains and losses, net of the related tax effect, reported as a separate component of stockholders’ equity. U.S. Government and mortgage-backed securities classified as “trading” are reported at fair value, with unrealized gains and losses included in earnings. All U.S. Government securities and mortgage-backed securities are classified as held-to-maturity at September 30, 2003 and 2002. Premiums and discounts on U.S. Government securities and mortgage-backed securities are amortized or accreted using the level-yield method.

TRADING SECURITIES:

As part of its mortgage banking activities, the Bank exchanges loans held for sale for mortgage-backed securities and then sells the mortgage-backed securities, which are classified as trading securities, to third party investors in the month of issuance. Proceeds from sales of trading securities were $2,304.2, $1,196.0 and $844.6 million during the years ended September 30, 2003, 2002 and 2001, respectively. The Bank realized net gains of $30.4, $6.2 and $14.5 million on the sales of trading securities for the years ended September 30, 2003, 2002 and 2001, respectively. Gains and losses on sales of trading securities are determined using the specific identification method. There were no mortgage-backed securities classified as trading securities at September 30, 2003 and 2002.

The Bank sold its stock held in Concord EFS, Inc. during fiscal year 2003. The Bank recognized net losses of $47,000 on this investment during the year ended September 30, 2003. At September 30, 2002, the stock had a carrying amount of $3.9 million, which was classified as trading securities. The Bank recognized net losses of $2.1 million on this investment during the year ended September 30, 2002. The Bank recognized net unrealized gains of $1.1 million and net realized gains of $10.3 million on this investment during the year ended September 30, 2001.

LOAN ORIGINATION AND COMMITMENT FEES:

Nonrefundable loan fees, such as origination and commitment fees, and incremental loan origination costs relating to loans originated or purchased are deferred. Net deferred fees (costs) related to loans held for investment are amortized over the life of the loan using the straight-line method for line of credit loans and the level-yield method for all other loan types. Net fees (costs) related to loans held for sale are deferred until such time as the loan is sold, at which time the net deferred fees (costs) become a component of the gain or loss on sale.

IMPAIRED LOANS:

A loan is considered impaired when, based on all current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. Loans reviewed by the Bank for impairment include real estate and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

commercial loans and loans modified in a troubled debt restructuring. Large groups of smaller-balance homogeneous loans that have not been modified in a troubled debt restructuring are collectively evaluated for impairment, which for the Bank include residential mortgage loans and other consumer loans. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate or, as a practical expedient, impairment may be measured based on the loan’s observable market price, or, if the loan is collateral-dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Loans for which foreclosure is probable continue to be classified as loans.

Each impaired real estate or commercial loan is evaluated individually to determine the income recognition policy. Generally, payments received are applied as a reduction of principal.

At September 30, 2003, the Bank had one impaired loan with a book value of $249,000. At September 30, 2002, the Bank did not have any impaired loans. The Bank did not recognize any interest income on impaired loans during the years ended September 30, 2003, 2002 and 2001.

ALLOWANCE FOR LOSSES:

The allowance for loan losses represents management’s estimate of credit losses inherent in the Bank’s loan portfolios as of the balance sheet date. The Bank’s methodology for assessing the appropriate level of the allowance consists of several key elements, which include the allocated allowance, specific allowances for identified loans and the unallocated allowance. Management reviews the adequacy of the valuation allowances on loans using a variety of measures and tools including historical loss performance, delinquent status, current economic conditions, internal risk ratings and current underwriting policies and procedures. The allocated allowance is assessed on both homogeneous and non-homogeneous loan portfolios. The range is calculated by applying loss and delinquency factors to the outstanding loan balances of these portfolios. Loss factors are based on analysis of the historical performance of each loan category and an assessment of portfolio trends and conditions, as well as specific risk factors impacting the loan portfolios. Each homogeneous portfolio, such as single-family residential loans or automobile loans, is evaluated collectively.

Non-homogeneous type loans, such as business banking loans and real estate banking loans, are analyzed and segregated by risk according to the Bank’s internal risk rating system. These loans are reviewed by the Bank’s credit and loan review groups on an individual loan basis to assign a risk rating. Industry loss factors are applied based on the risk rating assigned to the loan. A specific allowance may be assigned to non-homogeneous type loans that have been individually determined to be impaired. Any specific allowance considers all available evidence including, as appropriate, the present value of payments expected to be received, observable market price or, for loans that are solely dependent on collateral for repayment, the estimated fair value of the collateral.

The unallocated allowance is based upon management’s evaluation and judgement of various conditions that are not directly measured in the determination of the allocated and specific allowances. The conditions evaluated in connection with the unallocated allowance include existing general economic and business conditions affecting the key lending areas of the Bank, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, regulatory examination results and findings of the Bank’s internal credit evaluations.

The allowance for losses is based on estimates and ultimate losses may vary from current estimates. As adjustments to the allowance become necessary, provisions for losses are reported in operations in the periods they are determined to be necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ACCRUED INTEREST RECEIVABLE ON LOANS:

Loans are reviewed on a monthly basis and are placed on non-accrual status when, in the opinion of management, the full collection of principal or interest has become unlikely. Uncollectible accrued interest receivable on non-accrual loans is charged against current period interest income.

REAL ESTATE HELD FOR INVESTMENT OR SALE:

REAL ESTATE HELD FOR INVESTMENT:

At September 30, 2003 and 2002, real estate held for investment consists of developed land owned by one of the Bank’s subsidiaries. Real estate held for investment is carried at the lower of cost or net realizable value. See Note 12.

REAL ESTATE HELD FOR SALE:

Real estate held for sale consists of real estate acquired in settlement of loans (“REO”) and is carried at the lower of cost or fair value (less estimated selling costs). Costs relating to the development and improvement of property, including interest, are capitalized, whereas costs relating to the holding of property are expensed.

The Bank did not capitalize interest during the years ended September 30, 2003 and 2002 because there were no properties under active development. Capitalized interest amounted to $2.0 million for the year ended September 30, 2001. At September 30, 2003, based on an analysis of the values of REO and the prospects for recoveries of values, the Bank charged off its valuation allowances on REO in the amount of $71.3 million.

PROPERTY AND EQUIPMENT:

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method, which allocates the cost of the applicable assets over their estimated useful lives as set forth in Note 16. Major improvements and alterations to office premises and leaseholds are capitalized. Leasehold and tenant improvements are amortized over the shorter of the terms of the respective leases (including renewal options that are expected to be exercised) or 20 years. Maintenance and repairs are charged to operating expenses as incurred. Capitalized interest amounted to $4.7 million during the year ended September 30, 2001 and was primarily related to the Bank’s new headquarters building that was placed in service on October 1, 2001.

AUTOMOBILES SUBJECT TO LEASE:

The Bank owns automobiles, which are leased to third parties. The leases are accounted for as operating leases with lease payments recognized as rental income. Automobiles are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method which allocates the cost of the automobile less estimated residual value over the term of the lease. The Bank periodically updates the estimated residual values of its automobile leases. If estimated residual values have declined from the prior estimate, the amount of the decline is recorded as additional depreciation expense over the remaining term of the lease.

GOODWILL AND OTHER INTANGIBLE ASSETS:

The Bank adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) on October 1, 2002. SFAS 142 requires that goodwill no longer be amortized, but, instead, be subjected to impairment testing. An impairment loss on goodwill is recognized if the fair value is less than the carrying amount. At September 30, 2003, the fair value of the goodwill recorded on the Bank’s balance sheet exceeded its carrying value. At September 30, 2003 and 2002, goodwill totaled $23.7 million. In February 2001, the Bank purchased an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

investment management firm and recorded $4.2 million of goodwill. The acquisition was accounted for using the purchase method and the operating results have been included in the Bank’s Consolidated Statements of Operations since the date of acquisition. See Note 13.

The premium attributable to the value of home equity relationships related to certain home equity loans purchased in fiscal 1999, amounting to $614,000 and $1.1 million at September 30, 2003 and 2002, respectively, is included in goodwill and other intangible assets in the Consolidated Balance Sheets. This premium is being amortized over the estimated term of the underlying relationships. The Bank did not purchase any home equity loans during fiscal years 2003, 2002 and 2001.

Accumulated amortization of goodwill and other intangible assets was $54.1 million and $53.6 million at September 30, 2003 and 2002, respectively.

SERVICING ASSETS:

Servicing assets are recorded when purchased and in conjunction with loan sales and securitization transactions. Servicing assets, which are stated net of accumulated amortization, are amortized in proportion to the remaining net servicing revenues estimated to be generated by the underlying loans.

The Bank periodically evaluates its servicing assets for impairment based upon fair value. For purposes of evaluating impairment, the Bank stratifies its servicing assets taking into consideration relevant risk characteristics including loan type and note rate. The fair value of servicing assets is estimated using projected cash flows, adjusted for the effects of anticipated prepayments, using a market discount rate. To the extent the carrying value of servicing assets exceeds the fair value of such assets, a valuation allowance is recorded. See Note 14.

INTEREST-ONLY STRIPS RECEIVABLE:

Interest-only strips receivable capitalized in the years ended September 30, 2003, 2002 and 2001 amounted to $108.9, $68.6 and $55.2 million, respectively, and were related to the securitization and sale of loan receivables. The Bank accounts for its interest-only strips receivable as trading securities and, accordingly, carries them at fair value. The Bank estimates the fair value of the interest-only strips receivable on a discounted cash flow basis using market based discount and prepayment rates. The fair value adjustments for interest-only strips receivable are included in servicing and securitization income. The fair value adjustments amounted to a net loss of $12.5, $7.2 and $11.5 million in fiscal years 2003, 2002 and 2001, respectively.

Interest income on interest-only strips receivable is recognized using the effective yield method over the estimated lives of the underlying loans. The Bank uses certain assumptions to calculate the carrying values of the interest-only strips receivable, mainly estimates of prepayment speeds, credit losses and interest rates, which are beyond the control of the Bank. To the extent actual results differ from the assumptions, the carrying values are adjusted accordingly. See Note 15.

DERIVATIVE FINANCIAL INSTRUMENTS:

The Bank uses various strategies to minimize interest-rate risk with respect to its mortgage banking activities. At September 30, 2003 and 2002 all derivatives are recorded on the balance sheet at their fair market value. See Note 24.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS:

The Bank adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) effective October 1, 2000. SFAS 133 was amended by SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of Effective Date of Financial Accounting Standards Board Statement No. 133” (“SFAS 137”) and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS 138”). SFAS 133, as amended by SFAS 137 and SFAS 138, establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires an entity to recognize all derivative instruments as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments are reported in earnings or other comprehensive income depending on the use of the derivative, its hedge designation and whether the hedge is effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. On October 1, 2000, the Bank recorded an after tax loss of $476,000 in Other Comprehensive Income representing its transition adjustment from the adoption of these standards.

On July 1, 2002, the Bank implemented FASB implementation guidance regarding the application of SFAS 133, which requires that interest rate locks (“IRL”) on mortgage loans originated for sale be treated as derivatives. The IRLs are treated as free standing derivatives with changes in fair value recorded in the income statement and reported on the balance sheet. In connection with this change, the Bank’s forward sale commitments were re-designated from cash flow hedges to fair value hedges or non-designated hedge relationships. The net income statement impact of the change was $80,000 net of tax. The net impact on Other Comprehensive Income was $1.2 million.

The Bank adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) on October 1, 2002. SFAS 142 supersedes APB Opinion No. 17, “Intangible Assets.” SFAS 142 establishes new guidance on accounting for goodwill and other assets acquired in a business combination and reaffirms that acquired intangible assets should initially be recognized at fair value and the costs of internally developed intangible assets should be charged to expense as incurred. SFAS 142 also requires that goodwill arising in a business combination should no longer be amortized, but, instead, be subjected to impairment testing. An impairment loss is recognized if fair value is less than the carrying amount. At October 1, 2002, the fair value of the goodwill recorded on the Bank’s balance sheet exceeded its carrying value. See Note 13.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”) was issued in August 2001. SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 was effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material effect on the Bank’s financial condition or results of operations.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of FIN 45, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent’s guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance, not price. The disclosure requirements of FIN 45 are effective for the Bank as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Bank’s financial condition or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 is an Interpretation of Accounting Research Bulletin No. 51 and addresses consolidation by business enterprises of variable interest entities (“VIEs”). FIN 46 is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of FIN 46 to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests in another enterprise is considered the primary beneficiary of that enterprise and, therefore, should consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures. At September 30, 2003, the Bank is the primary beneficiary of one VIE, which holds the ground lease under the Bank’s executive offices. The Bank adopted FIN 46 effective July 1, 2003 and, as a result, recorded a $897,000 gain as a cumulative effect of a change in accounting principle, net of tax. In addition, the Bank recorded $31.4 million each in property and equipment and minority interest on the Consolidated Balance Sheets at September 30, 2003 related to the ground lease. See Notes 16 and 32.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (“SFAS 149”). This statement amends Statement 133 for certain decisions made by the FASB’s Derivatives Implementation Group. SFAS 149 also amends SFAS 133 to incorporate clarification of the definition of a derivative. SFAS 149 requires contracts with comparable characteristics to be accounted for similarly and will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and is to be applied prospectively. The adoption of this statement did not have a material effect on the Bank’s financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires an issuer to classify certain financial instruments as liabilities, which may have been previously classified as equity, because those instruments embody obligations of the issuer. SFAS 150 also requires disclosure of the nature and terms of the financial instruments and the rights and obligations embodied in those instruments. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective as of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Bank’s financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. LIQUIDITY AND CAPITAL RESOURCES—REAL ESTATE TRUST

The Real Estate Trust’s cash flow from operating activities has been historically insufficient to meet all of its cash flow requirements. The Real Estate Trust’s internal sources of funds, primarily cash flow generated by its income-producing properties, generally have been sufficient to meet its cash needs other than the repayment of principal on outstanding debt, including outstanding unsecured notes sold to the public, the payment of interest on its indebtedness, and the payment of capital improvement costs. In the past, the Real Estate Trust funded such shortfalls through a combination of external funding sources, primarily new financing, the sale of unsecured notes, refinancing of maturing mortgage debt, proceeds from asset sales, and dividends and tax sharing payments from the bank. For the foreseeable future, the Real Estate Trust’s ability to generate positive cash flow from operating activities and to meet its liquidity needs, including debt service payments, repayment of debt principal and capital expenditures, will continue to depend on these available external sources. Dividends received from the Bank are a component of funding sources available to the Real Estate Trust. The availability and amount of dividends in future periods is dependent upon, among other things, the Bank’s operating performance and income, and regulatory restrictions on such payments. Tax sharing and dividend payments received by the Real Estate Trust are presented as cash flows from operating activities in the Consolidated Statements of Cash Flows.

During fiscal 2003, 2002 and 2001, the Bank made tax sharing payments totaling $11.5, $5.7 and $3.4 million to the Real Estate Trust. During fiscal 2003, 2002 and 2001, the Bank made dividend payments totaling $16.0, $16.0 and $12.8 million to the Real Estate Trust.

In recent years, the operations of the Trust have generated net operating losses while the Bank has reported net income. The Trust’s consolidation of the Bank’s operations into the Trust’s federal income tax return has resulted in the use of the Trust’s net operating losses to reduce the federal income taxes the Bank would otherwise have owed. If in any future year, the Bank has taxable losses or unused credits, the Trust would be obligated to reimburse the Bank for the greater of (i) the tax benefit to the group using such tax losses or unused tax credits in the group’s consolidated federal income tax returns or (ii) the amount of the refund which the Bank would otherwise have been able to claim if it were not being included in the consolidated federal income tax return of the group.

2. SAUL HOLDINGS LIMITED PARTNERSHIP—REAL ESTATE TRUST

In fiscal 1993, the Real Estate Trust entered into a series of transactions undertaken in connection with an initial public offering of common stock of a newly organized corporation, Saul Centers, Inc. The Real Estate Trust transferred its 22 shopping centers and one of its office properties together with the debt associated with such properties to a newly formed partnership, Saul Holdings, in which as of September 30, 2003, the Real Estate Trust owns (directly or through one of its wholly owned subsidiaries) a 20.0% interest, other entities affiliated with the Real Estate Trust own a 4.8% interest, and Saul Centers owns a 75.2% interest. Certain officers and trustees of the Trust are also officers and/or directors of Saul Centers.

In connection with the transfer of its properties to Saul Holdings, the Real Estate Trust was relieved of approximately $196 million in mortgage debt and deferred interest. Pursuant to a reimbursement agreement among the partners of Saul Holdings and its subsidiary limited partnerships (collectively, the “Partnerships”), the Real Estate Trust and its subsidiaries that are partners in the Partnerships have agreed to reimburse Saul Centers and the other partners in the event the Partnerships fail to make payments with respect to certain portions of the Partnerships’ debt obligations and Saul Centers or any such other partners personally make payments with respect to such debt obligations. At September 30, 2003, the maximum potential obligations of the Real Estate Trust and its subsidiaries under this agreement totaled approximately $115.5 million.

The fair market value of each of the properties contributed to the Partnerships by the Real Estate Trust at the date of transfer (the FMV of each such property) exceeded the tax basis of such property (with respect to each

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

property, such excess is referred to as the FMV-Tax Difference). In the event Saul Centers, as general partner of the Partnerships, causes the Partnerships to dispose of one or more of such properties, a disproportionately large share of the total gain for federal income tax purposes would be allocated to the Real Estate Trust or its subsidiaries. In general, if the gain recognized by the Partnerships on a property disposition is less than or equal to the FMV-Tax Difference for such property (as previously reduced by the amounts of special tax allocations of depreciation deductions to the partners), a gain equal to the FMV-Tax Difference (as adjusted) will be allocated to the Real Estate Trust. To the extent the gain recognized by the Partnerships on the property disposition exceeds the FMV-Tax Difference (as adjusted), such excess generally will be allocated among all the partners in Saul Holdings based on their relative percentage interests. In general, the amount of gain allocated to the Real Estate Trust in the event of such a property disposition is likely to exceed, perhaps substantially, the amount of cash, if any, distributable to the Real Estate Trust as a result of the property disposition. In addition, future reductions in the level of the Partnerships’ debt, or any release of the guarantees of such debt by the Real Estate Trust, could cause the Real Estate Trust to have taxable constructive distributions without the receipt of any corresponding amounts of cash. Currently, management does not intend to seek a release of or a reduction in the guarantees or to convert its limited partner units in Saul Holdings into shares of Saul Centers common stock.

At the date of transfer of the Real Estate Trust properties to Saul Holdings, liabilities exceeded assets transferred by approximately $104.3 million on an historical cost basis. The assets and liabilities were recorded by Saul Holdings and Saul Centers at their historical cost rather than market value because of affiliated ownership and common management and because the assets and liabilities were the subject of the business combination between Saul Centers and Saul Holdings, newly formed entities with no prior operations.

Immediately subsequent to the business combination and initial public offering of common stock by Saul Centers, Saul Centers had total owners’ equity of approximately $16.4 million of which approximately $3.5 million related to the Real Estate Trust’s original 21.5% ownership interest. Changes in the Real Estate Trust’s equity investment balance resulting from capital transactions of the investee are recognized directly in the Trust’s shareholders’ equity in the accompanying financial statements.

The management of Saul Centers has adopted a strategy of maintaining a ratio of total debt to total asset value, as estimated by management, of fifty percent or less. The management of Saul Centers has concluded at September 30, 2003, that the total debt of Saul Centers remains below fifty percent of total asset value. As a result, the management of the Real Estate Trust has concluded that fundings under the reimbursement agreement are remote.

As of September 30, 2003, the Real Estate Trust’s investment in the consolidated entities of Saul Centers, which is accounted for under the equity method, consisted of the following.

(In thousands)
Saul Holdings:
Investment in partnership units	$12,045
Distributions in excess of allocated net income	(19,844)
Saul Centers:
Investment in common shares	73,059
Distributions in excess of allocated net income	(11,877)

Total	$53,383

The Trust’s investments in Saul Centers exceeded the underlying book value of the investment at the time of the purchases. At September 30, 2003 the cumulative excess totaled $69.6 million. This amount is being amortized over the useful life of the underlying real estate assets. At September 30, 2003, the unamortized balance was $62.5 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of September 30, 2003, the Real Estate Trust, through its partnership interest in Saul Holdings of 20.0% and its ownership of common shares of Saul Centers of 23.8% (market value of $99.4 million at September 30, 2003), effectively owns 37.9% of the consolidated entities of Saul Centers. Substantially all of these shares and/or units have been deposited as collateral for the Trust’s revolving lines of credit. See Note 4.

The unaudited Condensed Consolidated Balance Sheets as of September 30, 2003 and 2002, and the unaudited Condensed Consolidated Statements of Operations for the years ended September 30, 2003, 2002 and 2001 of Saul Centers follow.

SAUL CENTERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,
(In thousands)	2003	2002
Assets
Real estate investments	$537,172	$487,945
Accumulated depreciation	(161,153)	(146,875)
Other assets	41,515	37,586

Total assets	$417,534	$378,656

Liabilities and stockholders’ deficit
Notes payable	$400,668	$377,269
Other liabilities	22,470	19,022

Total liabilities	423,138	396,291
Total stockholders’ deficit	(5,604)	(17,635)

Total liabilities and stockholders’ deficit	$417,534	$378,656

SAUL CENTERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Twelve Months Ended September 30,
(In thousands)	2003	2002	2001
Revenue
Base rent	$76,900	$73,893	$68,823
Other revenue	19,363	18,182	15,775

Total revenue	96,263	92,075	84,598

Expenses
Operating expenses	19,843	17,752	16,021
Interest expense	25,882	24,927	24,898
Amortization of debt expense	819	655	543
Depreciation and amortization	16,815	17,468	15,259
General and administrative	6,032	5,226	4,074

Total expenses	69,391	66,028	60,795

Operating income	26,872	26,047	23,803
Non-operating item
Gain on sale of property	—	1,426	—

Net income before minority interest	26,872	27,473	23,803
Minority interest	(8,082)	(8,069)	(8,069)

Net income	$18,790	$19,404	$15,734

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. INVESTMENT PROPERTIES—REAL ESTATE TRUST

The following table summarizes the cost basis of income-producing properties and land parcels together with their related debt.

	No.	Land	Buildings and Improvements	Total	Related Debt
September 30, 2003
Income-producing properties
Hotels	18	$18,684	$239,376	$258,060	$167,916
Office and industrial	13	14,786	165,599	180,385	155,228
Other	4	2,803	—	2,803	—

	35	$36,273	$404,975	$441,248	$323,144	(1)

Land Parcels	9	$42,425	$—	$42,425	$—

(1)	Amount includes $322.4 million of mortgage notes payable and approximately $700,000 of capital leases.

(Dollars in thousands)	No.	Land	Buildings and Improvements	Total	Related Debt
September 30, 2002:
Income-producing properties
Hotels	18	$18,684	$236,882	$255,566	$166,650
Office and industrial	13	14,786	162,134	176,920	160,846
Other	4	2,803	—	2,803	—

	35	$36,273	$399,016	$435,289	$327,496	(2)

Land Parcels	10	$44,020	$—	$44,020	$—

(2)	Amount includes $326.2 million of mortgage notes payable and $1.3 million of capital leases.

On December 18, 2000, the Real Estate Trust sold its 124-unit San Simeon apartment project in Dallas, Texas. The sales price was $3.1 million and the Real Estate Trust recognized a gain of $2.2 million on the transaction. The proceeds of the sales were used to acquire a 10.7 acre parcel of land in Loudoun County, Virginia, for $2.8 million.

On June 13, 2001, the Real Estate Trust sold a 4.79 acre section of its Circle 75 land parcel located in Atlanta, Georgia for $3.0 million. The Real Estate Trust recognized a gain of $2.4 million on this transaction.

On August 8, 2001, the Real Estate Trust sold Metairie Tower, a 91,000 square foot office building located in Metairie, Louisiana, for $7.2 million. The Real Estate Trust recognized a gain of $5.2 million on this transaction.

On September 7, 2001, the Real Estate Trust sold 9.5 acres of its Commerce Center land parcel located in Ft. Lauderdale, Florida, for approximately $2.0 million, and recognized a gain of $245,000 on the transaction.

During fiscal 2001, the Real Estate Trust also received net proceeds of $2.0 million and recognized a gain of $620,000 from the condemnation of portions of two land parcels in Colorado and Michigan.

On September 25, 2003, the Real Estate Trust sold 7.7 acres located in Rockville, Maryland, for $11.3 million, and recognized a gain of $9.1 million on the transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. DEBT—REAL ESTATE TRUST

Mortgage notes payable are secured by various income-producing properties, land parcels, and properties under construction. Almost all mortgage notes are payable in monthly installments, have maturity dates ranging to 2021 and accrue interest at annual rates from 3.1% to 9.1%. Certain mortgages contain a number of restrictions, including cross default provisions. At September 30, 2003, the Real Estate Trust is in compliance with the debt covenants.

Notes payable—unsecured includes notes which have been sold by the Real Estate Trust directly to investors at varying interest rates with maturities of one to ten years. These notes do not contain any provisions for conversion, sinking fund or amortization, but are subject to a provision permitting the Real Estate Trust to call them prior to maturity. The weighted average interest rates were 9.2% and 9.8% at September 30, 2003 and 2002. During fiscal 2003 and 2002, the Real Estate Trust sold notes amounting to approximately $12.5 and $7.6 million. At September 30, 2003, the Real Estate Trust is in compliance with the debt covenants.

In March 1998, the Real Estate Trust issued $200.0 million aggregate principal amount of 9 3/4% Senior Secured Notes. These Notes are non-recourse obligations of the Real Estate Trust and are secured by a first priority perfected security interest in 8,000 shares, or 80%, of the issued and outstanding common stock of the Bank, which constitute all of the Bank common stock held by the Real Estate Trust.

In fiscal 1995, the Real Estate Trust established a $15.0 million secured revolving credit line with an unrelated bank. This facility was for an initial two-year period subject to extension for one or more additional one-year terms. In fiscal 1997, the facility was increased to $20.0 million and was renewed for an additional two-year period. In September 1999, this facility was increased to $50.0 million and its term was set at three years with provisions for extending the term annually. The maturity date for this line is September 29, 2004. On December 12, 2003 this facility was increased to $55.0 million and the maturity date extended to December 12, 2006. This facility is secured by a portion of the Real Estate Trust’s ownership in Saul Holdings Partnership and Saul Centers. Interest is computed by reference to a floating rate index. At September 30, 2003, the Real Estate Trust had borrowings under the facility of $3.8 million and unrestricted availability of $46.2 million. At September 30, 2003 the interest rate under this facility was 4.0%.

In fiscal 1996, the Real Estate Trust established an $8.0 million revolving credit line with an unrelated bank, secured by a portion of the Real Estate Trust’s ownership interest in Saul Holdings Partnership. This facility was initially for a one-year term, after which any outstanding loan amount would amortize over a two-year period. During fiscal 1997, 1998, 2000, and 2003 the line of credit was increased to $10.0, $20.0, $25.0 and $45.0 million. The current maturity date for this line is September 26, 2006. Interest is computed by reference to a floating rate index. At September 30, 2003, the Real Estate Trust had no outstanding borrowings and unrestricted availability of $45.0 million.

The maturity schedule for the Real Estate Trust’s outstanding debt at September 30, 2003 for the fiscal years commencing October 1, 2003 is set forth in the following table.

	Debt Maturity Schedule (In thousands)
Fiscal Year	Mortgage Notes	Notes Payable—Secured	Notes Payable—Unsecured	Total
2004	$11,792	$3,800	$12,238	$27,830
2005	16,387	—	10,507	26,894
2006	94,672	—	7,434	102,106
2007	5,543	—	4,468	10,011
2008	5,952	200,000	3,755	209,707
Thereafter	188,091	—	16,947	205,038

Total	$322,437	$203,800	$55,349	$581,586

Of the $322.4 million of mortgage notes outstanding at September 30, 2003, $314.5 million was non-recourse to the Real Estate Trust.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. INCOME FROM COMMERCIAL PROPERTIES—REAL ESTATE TRUST

Income from commercial properties includes minimum rent arising from non-cancelable commercial leases. Minimum rent for fiscal years 2003, 2002, and 2001 amounted to $34.9, $34.9 and $37.0 million. Future minimum rentals as of September 30, 2003 under non-cancelable leases are as follows:

Fiscal Year	(In thousands)
2004	$32,108
2005	28,571
2006	24,005
2007	19,482
2008	15,860
Thereafter	53,759

Total	$173,785

6. TRANSACTIONS WITH RELATED PARTIES—REAL ESTATE TRUST

TRANSACTIONS WITH B. F. SAUL COMPANY AND ITS SUBSIDIARIES

The Real Estate Trust is managed by B. F. Saul Advisory Company, L.L.C., (the “Advisor”), a wholly-owned subsidiary of B. F. Saul Company (“Saul Co.”). All of the Real Estate Trust officers and four Trustees of the Trust are also officers and/or directors of Saul Co. The Advisor is paid a fixed monthly fee which is subject to annual review by the Trustees. The monthly fee was $458,000 during fiscal 2003, $475,000 during fiscal 2002, and $363,000 during fiscal 2001. The advisory contract has been extended until September 30, 2004, and will continue thereafter unless canceled by either party at the end of any contract year. Certain loan agreements prohibit termination of this contract.

Saul Co. and B.F. Saul Property Company (“Saul Property Co.”), a wholly-owned subsidiary of Saul Co., provide services to the Real Estate Trust through commercial property management and leasing, hotel management, development and construction management, and acquisitions, sales and financings of real property. Fees paid to Saul Co. and Saul Property Co. amounted to $6.9, $6.8 and $7.4 million in fiscal 2003, 2002 and 2001.

The Real Estate Trust reimburses the Advisor and Saul Property Co. for costs and expenses incurred on behalf of the Real Estate Trust, in-house legal expenses, and for all travel expenses incurred in connection with the affairs of the Real Estate Trust.

The Real Estate Trust currently pays the Advisor fees equal to 2% of the principal amount of the unsecured notes as they are issued to offset its costs of administering the program. These payments amounted to $251,000, $183,000 and $93,000 in fiscal 2003, 2002 and 2001.

A subsidiary of Saul Co. is a general insurance agency which receives commissions and countersignature fees in connection with the Real Estate Trust’s insurance program. Such commissions and fees amounted to approximately $302,000, $196,000 and $171,000 in fiscal 2003, 2002 and 2001.

At October 1, 2000, the Real Estate Trust had an unsecured note receivable from the Saul Co. with an outstanding balance of $11.8 million. During fiscal 2003, 2002 and 2001, curtails of $3.5, $1.3 and $4.0 million were paid by the Saul Co. Interest on the loan is computed by reference to a floating rate index. At September 30, 2003, the total due the Real Estate Trust was $3.0 million. Interest accrued on these loans amounted to $151,000, $300,000 and $700,000 during fiscal 2003, 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

REMUNERATION OF TRUSTEES AND OFFICERS

For fiscal years 2003, 2002, and 2001, the Real Estate Trust paid the Trustees approximately $109,000, $95,000 and $94,000 for their services. No compensation was paid to the officers of the Real Estate Trust for acting as such; however, one Trustee was paid by the Bank for his services as Chairman and Chief Executive Officer of the Bank, and four received payments for their services as directors of the Bank. Four of the Trustees and all of the officers of the Real Estate Trust receive compensation from Saul Co. as directors and/or officers.

SAUL HOLDINGS LIMITED PARTNERSHIP AND SAUL CENTERS, INC.

The Real Estate Trust accounts for these investments under the equity method. The Real Estate Trust’s share of earnings for fiscal 2003, 2002 and 2001 was $8.6, $9.1 and $7.4 million. See Note 2.

OTHER TRANSACTIONS

The Real Estate Trust leases space to the Bank and Saul Property Co. at two of its income-producing properties. Minimum rents and expense recoveries paid by these affiliates amounted to approximately $5.4, $5.1 and $4.0 million in fiscal 2003, 2002 and 2001.

7. LOANS HELD FOR SECURITIZATION AND/OR SALE—THE BANK

Loans held for securitization and/or sale are composed of the following:

(In thousands)	September 30,
	2003	2002
Single-family residential	$1,378,831	$930,613
Automobile	—	290,656
Home improvement and related loans	—	1,766

Total	$1,378,831	$1,223,035

8. INVESTMENT SECURITIES—THE BANK

At September 30, 2003 and 2002, investment securities are composed of U.S. Government securities and are classified as held-to-maturity. Gross unrealized holding gains and losses on the Bank’s U.S. Government securities at September 30, 2003 and 2002 are as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
September 30, 2003
U.S. Government securities: Original maturity after one year, but within five years	$46,345	$186	$—	$46,531

September 30, 2002
U.S. Government securities: Original maturity after one year, but within five years	$46,445	$524	$—	$46,969

There were no sales of investment securities during the years ended September 30, 2003, 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. MORTGAGE-BACKED SECURITIES—THE BANK

At September 30, 2003 and 2002, all mortgage-backed securities are classified as held-to-maturity. Gross unrealized holding gains and losses on the Bank’s mortgage-backed securities at September 30, 2003 and 2002 are as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
September 30, 2003
FNMA	$170,849	$4,741	$1	$175,589
FHLMC	222,777	7,494	—	230,271
Private label, AAA-rated	84,766	219	81	84,904

Total	$478,392	$12,454	$82	$490,764

September 30, 2002
FNMA	$226,680	$5,837	$2	$232,515
FHLMC	658,965	20,028	4	678,989
Private label, AAA-rated	142,988	3,459	99	146,348

Total	$1,028,633	$29,324	$105	$1,057,852

Contractual maturities of the Bank’s mortgage-backed securities at September 30, 2003 are as follows:

(In thousands)
Due within one year	$26,420
Due after one year, but within five years	109,017
Due after five years, but within ten years	66,976
Due after ten years	275,979

Total	$478,392

Accrued interest receivable on mortgage-backed securities totaled $2.2 and $5.4 million at September 30, 2003 and 2002, respectively, and is included in other assets in the Consolidated Balance Sheets.

10. LOANS RECEIVABLE—THE BANK

Loans receivable is composed of the following:

(In thousands)	September 30,
	2003	2002
Single-family residential	$4,397,394	$3,624,711
Home equity	1,336,776	1,090,325
Real estate construction and ground	402,269	458,425
Commercial real estate and multifamily	19,435	20,578
Commercial	1,599,423	1,518,308
Automobile	492,896	333,078
Subprime automobile	96,128	232,001
Home improvement and related loans	48,145	101,156
Overdraft lines of credit and other consumer	36,461	37,300

	8,428,927	7,415,882

Less:
Undisbursed portion of loans	878,489	913,366
Unearned discounts and net deferred loan origination costs	(67,516)	(49,512)
Allowance for losses on loans	58,397	66,079

	869,370	929,933

Total	$7,559,557	$6,485,949

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank serviced loans owned by others amounting to $8,475.6 and $7,844.5 million at September 30, 2003 and 2002, respectively.

Accrued interest receivable on loans totaled $25.4 and $27.8 million at September 30, 2003 and 2002, respectively, and is included in other assets in the Consolidated Balance Sheets.

11. ALLOWANCE FOR LOSSES—THE BANK

Activity in the allowance for losses on loans receivable is summarized as follows:

(In thousands)	September 30,
	2003	2002	2001
Beginning Balance	$66,079	$57,018	$52,518
Provision for losses	18,422	51,367	59,496
Charge-offs	(44,957)	(56,017)	(64,241)
Recoveries	18,853	13,711	9,245

Ending Balance	$58,397	$66,079	$57,018

12. REAL ESTATE HELD FOR INVESTMENT OR SALE—THE BANK

Real estate held for investment or sale is composed of the following:

(In thousands)	September 30,
	2003	2002
Real estate held for investment (net of allowance for losses of $202 for both periods)	$925	$925
Real estate held for sale (net of allowance for losses of $71,293, at September 30, 2002)	21,820	23,372

Total real estate held for investment or sale	$22,745	$24,297

Gain (loss) on real estate held for investment or sale is composed of the following:

(In thousands)	Year Ended September 30,
	2003	2002	2001
Provision for losses	$—	$(700)	$(4,200)
Net gain from operating properties	957	652	774
Net gain on sales	5,823	1,040	6,241

Total gain	$6,780	$992	$2,815

13. GOODWILL AMORTIZATION—THE BANK

As a result of adopting SFAS 142, the Bank did not record goodwill amortization expense during the fiscal year ended September 30, 2003. The following table sets forth net income for the fiscal years ended September 30, 2002 and 2001 on a pro forma basis, excluding goodwill amortization.

(In thousands)	September 30,
	2002	2001
Operating income:
As reported	$103,582	$95,647
Add back:
Goodwill amortization, net of related tax	1,531	1,748

Pro forma operating income	$105,113	$97,395

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. LOAN SERVICING RIGHTS—THE BANK

Servicing assets are recorded when purchased and in conjunction with loan sales and securitization transactions. Activity in servicing assets is summarized as follows:

(In thousands)	Year ended September 30,
	2003	2002	2001
Beginning Balance	$105,963	$81,777	$78,636
Additions	75,277	51,794	19,679
Charge-offs	(30,656)	—	—
Amortization	(31,198)	(27,608)	(16,538)

Ending Balance	119,386	105,963	81,777
Valuation Allowance	(23,118)	(45,533)	(19,343)

Carrying Value	$96,268	$60,430	$62,434

Accumulated amortization was $165.0 and $133.8 million at September 30, 2003 and 2002. The aggregate fair value of servicing assets at September 30, 2003 and 2002 was $96.9 and $60.3 million, respectively.

Activity in the valuation allowance for servicing assets is summarized as follows:

(In thousands)	Year Ended September 30,
	2003	2002	2001
Balance at beginning of year	$45,533	$19,343	$3,591
Additions charged to loan expenses	8,241	26,190	15,752
Charge-offs	(30,656)	—	—

Balance at end of year	$23,118	$45,533	$19,343

There were no sales of rights to service mortgage loans during fiscal years 2003, 2002 and 2001. Servicing fees are included in servicing and securitization income in the Consolidated Statements of Operations.

At September 30, 2003 and 2002, key assumptions and the sensitivity of the current value of originated servicing assets to an immediate 10 percent and 20 percent adverse change in those assumptions are as follows:

(Dollars in thousands)	September 30, 2003
	Single-Family Residential	Home Equity/ Home Improvement
Carrying value	$90,209	$234
Weighted average life (in years)	4.1	1.6
Prepayment speed assumption (annual rate) (1)	22.03%	48.00%
Impact on fair value at 10% adverse change	$(4,338)	$(15)
Impact on fair value at 20% adverse change	$(8,220)	$(30)
Discount rate (annual)	8.38%	7.21%
Impact on fair value at 10% adverse change	$(1,976)	$(3)
Impact on fair value at 20% adverse change	$(4,130)	$(6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands)	September 30, 2002
	Single-Family Residential	Home Equity/ Home Improvement
Carrying value	$50,171	$686
Weighted average life (in years)	3.1	1.7
Prepayment speed assumption (annual rate) (1)	29.39%	51.05%
Impact on fair value at 10% adverse change	$(3,110)	$(43)
Impact on fair value at 20% adverse change	$(5,712)	$(84)
Discount rate (annual)	9.05%	8.62%
Impact on fair value at 10% adverse change	$(967)	$(9)
Impact on fair value at 20% adverse change	$(1,899)	$(16)

(1)	Represents Constant Prepayment Rate.

15. LOAN SECURITIZATION TRANSACTIONS—THE BANK

The Bank periodically sells various receivables through asset-backed securitizations, in which receivables are transferred to trusts, and certificates are sold to investors. The following chart summarizes the Bank’s securitization activities as of or for the fiscal years ended September 30, 2003, 2002 and 2001.

(In thousands)	As of or for the year ended September 30,
	2003	2002	2001
Single-Family Residential
Loans sold into new trusts	$2,551,634	$1,400,685	$—
Outstanding trust certificate balance	3,509,029	1,341,712	—
Gains recognized	92,901	52,452	—

Automobile
Loans sold into new trusts	$—	$236,085	$804,861
Outstanding trust certificate balance	389,678	792,949	1,171,575
Gains recognized	—	3,098	15,950

Home Equity
Loans sold into existing trusts	$11,457	$32,802	$46,229
Outstanding trust certificate balance	20,097	42,904	91,093
Gains recognized	540	1,275	1,811

Home Improvement
Loans sold into existing trusts	$—	$1,547	$2,634
Outstanding trust certificate balance	19,205	35,927	57,575
Gains recognized	—	—	—

The Bank continues to service, and receive servicing fees on, the outstanding balance of securitized receivables. The Bank also retains rights, which may be subordinated, to future cash flows arising from the receivables after the expenses of the securitization trust are paid. The Bank generally estimates the fair value of retained interests based on the estimated present value of expected future cash flows from securitized and sold receivables, using management’s best estimates of the key assumptions—credit losses, prepayment speeds and discount rates commensurate with the risks involved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes certain cash flows received from securitization trusts:

(In thousands)	Year Ended September 30,
	2003	2002
Proceeds from new securitizations	$2,510,584	$1,619,419
Servicing fees received	14,585	14,030
Other cash flows received on retained interests	42,087	50,704

Servicing and securitization income includes the initial gains on current securitization and sale transactions and income from interest-only strips receivable recognized in connection with current and prior period securitization and sale transactions.

At September 30, 2003 and 2002, key assumptions and the sensitivity of the current fair value of the retained interests to an immediate 10 percent and 20 percent adverse change in those assumptions are as follows:

(Dollars in thousands)	September 30, 2003
	Single-Family Residential		Automobile		Home Equity/ Home Improvement
Carrying value (fair value)	$149,189		$7,372		$467
Weighted average life (in years)	4.0		0.9		0.8
Prepayment speed assumption (average annual rate)	22.59	%(1)	1.50	%(2)	55.88	%(2)
Impact on fair value at 10% adverse change	$(9,001)		$(426)		$(53)
Impact on fair value at 20% adverse change	$(16,886)		$(874)		$(96)
Expected credit losses (annual rate)	0.01%		2.06%		1.50%
Impact on fair value at 10% adverse change	$(33)		$(672)		$(21)
Impact on fair value at 20% adverse change	$(66)		$(1,343)		$(43)
Discount rate (annual rate)	8.50%		8.00%		8.52%
Impact on fair value at 10% adverse change	$(3,352)		$(39)		$(2)
Impact on fair value at 20% adverse change	$(6,444)		$(78)		$(4)

(Dollars in thousands)	September 30, 2002
	Single-Family Residential		Automobile		Home Equity/ Home Improvement
Carrying value (fair value)	$61,515		$51,625		$9,205
Weighted average life (in years)	4.57		1.19		1.29
Prepayment speed assumption (average annual rate)	19.64	%(1)	1.50	%(2)	55.06	%(1)
Impact on fair value at 10% adverse change	$(3,407)		$(1,488)		$(185)
Impact on fair value at 20% adverse change	$(6,422)		$(3,054)		$(349)
Expected credit losses (annual rate)	0.02%		0.96%		1.22%
Impact on fair value at 10% adverse change	$(39)		$(867)		$(59)
Impact on fair value at 20% adverse change	$(79)		$(1,734)		$(117)
Discount rate (annual rate)	8.50%		8.00%		8.59%
Impact on fair value at 10% adverse change	$(1,643)		$(476)		$(11)
Impact on fair value at 20% adverse change	$(3,207)		$(945)		$(22)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Key assumptions used in measuring retained interests at the date of securitizations completed during fiscal year 2003 and 2002 are as follows:

	Single-Family Residential		Automobile
Year Ended September 30, 2003
Prepayment speed assumption (average annual rate)	20.49	% (1)	—
Expected credit losses (annual rate)	0.01%		—
Discount rate (annual rate)	8.50%		—

Year Ended September 30, 2002
Prepayment speed assumption (average annual rate)	19.56	% (1)	1.50	% (2)
Expected credit losses (annual rate)	0.02%		0.96%
Discount rate (annual rate)	8.50%		8.00%

(1)	Represents Constant Prepayment Rate. Certain loans may require the payment of a fee if the borrower prepays the loan during the period up to three years after origination. The Bank uses a lower prepayment assumption during these periods.
(2)	Represents absolute prepayment model or ABS—an assumed rate of prepayment each month relative to the original number of automobile loans in a pool.

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effects shown in the above tables of a variation in a particular assumption on the fair value of interest-only strips receivable is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another factor, which might magnify or counteract the sensitivities.

Principal balances, delinquent amounts and net credit losses for securitized loans were as follows:

(In thousands)	As of or for the year ended September 30, 2003
	Total Principal Amount of Loans	Principal Amount of Loans Past Due 90 Days or More or Non-Performing	Net Credit Losses (Recoveries)
Single-family residential	$3,427,013	$4,535	$—
Automobile	393,333	5,697	20,371
Home equity, home improvement and related loans	37,606	649	(197)

Total	$3,857,952	$10,881	$20,174

(In thousands)	As of or for the year ended September 30, 2002
	Total Principal Amount of Loans	Principal Amount of Loans Past Due 90 Days or More or Non-Performing	Net Credit Losses
Single-family residential	$1,342,568	$2,032	$—
Automobile	803,852	6,858	22,684
Home equity, home improvement and related loans	99,913	741	378

Total	$2,246,333	$9,631	$23,062

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. PROPERTY AND EQUIPMENT—THE BANK

Property and equipment is composed of the following:

(Dollars in thousands)	Estimated Useful Lives	September 30,
		2003	2002
Land	—	$87,647	$55,990
Projects in progress	—	3,950	4,473
Buildings and improvements	10-65 years	298,371	299,964
Leasehold and tenant improvements	5-20 years	134,356	120,708
Furniture and equipment	5-10 years	229,041	228,764
Automobiles	3-5 years	4,048	3,531

		757,413	713,430
Less:
Accumulated depreciation and amortization		266,682	241,013

Total		$490,731	$472,417

Depreciation and amortization expense amounted to $44.5, $38.7 and $34.2 million for the years ended September 30, 2003, 2002 and 2001, respectively.

Effective July 1, 2003, the Bank adopted FIN 46. FIN 46 requires companies to identify variable interest entities and consolidate them if it is determined that the company is the primary beneficiary of the variable interest entity. Pursuant to FIN 46, the Bank consolidated the assets and liabilities of 7501 Wisconsin Avenue LLC (the “LLC”), which owns the land on which the Bank’s executive office building was constructed. As a result, property and equipment and minority interest on the Consolidated Balance Sheets each include $31.4 million at September 30, 2003 related to the Bank’s involvement with the LLC. See Notes C and 32.

17. AUTOMOBILES SUBJECT TO LEASE—THE BANK

Automobiles subject to lease is composed of the following:

(Dollars in thousands)	Estimated Useful Lives	September 30,
		2003	2002
Automobiles	3-5 years	$1,178,161	$1,388,259
Less:
Accumulated depreciation		322,751	277,343

Total		$855,410	$1,110,916

Depreciation expense related to automobile leases amounted to $171.9, $161.9 and $110.6 million for the years ended September 30, 2003, 2002 and 2001, respectively. Automobile rental income amounted to $235.8, $242.6 and $167.4 million for the years ended September 30, 2003, 2002 and 2001, respectively.

The following is a schedule by years of future minimum automobile rental income at September 30, 2003:

Year Ending September 30,	(In thousands)
2004	$175,100
2005	107,848
2006	56,253
2007	16,497
2008	1,745

Total	$357,443

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. LEASES—THE BANK

The Bank has noncancelable, long-term leases for office premises and retail space which have a variety of terms expiring from fiscal year 2004 to fiscal year 2023 and ground leases which have terms expiring from fiscal year 2029 to fiscal year 2081. These leases are accounted for as operating leases. Some of the leases are subject to rent adjustments in the future based upon changes in the Consumer Price Index and some also contain renewal options. The following is a schedule by years of future minimum lease payments required at September 30, 2003:

Year Ending September 30,	(In thousands)
2004	$22,931
2005	22,176
2006	21,423
2007	20,566
2008	15,398
Thereafter	92,386

Total	$194,880

Rent expense totaled $32.4, $29.9 and $26.9 million for the years ended September 30, 2003, 2002 and 2001, respectively. For operating leases with fixed escalation amounts, rent expense is recognized on a straight line basis over the term of the lease.

19. DEPOSIT ACCOUNTS—THE BANK

An analysis of deposit accounts and the related weighted average effective interest rates at year end are as follows:

(Dollars in thousands)	September 30,
	2003		2002
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Demand accounts	$951,844	—	$779,634	—
NOW accounts	1,951,281	0.20%	1,656,522	0.32%
Money market deposit accounts	2,321,026	0.70%	1,953,312	1.47%
Statement savings accounts	997,686	0.28%	893,093	0.79%
Other deposit accounts	152,758	0.25%	135,169	0.50%
Certificate accounts, less than $100	1,207,728	2.05%	1,416,739	3.23%
Certificate accounts, $100 or more	518,182	1.87%	603,116	2.78%

Total	$8,100,505	0.71%	$7,437,585	1.40%

The Bank’s deposits are insured by the FDIC up to $100,000 for each insured depositor.

Interest expense on deposit accounts is composed of the following:

(In thousands)	Year Ended September 30,
	2003	2002	2001
NOW accounts	$4,562	$4,752	$7,773
Money market deposit accounts	21,405	31,512	48,744
Statement savings accounts	4,387	8,447	11,963
Certificate accounts	49,195	98,262	177,619
Other deposit accounts	573	939	1,507

Total	$80,122	$143,912	$247,606

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Outstanding certificate accounts at September 30, 2003 mature in the years indicated as follows:

Year Ending September 30,	(In thousands)
2004	$1,387,609
2005	142,253
2006	122,687
2007	32,454
2008	40,907

Total	$1,725,910

At September 30, 2003, certificate accounts of $100,000 or more have contractual maturities as indicated below:

(In thousands)
Three months or less	$278,381
Over three months through six months	49,232
Over six months through 12 months	106,168
Over 12 months	84,401

Total	$518,182

20. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND OTHER SHORT-TERM BORROWINGS—THE BANK

Short-term borrowings are summarized as follows:

(Dollars in thousands)	September 30,
	2003	2002	2001
Securities sold under repurchase agreements:
Balance at year end	$5,816	$505,140	$110,837
Average amount outstanding during the year	268,870	405,844	397,842
Maximum amount outstanding at any month end	506,065	559,957	534,170
Amount maturing within 30 days	2,816	505,140	110,837
Weighted average interest rate during the year	1.44%	1.95%	5.74%
Weighted average interest rate on year end balances	0.77%	1.82%	3.21%

Other short-term borrowings:
Balance at year end	$162,498	$154,344	$171,513
Average amount outstanding during the year	170,385	169,037	169,820
Maximum amount outstanding at any month end	209,805	179,069	181,942
Amount maturing within 30 days	162,498	154,344	171,513
Weighted average interest rate during the year	0.55%	1.17%	4.39%
Weighted average interest rate on year end balances	0.32%	1.07%	2.18%

The investment and mortgage-backed securities underlying the dealer repurchase agreements were delivered to the dealers who arranged the transactions. The dealers may have loaned such securities to other parties in the normal course of their operations and agreed to resell to the Bank the identical securities upon the maturities of the agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At September 30, 2003, the Bank had pledged mortgage-backed securities and U.S. Government securities with a combined book value of $172.6 million to secure certain other short-term borrowings. Also at September 30, 2003, the Bank had pledged, but did not borrow against, other loans with a total principal balance of $782.8 million.

21. FEDERAL HOME LOAN BANK ADVANCES—THE BANK

At September 30, 2003, advances from the Federal Home Loan Bank of Atlanta (“FHLB”) totaled $1,987.5 million. The advances bear interest at a weighted average interest rate of 4.89%, which is fixed for the term of the advances, and mature over varying periods as follows:

(In thousands)
Six months or less	$890,379
More than six months through one year	501,634
More than one year through three years	445,448
More than three years through five years	66,675
More than five years	83,333

Total	$1,987,469

Under a Specific Collateral Agreement with the FHLB, advances are secured by the FHLB stock owned by the Bank, qualifying first mortgage loans with a total principal balance of $3,051.1 million, and certain mortgage-backed securities with a book value of $82.8 million. The FHLB requires that members maintain qualifying collateral at least equal to 100% of the member’s outstanding advances at all times. The collateral held by the FHLB in excess of the September 30, 2003 advances is available to secure additional advances from the FHLB, subject to its collateralization guidelines.

22. CAPITAL NOTES—SUBORDINATED—THE BANK

Capital notes, which are subordinated to the interest of deposit account holders and other senior debt, are composed of the following:

(Dollars in thousands)	Issue Date	September 30,		Interest Rate
		2003	2002
Subordinated debentures due 2005	November 23, 1993	$150,000	$150,000	9 1/4%
Subordinated debentures due 2008	December 3, 1996	100,000	100,000	9 1/4%

Total		$250,000	$250,000

The 9 1/4% Subordinated Debentures due 2005 (the “1993 Debentures”) are subject to redemption at any time at the option of the Bank, in whole or in part, at the following redemption prices plus accrued and unpaid interest:

If redeemed during the 12-month period beginning December 1,	Redemption Price
2002	100.925%
2003 and thereafter	100.000%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 9 1/4% Subordinated Debentures due 2008 (the “1996 Debentures”) are subject to redemption at any time at the option of the Bank, in whole or in part, at the following redemption prices plus accrued and unpaid interest:

If redeemed during the 12-month period beginning December 1,	Redemption Price
2002	103.700%
2003	102.775%
2004	101.850%
2005	100.925%
2006 and thereafter	100.000%

The indenture pursuant to which the 1993 Debentures were sold (the “Indenture”) provides that the Bank may not pay dividends on its capital stock unless, after giving effect to the dividend, no event of default shall have occurred and be continuing and the Bank is in compliance with its regulatory capital requirements. In addition, the amount of the proposed dividend may not exceed the sum of (i) $15.0 million, (ii) 66 2/3% of the Bank’s consolidated net income (as defined in the Indenture) accrued on a cumulative basis commencing on October 1, 1993 and (iii) the aggregate net cash proceeds received by the Bank after October 1, 1993 from the sale of qualified capital stock or certain debt securities, minus the aggregate amount of any restricted payments made by the Bank. Notwithstanding the above restrictions on dividends, provided no event of default has occurred or is continuing, the Indenture does not restrict the payment of dividends on the 13% Preferred Stock (as defined below) or any payment-in-kind preferred stock issued in lieu of cash dividends on the Preferred Stock or the redemption of any such payment-in-kind preferred stock. The indenture pursuant to which the 1996 Debentures were sold provides that the proposed dividend may not exceed the sum of the restrictions discussed above for the 1993 Indenture and the aggregate liquidation preference of the new series of preferred stock of the Bank, if issued in exchange for the outstanding REIT Preferred Stock (as defined below). See Note 32.

The Bank received OTS approval to include the principal amount of the 1996 Debentures and the 1993 Debentures in the Bank’s supplementary capital for regulatory capital purposes.

Deferred debt issuance costs, net of accumulated amortization, amounted to $4.2 and $5.2 million at September 30, 2003 and 2002, respectively, and are included in other assets in the Consolidated Balance Sheets. See Note 31.

23. PREFERRED STOCK—THE BANK

Cash dividends on the Bank’s Noncumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) are payable quarterly in arrears at an annual rate of 13%. If the Board of Directors does not declare the full amount of the noncumulative cash dividend accrued in respect of any quarterly dividend period, in lieu thereof the Board of Directors will be required to declare (subject to regulatory and other restrictions) a stock dividend in the form of a new series of payment-in-kind preferred stock of the Bank.

The OTS has approved the inclusion of the Series A Preferred Stock as core capital and has not objected to the payment of dividends on the Series A Preferred Stock, provided certain conditions are met. The holders of the Series A Preferred Stock have no voting rights, except in certain limited circumstances.

Holders of the Series A Preferred Stock will be entitled to receive a liquidating distribution in the amount of $25.00 per share, plus accrued and unpaid dividends for the then-current dividend period in the event of any voluntary liquidation of the Bank, after payment of the deposit accounts and other liabilities of the Bank, and out of the assets available for distribution to shareholders. The Series A Preferred Stock ranks superior and prior to the issued and outstanding common stock of the Bank with respect to dividend and liquidation rights.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Series A Preferred Stock is redeemable by the Bank at its option at any time on and after May 1, 2003, in whole or in part, at the following per share redemption prices in cash, plus, in each case, an amount in cash equal to accrued and unpaid dividends for the then-current dividend period:

If redeemed during the 12-month period beginning May 1,	Redemption Price
2003	$27.250
2004	$27.025
2005	$26.800
2006	$26.575
2007	$26.350
2008	$26.125
2009	$25.900
2010	$25.675
2011	$25.450
2012	$25.225
2013 and thereafter	$25.000

In October 2003, the Bank sold $125.0 million of its 8% Noncumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”). The net proceeds from the issuance of the Series C Preferred Stock were used to redeem all of the Series A Preferred Stock, on October 31, 2003, at a price of $27.25 per share. The Series C Preferred Stock trades on the New York Stock Exchange under the symbol “CCX PrC.” The Bank will pay quarterly dividends in arrears at an annual rate of 8% on the Series C Preferred Stock only if the Board of Directors declares them and the OTS does not object. Dividends, once declared, are payable on or before the fifteenth day of February, May, August and November of each year, however, the dividend payment date for the initial dividend period will be January 15, 2004. Dividends not declared in a quarter will not be paid at any future time, except that upon a liquidation or redemption, accrued dividends for the current period will be paid.

The Series C Preferred Stock is includable in the Bank’s core capital. The holders of the Series C Preferred Stock have no voting rights, except in certain limited circumstances.

The Series C Preferred Stock may not be redeemed before October 1, 2008 except under certain circumstances. On and after October 1, 2008, the Series C Preferred Stock may be redeemed at the option of the Bank, in whole or in part, from time to time, at a redemption price of $25.00 per share, plus all distributions accrued and unpaid on the Series C Preferred Stock that have been declared, and accrued and unpaid dividends for the then-current dividend period, whether or not declared, up to the date of such redemption.

24. COMPENSATION PLANS—THE BANK

The Bank participates in a defined contribution profit sharing retirement plan (the “Plan”) which covers those full-time employees who meet the requirements as specified in the Plan. Prior to January 1, 2002, the Plan, which can be modified or discontinued at any time, required participating employees to contribute 2.0% of their compensation. Beginning January 1, 2002, only corporate contributions are made to the Plan.

Corporate contributions, at the discretionary amount of up to six percent of the employee’s cash compensation, subject to certain limits, were $8.8, $8.2 and $7.3 million for the years ended September 30, 2003, 2002 and 2001, respectively. There are no past service costs associated with the Plan and the Bank has no liability under the Plan other than its current contributions. The Plan owns 4.0% of the Bank’s common stock.

The Bank provides a supplemental defined contribution profit sharing retirement plan (the “SERP”), which covers certain highly-compensated full-time employees who meet the requirements as specified in the SERP. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SERP, which can be modified or discontinued at any time, requires participating employees to contribute 2.0% of their compensation in excess of a specified amount. Corporate contributions, equal to three times the employee’s contribution, were $1.1 million, $861,000 and $689,000 for the years ended September 30, 2003, 2002 and 2001, respectively. There are no past service costs associated with the SERP. The Bank’s liability under the SERP, which includes contributions from employees and is not funded, was $11.2 and $8.7 million at September 30, 2003 and 2002, respectively.

The Bank has granted awards under a deferred compensation plan to certain qualified employees. The deferred compensation plan provides that, as of the end of each fiscal year in the ten-year period prior to vesting, the Bank will add to or deduct from the account of each employee who has received an award, a contribution or deduction, which represents a hypothetical interest (which may be positive or negative) earned on the principal contribution, based on the Bank’s rate of return on average assets as defined in the deferred compensation plan for the fiscal year then ended. The Bank’s expense under the deferred compensation plan totaled $5.3, $3.8 and $3.4 million during the years ended September 30, 2003, 2002 and 2001, respectively.

25. REGULATORY MATTERS—THE BANK

The Bank’s regulatory capital requirements at September 30, 2003 and 2002 were a 1.5% tangible capital requirement, a 4.0% core capital requirement and an 8.0% total risk-based capital requirement. Under the OTS “prompt corrective action” regulations, the Bank must maintain minimum leverage, tier 1 risk-based and total risk-based capital ratios of 4.0%, 4.0% and 8.0%, respectively, to meet the ratios established for “adequately capitalized” institutions. At September 30, 2003 and 2002, the Bank was in compliance with its tangible, core and total risk-based regulatory capital requirements and exceeded the capital standards established for “well capitalized” institutions under the “prompt corrective action” regulations. The information below is based upon the Bank’s understanding of the applicable regulations and related interpretations.

(Dollars in thousands)	SEPTEMBER 30, 2003
	ACTUAL		MINIMUM CAPITAL REQUIREMENT		EXCESS CAPITAL
	Amount	As a % of Assets	Amount	As a % of Assets	Amount	As a % of Assets
Capital per financial statements	$580,997
Minority interest in REIT Subsidiary(1)	144,000

Adjusted capital	724,997
Adjustments for tangible and core capital:
Intangible assets	(42,666)
Non-includable subsidiaries(2)	(939)
Non-qualifying purchased/ originated loan servicing	(5,427)

Total tangible capital	675,965	5.75%	$176,202	1.50%	$499,763	4.25%

Total core capital(3)	675,965	5.75%	$469,872	4.00%	$206,093	1.75%

Tier 1 risk-based capital(3)	675,965	7.67%	$351,879	4.00%	$324,086	3.67%

Adjustments for total risk-based capital:
Subordinated capital debentures	250,000
Allowance for general loan losses	58,397

Total supplementary capital	308,397

Total available capital	984,362
Equity investments(2)(4)	(24,009)

Total risk-based capital(3)	$960,353	11.05%	$703,758	8.00%	$256,595	3.05%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Eligible for inclusion in core capital in an amount up to 25% of the Bank’s core capital pursuant to authorization from the OTS.
(2)	Reflects an aggregate offset of $202,000 representing the allowance for general loan losses maintained against the Bank’s equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a “credit” against the deductions from capital otherwise required for such investments.
(3)	Under the OTS “prompt corrective action” regulations, the standards for classification as “well capitalized” are a leverage (or “core capital”) ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.
(4)	Includes two properties treated as equity investments for regulatory capital purposes. One property has a book value of $2.1 million and is classified as real estate held for sale. The other property has a book value of $22.0 million and is classified as property and equipment.

(Dollars in thousands)	SEPTEMBER 30, 2002
	ACTUAL		MINIMUM CAPITAL REQUIREMENT		EXCESS CAPITAL
	Amount	As a % of Assets	Amount	As a % of Assets	Amount	As a % of Assets
Capital per financial statements	$531,169
Minority interest in REIT Subsidiary(1)	144,000

Adjusted capital	675,169
Adjustments for tangible and core capital:
Intangible assets	(43,199)
Non-includable subsidiaries(2)	(1,413)
Non-qualifying purchased/ originated loan servicing	(2,594)

Total tangible capital	627,963	5.59%	$168,616	1.50%	$459,347	4.09%

Total core capital(3)	627,963	5.59%	$449,643	4.00%	$178,320	1.59%

Tier 1 risk-based capital(3)	627,963	7.05%	$356,532	4.00%	$271,431	3.05%

Adjustments for total risk-based capital:
Subordinated capital debentures	250,000
Allowance for general loan losses	66,079

Total supplementary capital	316,079

Total available capital	944,042
Equity investments(2)	(2,065)

Total risk-based capital(3)	$941,977	10.76%	$713,064	8.00%	$228,913	2.76%

(1)	Eligible for inclusion in core capital in an amount up to 25% of the Bank’s core capital pursuant to authorization from the OTS.
(2)	Reflects an aggregate offset of $202,000 representing the allowance for general loan losses maintained against the Bank’s equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a “credit” against the deductions from capital otherwise required for such investments.
(3)	Under the OTS “prompt corrective action” regulations, the standards for classification as “well capitalized” are a leverage (or “core capital”) ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from total risk-based capital. In February 2003, the Bank received from the OTS an extension of the holding periods for certain of its REO properties through February 7, 2004. The following table sets forth the Bank’s REO at September 30, 2003, by the fiscal year in which the property was acquired through foreclosure.

Fiscal Year	(In thousands)
1990	$2,053	(1)
1991	14,419	(2)
1995	4,017	(2)
2002	220
2003	1,111

Total REO	$21,820

(1)	The Bank treats this property as an equity investment for regulatory capital purposes.
(2)	The Bank received an extension of the holding periods for these properties through February 7, 2004.

26. TRANSACTIONS WITH RELATED PARTIES—THE BANK

Loans Receivable:

From time to time, in the normal course of business, the Bank may make loans to executive officers and directors, their immediate family members or companies with which they are affiliated. These loans are on substantially the same terms as similar loans with unrelated parties. An analysis of activity with respect to these loans for the year ended September 30, 2003 is as follows:

(In thousands)
Balance, September 30, 2002	$19,195
Additions	985
Reductions	(6,312)

Balance, September 30, 2003	$13,868

Services:

B. F. Saul Company, which is a shareholder of the Trust, and its subsidiaries provide certain services to the Bank. These services include property management, insurance brokerage and leasing. Fees for these services were $4.7 million, $775,000 and $1.7 million for the years ended September 30, 2003, 2002 and 2001, respectively.

For each of the years ended September 30, 2003, 2002 and 2001, a director of the Bank was paid $100,000 for consulting services rendered to the Bank and $5,000 for service on the Boards of Directors for two of the Bank’s subsidiaries. Another director of the Bank was paid $100,000 for services as Chairman of the Bank’s Audit Committee. A third director of the Bank was paid total fees of $100,000 for consulting services rendered to two subsidiaries of the Bank and $5,000 for services as Chairman of the Boards of Directors of those subsidiaries. A fourth director of the Bank was paid $50,000 for consulting services rendered to the Bank for each of the years ended September 30, 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tax Sharing Agreement:

The Bank and the other companies in the Trust’s affiliated group are parties to a tax sharing agreement dated June 28, 1990 (the “Tax Sharing Agreement”). The Tax Sharing Agreement provides for payments to be made by members of the Trust’s affiliated group to the Trust based on their separate company tax liabilities. The Tax Sharing Agreement also provides that, to the extent net operating losses or tax credits of a particular member are used to reduce the overall tax liability of the Trust’s affiliated group, such member will be reimbursed by the other members of the affiliated group that have taxable income in an amount equal to such tax reduction. The Bank paid $11.5, $5.7 and $3.4 million to the Trust during fiscal 2003, 2002 and 2001, respectively, under the Tax Sharing Agreement. At September 30, 2003 and 2002, the estimated net tax sharing payment payable to the Trust by the Bank was $400,000 and $2.2 million, respectively.

Other:

The Bank paid $9.3, $9.2 and $6.9 million for office space leased from or managed by companies affiliated with the Bank or its directors during the years ended September 30, 2003, 2002 and 2001, respectively.

The Trust, the B. F. Saul Company, Chevy Chase Lake Corporation and Van Ness Square Corporation, affiliates of the Bank, from time to time maintain interest-bearing deposit accounts with the Bank. Those accounts totaled $40.6 and $31.3 million at September 30, 2003 and 2002, respectively. The Bank paid interest on the accounts amounting to $342,000, $504,000 and $989,000 during fiscal years ended 2003, 2002 and 2001, respectively.

27. FINANCIAL INSTRUMENTS—THE BANK

The Bank, in the normal course of business, is a party to financial instruments with off-balance-sheet risk and other derivative financial instruments to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit at both fixed and variable rates, letters of credit, interest-rate cap agreements and assets sold with limited recourse. All such financial instruments are held or issued for purposes other than trading.

These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

The contractual or notional amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. For interest-rate cap agreements, assets sold with limited recourse and forward purchase and sale commitments, the contract or notional amounts do not represent exposure to credit loss in the event of nonperformance by the other party. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to Extend Credit:

The Bank had approximately $3.0 billion of commitments to extend credit at September 30, 2003. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These commitments are subject to the Bank’s normal underwriting and credit evaluation policies and procedures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standby Letters of Credit:

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At September 30, 2003, the Bank had issued standby letters of credit in the amount of $106.9 million to guarantee the performance of and irrevocably assure payment by customers under construction projects.

Of the total, $58.3 million will expire in fiscal 2004 and the remainder will expire over time through fiscal 2012. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments to customers. The Bank holds mortgage-backed securities with a book value of $44.5 million that have been pledged as collateral for certain of these letters of credit at September 30, 2003.

Recourse Arrangements:

The Bank is obligated under various recourse provisions (primarily related to credit losses) related to the securitization and sale of receivables. As a result of these recourse provisions, the Bank maintained restricted cash accounts and overcollateralization of receivables amounting to $19.0 and $4.7 million, respectively, at September 30, 2003, and $18.3 and $15.9 million, respectively, at September 30, 2002, both of which are included in other assets in the Consolidated Balance Sheets.

The Bank is also obligated under various recourse provisions related to the swap of single-family residential loans for mortgage-backed securities issued by the Bank. At September 30, 2003, recourse to the Bank under these arrangements was $4.7 million, consisting of restricted cash accounts of $2.7 million and overcollateralization of receivables of $1.9 million. At September 30, 2002, recourse to the Bank under these arrangements was $5.9 million, consisting of restricted cash accounts of $3.5 million and overcollateralization of receivables of $2.4 million.

The Bank is also obligated under a recourse provision related to the servicing of certain of its residential mortgage loans. The recourse to the Bank under this arrangement was $3.4 million at both September 30, 2003 and 2002.

Derivative Financial Instruments:

In accordance with SFAS 133, the Bank assigns derivatives to one of these categories at the purchase date: fair value hedge, cash flow hedge or non-designated hedge. SFAS 133 requires that Banks assess the expected and ongoing effectiveness of any derivative assigned to a fair value hedge or cash flow hedge relationship.

Fair Value Hedges—For derivatives designated as fair value hedges, the derivative instrument and related hedged item are marked to market through earnings. Derivatives are included in other assets in the Consolidated Balance Sheets.

The Bank owns mortgage servicing rights which are subject to fluctuations in their fair value. The Bank hedges the change in fair value in mortgage servicing rights related to changes in the benchmark Treasury rate through treasury futures and options. The Bank evaluates the mortgage servicing portfolio daily at the pool level and monthly at the loan level to insure a high degree of correlation between the hedging instruments and the servicing assets being hedged. At September 30, 2003 and 2002, mortgage servicing rights with a fair value of $2.1 and $7.0 million respectively, were being hedged. Management expects that the cumulative change in the value of the hedging instrument will be between 80% and 120% of the inverse cumulative change in the fair value of the hedged mortgage servicing rights. The effectiveness of hedging relationships is assessed on a cumulative basis every three months and whenever financial statements or earnings are reported by the Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At September 30, 2003, the Bank owned treasury futures contracts representing a notional amount of $9.2 million and fair value of $550,000, call options on the treasury futures contracts representing a notional amount of $7.5 million and fair value of $240,000 and put options on treasury futures contracts representing a notional amount of $9.5 million and fair value of $170,000 related to its mortgage servicing rights fair value hedges. The cumulative gain on these derivative instruments and related hedged item in fiscal year 2003 was $3.2 million and is reflected as a reduction of servicing assets amortization and other loan expenses in the Consolidated Statements of Operations.

At September 30, 2002, the Bank owned treasury futures contracts representing a notional amount of $19.0 million, and fair value of $813,000, call options on the treasury futures contracts representing a notional amount of $35.0 million and fair value of $1.1 million and put options on treasury futures contracts representing a notional amount of $41.5 million and fair value of $118,000 related to its mortgage servicing rights fair value hedges. The cumulative gain on these derivative instruments and related hedged item in fiscal year 2002 was $8.6 million and is reflected as a reduction of servicing assets amortization and other loan expenses in the Consolidated Statements of Operations.

At September 30, 2003, the Bank had certain forward delivery contracts, which were designated as fair value hedges of loans held for sale. The net unrealized loss in value of these contracts was $887,000 at September 30, 2003. The net unrealized gain in the value of the related hedged item was $830,000. The net unrealized gains and losses are included in other income in the Consolidated Statement of Operations and Comprehensive Income.

At September 30, 2002, the Bank had certain forward delivery contracts, which were designated as fair value hedges of loans held for sale. The net unrealized loss in value of these contracts was $5.0 million at September 30, 2002. The net unrealized gain in the value of the related hedged item was $5.6 million. The net unrealized gains and losses are included in other income in the Consolidated Statement of Operations.

Cash Flow Hedges—For derivatives designated as cash flow hedges, mark to market adjustments are recorded as components of equity. At September 30, 2003 and 2002 the Bank did not have any derivatives designated as cash flow hedges.

Non-Designated Hedges—Certain economic hedges are not designated as cash flow hedges or as fair value hedges for accounting purposes. As a result, changes in their fair value are recorded in other income in the Consolidated Statements of Operations. Derivatives are included in other assets in the Consolidated Balance Sheets.

At September 30, 2003, the Bank had $520.2 million in forward delivery contracts. The net unrealized loss in the value of these contracts was $12.7 million at September 30, 2003. At September 30, 2003, the Bank had IRLs with a notional amount of $525.4 million. The net unrealized loss in the value of the IRLs was $1.4 million.

At September 30, 2002, the Bank had $261.9 million in forward delivery contracts. The net unrealized loss in the value of these contracts was $2.1 million at September 30, 2002. At September 30, 2002, the Bank had IRLs with a notional amount of $468.2 million. The net unrealized gain in the value of the IRLs was $1.9 million.

Concentrations of Credit:

The Bank’s principal real estate lending market is the metropolitan Washington, DC area. In addition, a significant portion of the Bank’s consumer loan portfolio was generated by customers residing in the metropolitan Washington, DC area. Service industries and federal, state and local governments employ a significant portion of the Washington, DC area labor force. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS—THE BANK

The majority of the Bank’s assets and liabilities are financial instruments; however, certain of these financial instruments lack an available trading market. Significant estimates, assumptions and present value calculations were therefore used for the purposes of the following disclosure, resulting in a great degree of subjectivity inherent in the indicated fair value amounts. Because fair value is estimated as of the balance sheet date, the amount which would actually be realized or paid upon settlement or maturity could be significantly different. Comparability of fair value amounts among financial institutions may be difficult due to the wide range of permitted valuation techniques and the numerous estimates and assumptions which must be made.

The estimated fair values of the Bank’s financial instruments at September 30, 2003 and 2002 are as follows:

(In thousands)	September 30,
	2003				2002
	Carrying Amount		Fair Value		Carrying Amount		Fair Value
Financial assets:
Cash, due from banks,
Interest-bearing deposits, federal funds sold and securities purchased under agreements to resell	$414,627		$414,627		$451,723		$451,723

Loans held for securitization and sale	1,378,831		1,393,191		1,223,035		1,248,473

Trading securities	—		—		3,933		3,933
U.S. Government securities	46,345		46,531		46,445		46,969
Mortgage-backed securities	478,392		490,764		1,028,633		1,057,852
Loans receivable, net	7,559,557		7,683,109		6,485,949		6,594,220
Other financial assets	278,903		278,903		212,183		212,183

Financial liabilities:
Deposit accounts with no stated maturities	6,374,739		6,374,739		5,417,730		5,417,730
Deposit accounts with stated maturities	1,725,766		1,701,564		2,019,855		1,939,942
Securities sold under repurchase agreements and other short-term borrowings and Federal Home Loan Bank advances	2,155,783		2,097,096		2,362,448		2,259,163
Capital notes-subordinated	245,831	(1)	251,875	(1)	244,795	(1)	250,500
Other financial liabilities	242,976		242,976		270,827		270,827

(1)	Net of deferred debt issuance costs which are included in other assets in the Consolidated Statements of Financial Condition.

The following methods and assumptions were used to estimate the fair value amounts at September 30, 2003 and 2002:

Cash, due from banks, interest-bearing deposits, federal funds sold and securities purchased under agreements to resell: Carrying amount approximates fair value.

Loans held for sale: Fair value is determined using quoted prices for loans, or securities backed by loans with similar characteristics, or outstanding commitment prices from investors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans held for securitization and sale: The fair value of loans held for securitization and sale is determined using discounted cash flow analysis.

Trading securities: Carrying value equals fair value, which is based on quoted market prices.

U.S. Government securities: Fair value is based on quoted market prices.

Mortgage-backed securities: Fair value is based on quoted market prices, dealer quotes or estimates using dealer quoted market prices for similar securities.

Loans receivable, net: Fair value of certain homogeneous groups of loans (e.g., single-family residential, automobile loans, home improvement loans and fixed-rate commercial and multifamily loans) is estimated using discounted cash flow analyses based on contractual repayment schedules and management’s estimate of future prepayment rates. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs, or the interest rates currently offered by the Bank for loans with similar terms to borrowers of similar credit quality. For loans, which reprice frequently at market rates (e.g., home equity, variable-rate commercial and multifamily, real estate construction and ground loans), the carrying amount approximates fair value. The fair value of the Bank’s loan portfolio as presented above does not include the value of established credit line customer relationships, or the value relating to estimated cash flows from future receivables and the associated fees generated from existing customers.

Other financial assets: The carrying amount of Federal Home Loan Bank stock, accrued interest receivable, interest-bearing deposits maintained pursuant to various asset securitizations and other short-term receivables approximates fair value. Interest-only strips receivable and derivative financial instruments are carried at fair value.

Deposit accounts with no stated maturities: Deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts, are assumed to have an estimated fair value equal to carrying value. The indicated fair value does not consider the value of the Bank’s established deposit customer relationships.

Deposit accounts with stated maturities: Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar maturities.

Securities sold under repurchase agreements and other short-term borrowings and Federal Home Loan Bank advances: For these borrowings, which either reprice frequently to market interest rates or are short-term in duration, the carrying amount approximates fair value. Fair value of the remaining amounts borrowed is estimated based on discounted cash flow analyses using interest rates currently charged by the lender for comparable borrowings with similar remaining maturities.

Capital notes-subordinated: Fair value of the 1993 Debentures and the 1996 Debentures is based on quoted market prices.

Other financial liabilities: The carrying amount of custodial accounts, amounts due to banks, accrued interest payable, notes payable and other short-term payables approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. BUSINESS SEGMENTS—THE BANK

The Bank has three operating segments: retail banking, commercial banking, and nonbanking services. Retail banking consists of traditional banking services, which include lending, leasing and deposit products offered to retail and small business customers. Commercial banking also consists of traditional banking services, as well as products and services tailored for larger corporate customers. Nonbanking services include asset management and similar services offered by subsidiaries of the Bank.

Selected segment information is as follows:

(In thousands)	Retail Banking	Other(1)	Total
Year ended September 30, 2003
Operating income	$718,912	$48,152	$767,064
Operating expense	582,672	41,140	623,812

Core earnings	136,240	7,012	143,252
Non-core items	8,435	(5,497)	2,938

Operating income	$144,675	$1,515	$146,190

Average assets	$10,641,122	$1,164,873	$11,805,955

Year ended September 30, 2002
Operating income	$652,451	$46,314	$698,765
Operating expense	528,572	41,911	570,483

Core earnings	123,879	4,403	128,282
Non-core items	(14,140)	(10,560)	(24,700)

Operating income (loss)	$109,739	$(6,157)	$103,582

Average assets	$9,962,298	$1,132,518	$11,094,816

Year ended September 30, 2001
Operating income	$553,479	$39,400	$592,879
Operating expense	465,831	37,796	503,627

Core earnings	87,648	1,604	89,252
Non-core items	6,190	205	6,395

Operating income	$93,838	$1,809	$95,647

Average assets	$10,069,912	$1,088,630	$11,158,542

(1)	Includes commercial banking and non-banking services.

The financial information for each segment is reported on the basis used internally by the Bank’s management to evaluate performance. Core earnings excludes certain items such as gains and losses related to certain securitization transactions, adjustments to loan loss reserves in excess of net chargeoffs, amortization of goodwill, and certain other nonrecurring items. Items excluded from core earnings are shown as non-core items. Measurement of the performance of these segments is based on the management structure of the Bank and is not necessarily comparable with financial information from other entities. The information presented is not necessarily indicative of the segment’s results of operations if each of the segments were independent entities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. LITIGATION—THE BANK

During the normal course of business, the Bank is involved in certain litigation, including litigation arising out of its lending activities, the enforcement or defense of the priority of its security interests, the continued development and marketing of certain of its real estate properties and certain employment claims. Although the amounts claimed in some of these suits in which the Bank is a defendant may be material, the Bank denies liability and, in the opinion of management, litigation which is currently pending will not have a material impact on the financial condition or future operations of the Bank.

31. SUBSEQUENT EVENTS—THE BANK

On December 2, 2003, the Bank issued $175.0 million aggregate principal amount of 6 7/8% subordinated debentures due 2013 (the “2003 Debentures”). The net proceeds of the offering, along with short-term borrowings, will be used to redeem all of the 1993 Debentures and the 1996 Debentures. The Bank may redeem some or all of the 2003 Debentures at any time on and after December 1, 2008 at the following redemption prices plus accrued and unpaid interest:

If redeemed during the 12-month period beginning December 1,	Redemption Price
2008	103.4375%
2009	102.2917%
2010	101.1458%
2011 and thereafter	100.0000%

The Bank received OTS approval to include the principal amount of the 2003 Debentures in the Bank’s supplementary capital for regulatory capital purposes.

32. MINORITY INTEREST—THE TRUST

At September 30, 2003 and 2002, minority interest held by affiliates of $98.1 and $88.1 million represent the 20% minority interest in the bank’s common shares.

Minority interest—other consists of the following:

	September 30,
(In thousands)	2003	2002
Preferred Stock of Chevy Chase’s REIT subsidiary	$144,000	$144,000
Chevy Chase’s Preferred Stock (See Note 23)	74,307	74,307
Chevy Chase’s ground lease (See below)	31,391	—

Total minority interest—other	$249,698	$218,307

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 1998, the Bank entered into a ground lease agreement with the LLC which owns the land on which the Bank’s executive office building was constructed. Lease payments made to the LLC are presented as minority interest in the Consolidated Statements of Operations beginning July 1, 2003. The following is a schedule by years of the future lease payments under the agreement as of September 30, 2003:

Year Ending September 30,	(In thousands)
2004	$3,440
2005	3,509
2006	3,579
2007	3,650
2008	3,723
Thereafter	276,652

Total	$294,553

The lease, which expires in year 2062, is subject to fixed rent adjustments. At the end of the lease term, the Bank has the option to purchase the land for $84.1 million from the LLC. The lease also allows the owners of the LLC to put their equity interests in the LLC to the Bank, subject to certain limitations.

Effective July 1, 2003, the Bank adopted FIN 46. FIN 46 requires companies to identify variable interest entities and consolidate them if it is determined that the company is the primary beneficiary of the variable interest entity. Pursuant to FIN 46, the Bank consolidated the assets and liabilities of the LLC. As a result, property and equipment and minority interest on the Consolidated Balance Sheets each include $31.4 million at September 30, 2003 related to the Bank’s involvement with the LLC. See Note C.

Minority interest also includes the net cash proceeds received by a subsidiary of the Bank (the “REIT Subsidiary”) from the sale of $150.0 million of its Noncumulative Exchangeable Preferred Stock, Series A, par value $5,000 per share (the “REIT Preferred Stock”). Cash dividends on the REIT Preferred Stock are payable quarterly in arrears at an annual rate of 10 3/8%. The liquidation value of each share of REIT Preferred Stock is $50,000 plus accrued and unpaid dividends. Except under certain limited circumstances, the holders of the REIT Preferred Stock have no voting rights. The REIT Preferred Stock is automatically exchangeable for a new series of Preferred Stock of the Bank upon the occurrence of certain events.

The REIT Preferred Stock is redeemable at the option of the REIT subsidiary at any time on or after January 15, 2007, in whole or in part, at the following per share redemption prices plus accrued and unpaid dividends:

(In thousands)
If redeemed during the 12-month period beginning January 15,	Redemption Price
2007	$52.594
2008	$52.075
2009	$51.556
2010	$51.038
2011	$50.519
2012 and thereafter	$50.000

The Bank received OTS approval to include the net proceeds from the sale of the REIT Preferred Stock in the core capital of the Bank for regulatory capital purposes in an amount up to 25% of the Bank’s core capital. Dividends on the REIT Preferred Stock are presented as minority interest in the Consolidated Statements of Operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. INCOME TAXES—THE TRUST

The Trust voluntarily terminated its qualification as a real estate investment trust under the Internal Revenue Code during fiscal 1978.

The provisions for income taxes for the years ended September 30, 2003, 2002 and 2001, consist of the following:

	Year Ended September 30,
(In thousands)	2003	2002	2001
Current provision (benefit):
Federal	$1,257	$100	$3,720
State	2,809	1,563	1,595

	4,066	1,663	5,315

Deferred provision (benefit):
Federal	35,936	19,385	27,211
State	6,219	2,095	(5,438)

	42,155	21,480	21,773

Total	$46,221	$23,143	$27,088

Tax effect of other items:
Tax effect of other equity transactions	$1,894	$757	$495
Tax effect of net unrealized holding gains (losses) reported in stockholders’ equity	—	1,365	(1,365)

Total	$1,894	$2,122	$(870)

The Trust’s effective income tax rate varies from the statutory Federal income tax rate as a result of the following factors:

	Year Ended September 30,
(In thousands)	2003	2002	2001
Computed tax at statutory Federal income tax rate	$45,657	$29,412	$33,243
Increase (reduction) in taxes resulting from:
Minority interest	(5,447)	(5,447)	(5,447)
Goodwill and other purchase accounting adjustments	—	70	70
Change in valuation allowance for deferred tax asset allocated to income tax expense	169	(923)	(6,565)
State income taxes	5,863	3,314	4,063
Tax credits	(977)	(1,583)	(206)
Other	956	(1,700)	1,930

	$46,221	$23,143	$27,088

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax asset (liability) were as follows:

	September 30,
(In thousands)	2003	2002
Deferred tax assets:
Unrealized gains on loans and investments, net	$21,606	$37,651
State net operating loss carry forwards	38,974	44,730
Provision for loan losses	24,519	16,763
Deferred compensation	13,942	11,026
Other	9,618	15,390

Gross deferred tax assets	108,659	125,560

Deferred tax liabilities:
Lease financing	(161,806)	(165,612)
Saul Holdings and Saul Centers	(46,145)	(45,322)
Property	(14,372)	(16,634)
Other	(39,990)	(13,403)

Gross deferred tax liabilities	(262,313)	(240,971)

Valuation allowance	(9,240)	(9,640)

Net deferred tax liability	$(162,894)	$(125,051)

The Trust establishes a valuation allowance against the gross deferred tax asset to the extent the Trust cannot determine that it is more likely than not that such assets will be realized through taxes available in carryback years, future reversals of existing taxable temporary differences or projected future taxable income. Such a valuation allowance has been established to reduce the gross deferred asset for state net operating loss carryforwards to an amount that is considered more likely than not to be realized. At the Bank, valuation allowances of $707,000 have been provided against net operating loss carryforwards of certain subsidiaries that do not generate sufficient stand-alone state taxable income. At the Trust, state net operating loss carryforwards in excess of state deferred tax liabilities are fully reserved due to expected future state tax losses.

Management believes the existing net deductible temporary differences will reverse during periods in which the Bank generates taxable income in excess of Real Estate Trust taxable losses. Management believes that the positive consolidated earnings will continue as a result of the Bank’s earnings.

TAX SHARING AGREEMENT

The Trust’s affiliated group, including the Bank, entered into a tax sharing agreement dated June 28, 1990, as amended. This agreement provides that payments be made by members of the affiliated group to the Trust based on their respective allocable shares of the overall federal income tax liability of the affiliated group for taxable years and partial taxable years beginning on or after that date.

Allocable shares of the overall tax liability are prorated among the members with taxable income calculated on a separate return basis. The agreement also provides that, to the extent net operating losses or tax credits of a particular member are used to reduce overall tax liability of the Trust’s affiliated group, such member will be reimbursed on a dollar-for-dollar basis by the other members of the affiliated group that have taxable income in an amount equal to such tax reduction. Under the tax sharing agreement, the Bank paid $11.5, $5.7 and $3.4 million, to the Trust during fiscal 2003, 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In recent years, the operations of the Real Estate Trust have generated net operating losses while the Bank has reported net income. It is anticipated that the Trust’s consolidation of the Bank’s operations into the Trust’s federal income tax return will result in the use of the Real Estate Trust’s net operating losses to reduce the federal income taxes the Bank would otherwise owe. If in any future year, the Bank has taxable losses or unused credits, the Trust would be obligated to reimburse the Bank for the greater of (i) the tax benefit to the group using such tax losses or unused tax credits in the group’s consolidated Federal income tax returns or (ii) the amount of tax refund which the Bank would otherwise have been able to claim if it were not being included in the consolidated Federal income tax return of the group.

34. SHAREHOLDERS’ EQUITY—THE TRUST

In June 1990, the Trust acquired from affiliated companies an additional equity interest in the Bank, which raised the Trust’s ownership share of the Bank to 80%. In exchange for the interest acquired, the Trust issued 450,000 shares of a new class of $10.50 cumulative preferred shares of beneficial interest with a par value of $1 (the “preferred shares”). The transaction has been accounted for at historical cost in a manner similar to the pooling of interests method because the entities are considered to be under common control. In addition, the Trust acquired two real estate properties from an affiliate in exchange for 66,000 preferred shares.

The Trust paid preferred dividends of $12.0 million per year in fiscal 2003, 2002 and 2001. At September 30, 2003, 2002, and 2001, the amount of dividends in arrears on the preferred shares was $6.1 million ($11.90 per share), $12.7 million ($24.65 per share) and $19.3 million ($37.41 per share).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. INDUSTRY SEGMENT INFORMATION—THE TRUST

Industry segment information with regard to the Real Estate Trust is presented below. For information regarding the Bank, please refer to the “Banking” sections of the accompanying financial statements.

	Year Ended September 30
(In thousands)	2003	2002	2001
INCOME
Hotels	$87,611	$88,043	$100,314
Office and industrial properties	39,121	38,923	40,399
Other	1,300	1,452	2,472

	$128,032	$128,418	$143,185

OPERATING PROFIT (LOSS) (1)
Hotels	$15,107	$16,034	$24,896
Office and industrial properties	20,688	21,011	21,805
Other	94	289	1,273

	35,889	37,334	47,974
Equity earnings of unconsolidated entities	7,248	8,811	7,169
Impairment loss on investments	(998)	(188)	(296)
Gain on sales of property	9,079	—	11,077
Interest and debt expense	(50,862)	(50,774)	(50,634)
Advisory fee, management and leasing fees—related parties	(12,426)	(12,452)	(11,762)
General and administrative	(2,823)	(2,279)	(4,195)

Operating loss	$(14,893)	$(19,548)	$(667)

IDENTIFIABLE ASSETS (AT YEAR END)
Hotels	$173,662	$179,322	$189,170
Office and industrial properties	126,102	128,917	114,270
Other	129,521	129,275	138,664

	$429,285	$437,514	$442,104

DEPRECIATION
Hotels	$12,358	$12,805	$11,840
Office and industrial properties	6,949	6,319	6,742
Other	23	23	18

	$19,330	$19,147	$18,600

CAPITAL EXPENDITURES AND PROPERTY ACQUISITIONS
Hotels	$5,485	$1,987	$12,406
Office and industrial properties	3,956	6,284	23,180
Other	414	487	3,495

	$9,855	$8,758	$39,081

(1)	Operating profit (loss) includes income less direct operating expenses and depreciation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36. CONDENSED FINANCIAL STATEMENTS—THE TRUST

These condensed financial statements reflect the Real Estate Trust and all its consolidated subsidiaries except for the Bank which has been reflected on the equity method.

CONDENSED BALANCE SHEETS

	September 30
(In thousands)	2003	2002
ASSETS
Income-producing properties	$441,248	$435,289
Accumulated depreciation	(166,243)	(149,981)

	275,005	285,308
Land parcels	42,425	44,020
Equity investment in bank	392,418	352,716
Cash and cash equivalents	18,979	13,963
Note receivable and accrued interest—related party	2,987	6,487
Other assets	89,726	87,573

TOTAL ASSETS	$821,540	$790,067

LIABILITIES
Mortgage notes payable	$322,437	$326,232
Notes payable—secured	203,800	201,750
Notes payable—unsecured	55,349	55,156
Accrued dividends payable—preferred shares of beneficial interest	6,139	12,721
Other liabilities and accrued expenses	65,131	67,517

Total liabilities	652,856	663,376

TOTAL SHAREHOLDERS’ EQUITY	168,684	126,691

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$821,540	$790,067

*	See Consolidated Statements of Shareholders’ Equity

CONDENSED STATEMENTS OF OPERATIONS

	For the Year Ended September 30
(In thousands)	2003	2002	2001
Total income	$128,032	$128,418	$143,185
Total expenses	(158,254)	(156,589)	(161,802)
Equity in earnings of unconsolidated entities, net	7,248	8,811	7,169
Gain on sales of property	9,079	—	11,077
Impairment loss on investments	(998)	(188)	(296)

Real estate operating income (loss)	(14,893)	(19,548)	(667)
Equity in earnings of bank	55,702	38,684	34,642

Total company operating income	40,809	19,136	33,975
Income tax provision (benefit)	(5,078)	(6,771)	56

TOTAL COMPANY NET INCOME	$45,887	$25,907	$33,919

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	For the Year Ended September 30
(In thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$45,887	$25,907	$33,919
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,330	19,147	18,600
Amortization of debt expense	2,028	1,847	1,717
Equity in earnings of bank	(55,702)	(38,684)	(34,642)
Equity in earnings of unconsolidated entities, net	(7,248)	(8,811)	(7,169)
Impairment loss on investments	998	188	296
Gain on sale of property	(9,079)	—	(11,077)
Deferred taxes	(657)	2,637	4,965
Increase in accounts receivable and accrued income	(3,346)	(12,150)	(5,026)
Increase (decrease) in accounts payable and accrued expenses	(3,465)	1,425	(5,711)
Dividends and tax sharing payments	27,460	21,667	16,200
Other	(2,435)	(2,245)	(2,875)

Net cash provided by operating activities	13,771	10,928	9,197

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures—properties	(9,855)	(8,758)	(22,546)
Property acquisitions	—	—	(16,535)
Property sales	11,306	9,650	10,074
Note receivable and accrued interest—related party Repayments	3,500	1,300	4,000
Equity investment in unconsolidated entities	4,213	3,508	2,935
Other investments	(1,864)	(3,271)	(2,226)
Other	—	(239)	3

Net cash provided by (used in) investing activities	7,300	2,190	(24,295)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from mortgage financing	46,000	14,562	50,978
Principal curtailments and repayments of mortgages	(48,600)	(18,261)	(32,442)
Proceeds from secured note financings	25,050	1,750	20,500
Repayments of secured note financings	(23,000)	(2,500)	(18,000)
Proceeds from sales of unsecured notes	5,539	7,601	9,310
Repayments of unsecured notes	(5,346)	(3,162)	(6,056)
Costs of obtaining financings	(1,705)	(1,005)	(1,461)
Purchase of treasury stock	(1,993)	—	—
Dividends paid—preferred shares of beneficial interest	(12,000)	(12,000)	(12,000)

Net cash provided by (used in) financing activities	(16,055)	(13,015)	10,829

Net increase (decrease) in cash and cash equivalents	5,016	103	(4,269)
Cash and cash equivalents at beginning of year	13,963	13,860	18,129

Cash and cash equivalents at end of year	$18,979	$13,963	$13,860

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management’s Statement on Responsibility

The Consolidated Financial Statements and related financial information in this report have been prepared by the Advisor in accordance with generally accepted accounting principles appropriate in the circumstances, based on best estimates and judgments, with consideration given to materiality.

The Trust maintains a system of internal accounting control supported by documentation to provide reasonable assurance that the books and records reflect authorized transactions of the Trust, and that the assets of the Trust are safeguarded.

The Board of Trustees exercises its responsibility for the Trust’s financial statements through its Audit Committee, which is composed of two outside Trustees who meet periodically with the Trust’s independent accountants and management. The committee considers the audit scope, discusses financial and reporting subjects, and reviews management actions on these matters. The independent accountants have full access to the Audit Committee.

The independent accountants are recommended by the Audit Committee and confirmed by the Board of Trustees. They consider the system of internal accounting controls, and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the financial statements related to accounting principles generally accepted in the United States. Management believes that the policies and procedures it has established provide reasonable assurance that its operations are conducted in conformity with law and a high standard of business conduct.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Trust has prepared its financial statements and other disclosures on a consolidated basis. The term “Trust” used in the text and the financial statements included herein refers to the combined entity, which includes B. F. Saul Real Estate Investment Trust and its subsidiaries, including Chevy Chase and Chevy Chase’s subsidiaries. The term “Real Estate Trust” refers to B. F. Saul Real Estate Investment Trust and its subsidiaries, excluding Chevy Chase and Chevy Chase’s subsidiaries. The operations conducted by the Real Estate Trust are designated as “Real Estate,” while the business conducted by the bank and its subsidiaries is identified by the term “Banking.”

CRITICAL ACCOUNTING POLICIES.

The Trust’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”), which requires the Trust to make certain estimates and assumptions that affect its reported results (see Summary of Significant Accounting in Notes to the Consolidated Financial Statements included herein). The Trust has identified six policies, that due to estimates and assumptions inherent in those policies, involve a relatively high degree of judgment and complexity.

REAL ESTATE

REAL ESTATE PROPERTIES: Income producing properties are stated at the lower of depreciated cost (except those which were acquired through foreclosure or equivalent proceedings, the carrying amounts of which are based on the lower of cost or fair value at the time of acquisition) or net realizable value. Management believes that these assets have generally appreciated in value and, accordingly, the aggregate current value exceeds their aggregate net book value and also exceeds the value of the Real Estate Trust’s liabilities as reported in these financial statements. Because these financial statements are prepared in conformity with GAAP, they do not report the current value of the Real Estate Trust’s real estate assets.

Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Real Estate Trust recognizes an impairment loss. Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Real Estate Trust expects to hold and use is based on the fair value of the asset. Long-lived assets and certain intangibles to be disposed of are generally reported at the lower of carrying amount or fair value less the cost to sell.

Interest, real estate taxes and other carrying costs are capitalized on projects under construction. Once construction is completed and the assets are placed in service, rental income, direct operating expenses, and depreciation associated with such properties are included in current operations. The Real Estate Trust considers a project to be substantially complete and held available for occupancy upon completion of tenant improvements, but no later than one year from the cessation of major construction activity. Substantially completed portions of a project are accounted for as separate projects. Expenditures for repairs and maintenance are charged to operations as incurred.

Depreciation is calculated using the straight-line method and the estimated useful lives of 15 to 50 years for buildings and up to 20 years for certain other improvements. Tenant improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the term of the related lease.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cashflows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Trust recognizes an impairment loss. Measurement of an impairment loss for long-lived assets that the Trust expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are generally reported at the lower of carrying amount or fair value less costs to sell.

INCOME RECOGNITION: The Real Estate Trust derives room and other revenues from the operations of its hotel portfolio. Hotel revenue is recognized as earned. The Real Estate Trust derives rental income under noncancelable long-term leases from tenants at its commercial properties. Commercial property rental income is recognized on a straight-line basis.

BANKING

GENERAL: The Bank’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), which requires the Bank to make certain estimates and assumptions that affect its reported results (see Note 1 to the Consolidated Financial Statements included herein).

ALLOWANCE FOR LOSSES: The Bank maintains allowances for possible losses on its loans at levels it believes to be adequate to absorb estimated losses inherent in the loan portfolio at the balance sheet date. Management reviews the adequacy of the allowance for losses using a variety of measures and tools appropriate for the asset type, including historical loss performance, delinquent status, current economic conditions, internal risk ratings, current underwriting policies and practices and market values for similar assets.

DERIVATIVE INSTRUMENTS: The Bank uses a variety of derivative financial instruments in order to mitigate its exposure to changes in market interest rates. To mitigate the risk that the value of mortgage loans held for sale will change as interest rates change, the Bank generally enters into mortgage-backed security forward sales contracts. To mitigate the risk that the value of the Bank’s mortgage servicing rights will change as interest rates change, the Bank uses futures contracts and options on futures contracts related to U.S. Treasury securities. In addition, the Bank issues commitments to make fixed-rate mortgage loans in which the customer “locks in” the interest rate before closing on the loan. These interest rate locks are treated as derivative instruments in the financial statements. All derivative instruments are recorded on the balance sheet at their fair value, which generally represents the amount of money the Bank would receive or pay if the item were bought or sold in a current transaction.

Fair market values are based on market prices when they are available. If market quotes are not available, fair values are based on market or dealer prices of similar items or discounted cash flows using market estimates of interest rates, prepayment speeds and other assumptions.

When determining the extent to which interest rate exposures should be hedged, the Bank makes certain estimates and judgments relating to, among other things, whether an interest-rate lock will become a loan, the timing of the loan closing, the timing of the subsequent sale of the loan, and the prepayment speed of mortgage loans underlying the mortgage servicing rights. To the extent that the actual results are different than the Bank’s assumptions, the hedging strategy may not be effective in offsetting the changes in the values of the hedged items, and the Bank’s earnings may be adversely impacted.

INTEREST-ONLY STRIPS RECEIVABLE: From time to time, the Bank sells loans and retains an interest-only strip receivable related to the sold loans. The interest-only strips receivable are initially recorded by allocating the previous carrying value of the assets involved in the transactions between the assets sold and the interests retained, including the interest-only strip receivable. Subsequently, the interest-only strips receivable are carried at their fair values, with changes in fair value reflected in income. Fair value of these interest-only strips receivable is based on discounted expected future cash flows, which are determined using market assumptions such as discount rates and prepayment speeds, and, in certain circumstances, an estimate of credit losses based on the Bank’s historical experience. If actual prepayment or default rates significantly exceed the estimates, the actual amount of future cash flow could be less than the expected amount and the value of the interest-only strips receivable, as well as the Bank’s earnings, could be negatively impacted.

MORTGAGE SERVICING RIGHTS: The Bank sells mortgage loans and retains the right to service those loans (“originated MSR”). The originated MSR are initially recorded by allocating the previous carrying value of the loans between the portion sold and the retained originated MSR. The Bank also purchases the right to service mortgage loans originated by third parties (“purchased MSR” and, together with originated MSR, “MSR”). Purchased MSR are initially recorded at their acquisition cost. Subsequent to origination or purchase, MSR are carried at the lower of their amortized cost or fair value. Fair value of MSR is based on discounted expected future income, net of related expenses, to be generated by servicing the underlying loans. When determining fair value, the Bank uses several assumptions, the most significant of which are the estimated rate of repayment of the underlying loans and the discount rate. If actual repayment rates significantly exceed the estimates, the actual amount of future cash flow could be less than the expected amount and the value of the MSR, as well as the Bank’s earnings, could be negatively impacted.

The Bank believes that the judgements, estimates and assumptions used in the preparation of the Consolidated Financial Statements are appropriate given the factual circumstances at the time. However, given the sensitivity of our Consolidated Financial Statements to these items, the use of other judgements, estimates and assumptions, as well as differences between actual results and the estimates and assumptions, could result in material differences in our results of operations and financial condition.

FINANCIAL CONDITION

REAL ESTATE

The Real Estate Trust’s investment portfolio at September 30, 2003 consisted primarily of hotels, office projects, and land parcels. See “Item 1. Business—Real Estate—Real Estate Investments.”

Overall, the hotel portfolio experienced an average occupancy rate of 61% and an average room rate of $85.93 during fiscal 2003, compared to an average occupancy of 61% and an average room rate of $86.82 during the prior year. REVPAR (revenue per available room) was $52.52 for fiscal 2003, a 0.3% decrease from REVPAR for fiscal 2002 of $52.66.

The Real Estate Trust’s hotel portfolio, and the hospitality sector in general, continues to be impacted by the overall national economic downturn, particularly the decline in general business travel.

Office space in the Real Estate Trust’s office property portfolio was 85% leased at September 30, 2003, compared to a leasing rate of 86% at September 30, 2002. The Trust placed into service during December 2001 an 81,000 square foot building in Sterling, Virginia that remains unleased. In addition, the Trust has been experiencing a downward trend in its leasing rates and renewals of leases commensurate with the weakening commercial office markets in Northern Virginia as well as in Atlanta, Georgia. At September 30, 2003, the Real Estate Trust’s office property portfolio consisted of 13 properties and had a total gross leasable area of 1,978,000 square feet, of which 191,000 square feet (9.6%) and 257,000 square feet (13.0%) are subject to leases expiring in fiscal 2004 and fiscal 2005.

BANKING

General. The Bank’s assets grew to $11.8 billion during fiscal year 2003, an increase of $506.2 million from fiscal year 2002. The Bank recorded operating income of $146.2 million during fiscal year 2003, compared to operating income of $103.6 million during fiscal year 2002. The increase in income for fiscal year 2003 was primarily attributable to a $19.3 million increase in servicing and securitization income, a $30.9 million increase in gain on trading securities and sales of loans, an $8.8 million increase in deposit servicing fees and a decrease of $32.9 million in the provision for loan losses. Partially offsetting the increased income was an increase in operating expenses of $19.6 million and a $22.1 million decrease in net interest income. The increase in operating expenses is largely attributable to increases in salaries and employee benefits and depreciation and amortization. See “Results of Operations.”

Servicing and securitization income increased $19.3 million, or 22.9%, during fiscal year 2003 primarily as a result of increased securitization activity. During fiscal year 2003, the Bank securitized and sold $2.6 billion of loan receivables and recognized a gain of $92.9 million compared to securitization and sale of $1.6 billion of loan receivables and a gain of $56.9 million in fiscal year 2002. See Notes C and 15 to the Consolidated Financial Statements in this report. See “Liquidity.” The Bank recognized a net unrealized loss of $12.5 million and $8.7 million on its interest-only strips receivable during fiscal years 2003 and 2002, respectively.

Real estate owned, net of valuation allowances, decreased from $23.4 million at September 30, 2002 to $21.8 million at September 30, 2003. This reduction was primarily due to sales in the communities and other properties and to provisions for losses, partially offset by capitalized costs. At September 30, 2003, based on an analysis of the value of REO and the prospect for recoveries of value, the Bank charged off its valuation allowances of REO in the amount of $71.7 million. See “Asset Quality—REO.”

At September 30, 2003, the Bank’s tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 5.75%, 5.75%, 7.67% and 11.05%, respectively. The Bank’s capital ratios exceeded regulatory requirements as well as the standards established for well-capitalized institutions under OTS prompt corrective action regulations. See “Capital.”

In October 2003, the Bank issued $125 million of its 8% Preferred Stock, and used the proceeds to redeem all of its 13% Preferred Stock, on October 31, 2003. On December 2, 2003, the Bank issued $175 million of its 2003 Debentures. The net proceeds of the offering, along with short-term borrowings, will be used to redeem all of the 1993 Debentures and the 1996 Debentures. The effect of these transactions will be to increase the Bank’s Tier 1 Capital and to reduce the dividend and interest rates associated with these capital instruments.

During fiscal year 2003, the Bank declared and paid, out of the retained earnings of the Bank, cash dividends on its Common Stock in the aggregate amount of $2,000 per share.

The Bank’s assets are subject to review and classification by the OTS upon examination. The OTS concluded its most recent safety and soundness examination of the Bank in December 2002.

Asset Quality. Non-Performing Assets. The Bank’s level of non-performing assets decreased during fiscal year 2003. The following table sets forth information concerning the Bank’s non-performing assets at the dates indicated. The figures shown are after charge-offs and, in the case of real estate acquired in settlement of loans, after all valuation allowances.

Non-Performing Assets

(Dollars in thousands)

	September 30,
	2003	2002	2001	2000	1999
Non-performing assets:
Non-accrual loans:
Residential	$8,047	$13,680	$7,314	$5,171	$4,756
Real estate and construction and ground	1,004	653	—	70	—

Total non-accrual real estate loans	9,051	14,333	7,314	5,241	4,756
Commercial	249	2,329	—	—	269
Subprime automobile	4,372	7,755	13,379	12,026	6,640
Other consumer	1,928	2,136	6,606	5,399	1,607

Total non-accrual loans (1)	15,600	26,553	27,299	22,666	13,272

Real estate acquired in settlement of loans	21,820	94,665	115,931	129,213	133,157
Allowance for losses on real estate acquired in settlement of loans	—	(71,293)	(85,152)	(80,752)	(84,405)

Real estate acquired in settlement of loans, net	21,820	23,372	30,779	48,461	48,752

Total non-performing assets	$37,420	$49,925	$58,078	$71,127	$62,024

Troubled debt restructurings	$—	$—	$—	$—	$11,714

Allowance for losses on loans	$58,397	$66,079	$57,018	$51,018	$57,839
Allowance for losses on real estate held for investment	202	202	202	202	202
Allowance for losses on real estate acquired in settlement of loans	—	71,293	85,152	80,752	84,405

Total allowances for losses	$58,599	$137,574	$142,372	$131,972	$142,446

Interest income recorded
Non-accrual assets	$39	$279	$358	$4	$17

Restructured loans	$—	$—	$—	$340	$229

Interest income that would have been recorded had the loans been current in accordance with their original terms
Non-accrual assets	$2,059	$3,141	$3,321	$2,434	$1,769

Restructured loans	$—	$—	$—	$1,323	$1,261

(1)	Before deduction of allowances for losses.

	September 30, 2003	September 30,
		2002	2001	2000	1999
Ratios:
Non-performing assets to total assets	0.32%	0.44%	0.51%	0.66%	0.68%
Allowance for losses on real estate loans to non-accrual real estate loans (1)	90.51%	44.05%	70.86%	167.60%	361.35%
Allowance for losses on other consumer loans to non-accrual other consumer loans (1)(2)	451.88%	393.65%	205.39%	211.36%	436.89%
Allowance for losses on loans to non-accrual loans (1)	374.34%	248.86%	208.86%	225.09%	435.80%
Allowance for losses on loans to total loans receivable (3)	0.65%	0.85%	0.77%	0.66%	0.91%

(1)	Before deduction of allowances for losses.
(2)	Includes subprime automobile loans.
(3)	Includes loans receivable and loans held for securitization and/or sale, before deduction of allowance for losses.

Non-performing assets include non-accrual loans, non-accrual real estate held for investment, and REO, acquired either through foreclosure or deed-in-lieu of foreclosure, or pursuant to in-substance foreclosure. Non-accrual loans consist of loans contractually past due 90 days or more or with respect to which other factors indicate that full payment of principal and interest is unlikely.

Non-performing assets totaled $37.4 million at September 30, 2003, compared to $49.9 million, after valuation allowances on REO of $71.3 million, at September 30, 2002. Based on an analysis of REO and the prospect for recoveries of values, the Bank charged off its valuation allowances on REO at September 30, 2003. The Bank maintained valuation allowances of $58.4 million and $66.1 million on its loan portfolio at September 30, 2003 and 2002, respectively. The $12.5 million decrease in non-performing assets reflected a net decrease in REO of $1.6 million and a net decrease in non-accrual loans of $10.9 million.

Non-accrual Loans. The Bank’s non-accrual loans totaled $15.6 million at September 30, 2003, a decrease from $26.6 million at September 30, 2002. At September 30, 2003, non-accrual loans consisted of $9.1 million of non-accrual real estate loans and $6.5 million of non-accrual subprime automobile, commercial and other consumer loans compared to non-accrual real estate loans of $14.3 million and non-accrual subprime automobile and other consumer loans of $12.2 million at September 30, 2002. The decrease in non-accrual subprime automobile loans reflects the winding down of that portfolio.

REO. At September 30, 2003, the Bank’s REO totaled $21.8 million, as set forth in the following table:

	Number of Properties	Gross Balance	Charge-offs	Balance After Charge-offs	Percent of Total
	(Dollars in thousands)
Communities	2	$94,284	$77,812	$16,472	75.5%
Commercial ground	1	10,380	6,363	4,017	18.4%
Single-family residential properties	6	1,478	147	1,331	6.1%

Total REO	9	$106,142	$84,322	$21,820	100.0%

During fiscal year 2003, REO decreased $1.6 million, primarily as a result of sales in the communities and other properties and additional provisions for losses, which was partially offset by additional capitalized costs.

The principal component of REO consists of the two communities, both of which are under active development. At September 30, 2003, one of the communities had 134 remaining residential lots, which were under contract and pending settlement. This community also had approximately 167 remaining acres of land designated for commercial use. The other community has only one remaining commercial lot, which was under contract and pending settlement at September 30, 2003. In addition, at September 30, 2003, the Bank was engaged in discussions with potential purchasers regarding the sale of retail land.

The Bank continues to monitor closely its major non-performing and potential problem assets in light of current and anticipated market conditions. The Bank’s asset workout group focuses its efforts on resolving these problem assets as expeditiously as possible.

Potential Problem Assets. Although not considered non-performing assets, primarily because the loans are not 90 or more days past due and the borrowers have not abandoned control of the properties, potential problem assets are experiencing problems sufficient to cause management to have serious doubts as to the ability of the borrowers to comply with present repayment terms. At September 30, 2003 and 2002, potential problem assets totaled $14.8 million and $22.4 million, respectively.

The Bank’s Watch List Committee meets quarterly and reviews all commercial lending relationships which are rated as vulnerable, criticized or classified and have commitments of $1.0 million or greater. This Committee reviews the current status of each relationship, recent changes, performance against the corrective action plan presented at the prior meeting, and the current action plan for the relationship. On September 4, 2003, the Committee reviewed loans with outstanding balances of $80.2 million at June 30, 2003.

Delinquent Loans. At September 30, 2003, delinquent loans totaled $61.4 million, or 0.7% of loans, compared to $69.2 million, or 0.9% of loans, at September 30, 2002. The following table sets forth information regarding the Bank’s delinquent loans at September 30, 2003.

	Principal Balance (Dollars in Thousands)					Total as a Percentage of Loans (1)
	Real Estate Loans	Subprime Automobile Loans	Commercial Loans	Other Consumer Loans	Total
Loans delinquent for:
30-59 days…	$15,634	$17,181	$10,416	$6,376	$49,607	0.6%
60-89 days	2,494	6,628	397	2,250	11,769	0.1%

Total	$18,128	$23,809	$10,813	$8,626	$61,376	0.7%

(1)	Includes loans held for sale and/or securitization, before deduction of valuation allowances, unearned premiums and discounts and deferred loan origination fees (costs).

Real estate loans classified as delinquent 30-89 days consists entirely of single-family permanent residential mortgage loans and home equity loans. Total delinquent real estate loans increased to $18.1 million at September 30, 2003, from $10.8 million at September 30, 2002 reflecting growth in the portfolio. Non-accrual and delinquent real estate loans as a percentage of total real estate loans equaled 0.37% and 0.43% at September 30, 2003 and 2002, respectively.

Total delinquent subprime automobile loans decreased to $23.8 million at September 30, 2003, from $45.8 million at September 30, 2002, primarily because the Bank’s portfolio of these loans continues to decline as a result of the Bank’s prior decision to discontinue origination of these loans.

Commercial loans classified as delinquent 30-89 days consisted of 15 loans totaling $10.8 million at September 30, 2003 compared to 12 loans totaling $4.3 million at September 30, 2002. The increase in delinquencies reflects the maturation in the Bank’s portfolio.

Other consumer loans delinquent 30-89 days increased slightly to $8.6 million at September 30, 2003 from $8.2 million at September 30, 2002.

Troubled Debt Restructurings. A troubled debt restructuring occurs when the Bank agrees to modify significant terms of a loan in favor of a borrower experiencing financial difficulties. The Bank had no troubled debt restructurings at September 30, 2003 and 2002.

Real Estate Held for Investment. At September 30, 2003 and 2002, real estate held for investment consisted of one property with book value of $0.9 million, net of a valuation allowance of $0.2 million.

Allowances for Losses. The following tables show loss experience by asset type and the components of the allowance for losses on loans and the allowance for losses on real estate held for investment or sale. These tables reflect charge-offs taken against assets during the years indicated and may include charge-offs taken against assets, which the Bank disposed of during such years.

Analysis of Allowance for and Charge-offs of Loans

(Dollars in thousands)

	Year Ended September 30,
	2003	2002	2001	2000	1999
Balance at beginning of year	$66,079	$57,018	$52,518	$57,839	$60,157

Provision for loan losses	18,422	51,367	59,496	47,940	22,580

Charge-offs:
Single family residential and home equity	(1,032)	(1,132)	(786)	(807)	(617)
Commercial real estate and multifamily	(382)	(27)	—	(7,120)	—
Subprime automobile	(30,227)	(40,695)	(49,749)	(40,110)	(21,169)
Other consumer	(13,316)	(14,163)	(13,706)	(10,057)	(4,988)

Total charge-offs	(44,957)	(56,017)	(64,241)	(58,094)	(26,774)

Recoveries (1):
Single family residential and home equity	248	76	80	78	85
Commercial real estate and multifamily	14	18	—	—	—
Subprime automobile	13,384	11,311	7,104	3,074	744
Other consumer	5,207	2,306	2,061	1,681	1,047

Total recoveries	18,853	13,711	9,245	4,833	1,876

Charge-offs, net of recoveries	(26,104)	(42,306)	(54,996)	(53,261)	(24,898)

Balance at end of year	$58,397	$66,079	$57,018	$52,518	$57,839

Provision for loan losses to average loans (2)	0.25%	0.70%	0.76%	0.66%	0.47%
Net loan charge-offs to average loans (2)	0.36%	0.58%	0.70%	0.73%	0.52%
Ending allowance for losses on loans to total loans (2)(3)	0.75%	0.85%	0.77%	0.67%	0.91%

(1)	Includes proceeds received from the sale of charged-off loans.
(2)	Includes loans held for securitization and/or sale.
(3)	Before deduction of allowance for losses.

Components of Allowance for Losses on Loans by Type

(Dollars in thousands)

	September 30,
	2003		2002		2001		2000		1999
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Balance at end of year allocated to:
Single family residential	$2,161	64.7%	$1,953	59.0%	$2,127	60.9%	$2,127	62.9%	$3,127	62.0%
Home equity	2,426	15.0	817	14.1	1,007	8.7	1,007	5.5	1,007	6.3
Commercial real estate and multifamily	162	0.2	124	0.3	197	0.4	893	0.5	10,580	0.9
Real estate construction and ground	2,098	2.6	3,419	3.4	1,852	3.6	4,757	3.8	2,472	3.6
Commercial	14,400	10.0	16,934	10.4	9,135	10.4	6,904	7.7	4,623	6.2
Prime Automobile loans	7,013	5.5	4,150	8.0	7,034	8.1	6,034	10.0	3,034	11.3
Subprime automobile	16,000	1.1	32,000	3.0	32,000	5.8	28,782	8.0	28,782	7.5
Home improvement and related loans	1,049	0.5	1,151	1.3	1,523	1.6	1,523	1.2	3,523	1.7
Overdraft lines of credit and other consumer	2,020	0.4	1,635	0.5	491	0.5	491	0.4	691	0.5
Unallocated	11,068	—	3,896	—	1,652	—	—	—	—	—

Total	$58,397		$66,079		$57,018		$52,518		$57,839

Analysis of Allowance for and Charge-offs of Real Estate Held for Investment or Sale

(In thousands)

	Year Ended September 30,
	2003	2002	2001	2000	1999
Balance at beginning of year:
Real estate held for investment	$202	$202	$202	$202	$202
Real estate held for sale	71,293	85,152	80,752	84,405	153,564

Total	71,495	85,354	80,954	84,607	153,766

Provision for real estate losses:
Real estate held for investment	—	—	—	—	—
Real estate held for sale	—	700	4,200	1,400	—

Total	—	700	4,200	1,400	—

Charge-offs, net of recoveries :
Real estate held for sale:
Residential ground	—	(1,589)	—	(64)	(1,703)
Commercial ground	(3,631)	—	—	(3,397)	—
Communities	(67,662)	(12,970)	200	(1,592)	(67,456)

Total (charge-offs) recoveries on real estate held for investment or sale	(71,293)	(14,559)	200	(5,053)	(69,159)

Balance at end of year:
Real estate held for investment	202	202	202	202	202
Real estate held for sale	—	71,293	85,152	80,752	84,405

Total	$202	$71,495	$85,354	$80,954	$84,607

Components of Allowance for Losses on Real Estate Held for Investment or Sale

(In thousands)

	September 30,
	2003	2002	2001	2000	1999
Allowance for losses on real estate held for investment	$202	$202	$202	$202	$202

Allowance for losses on real estate held for sale:
Residential ground	—	100	1,689	1,689	1,520
Commercial ground	—	3,631	3,631	3,631	5,800
Communities	—	67,562	79,832	75,432	77,085

Total	—	71,293	85,152	80,752	84,405

Total allowance for losses on real estate held for investment or sale	$202	$71,495	$85,354	$80,954	$84,607

The Bank maintains valuation allowances for estimated losses on loans and real estate. The Bank’s total valuation allowances for losses on loans and real estate held for investment or sale decreased to $58.6 million at September 30, 2003, from $137.6 million at September 30, 2002. At September 30, 2003, the Bank charged off $71.3 million of its valuation allowances on REO following an analysis of the REO and the prospect for recoveries of value. The allowance for losses on loans decreased to $58.4 million at September 30, 2003 from $66.1 million at September 30, 2002, reflecting decreased delinquencies and charge-offs during the current year. Management reviews the adequacy of the valuation allowances on loans and real estate using a variety of measures and tools including historical loss performance, delinquent status, current economic conditions, internal risk ratings and current underwriting policies and procedures. Using this analysis, management determines a range of acceptable valuation allowances.

The allowance for losses on loans secured by real estate totaled $6.8 million at September 30, 2003, which constituted 75.6% of total non-performing real estate loans. This amount represented a $0.5 million increase from the September 30, 2002 level of $6.3 million, or 44.0% of total non-performing real estate loans at that date.

The allowance for losses on other consumer loans, including automobile, home improvement, overdraft lines of credit and other consumer loans, decreased to $26.1 million at September 30, 2003 from $38.9 million at September 30, 2002. Net charge-offs of subprime automobile loans for fiscal year 2003 were $16.8 million, compared to $29.4 million for fiscal year 2002. The decrease in the allowance and charge-offs was due to the decline in the Bank’s portfolio of these loans as a result of the Bank’s prior decision to discontinue origination of these loans.

The allowance for losses on commercial loans decreased to $14.4 million at September 30, 2003 from $16.9 million at September 30, 2002. Net charge-offs of commercial loans have been minimal during the fiscal years ended September 30, 2003 and 2002.

The unallocated allowance for losses increased to $11.1 million at September 30, 2003 from $3.9 million at September 30, 2002. The unallocated allowance is based upon management’s evaluation and judgement of various conditions that are not directly measured in the determination of the allocated allowance. The conditions evaluated in connection with the unallocated allowance include existing general economic and business conditions affecting key lending areas of the Bank, credit quality trends, collateral volumes, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience, regulatory examination results and findings of the Bank’s internal credit evaluations.

When real estate collateral securing an extension of credit is initially recorded as REO, it is recorded at the lower of cost or fair value, less estimated selling costs, on the basis of an appraisal. As circumstances change, it may be necessary to provide additional valuation allowances based on new information.

Consistent with regulatory requirements, the Bank performs ongoing real estate evaluations for all REO as a basis for substantiating the carrying values in accordance with accounting principles generally accepted in the United States. As indicated, as of September 30, 2003, the Bank’s REO consisted primarily of two residential communities under active development. As a part of its development activities, the Bank maintains and updates real estate project evaluations in accordance with regulatory requirements which include analyses of lot and acreage sales, status and budgets for development activities and consideration of project market trends. These real estate evaluations are reviewed periodically as part of management’s review and evaluation of the carrying values of REO. Following a review of the real estate assets and the related carrying values, management reports its actions to the Bank’s Board of Directors.

Asset and Liability Management. A key element of banking is the monitoring and management of liquidity risk and interest-rate risk. The process of planning and controlling asset and liability mix, volume and maturity to stabilize the net interest spread is referred to as asset and liability management. The objective of asset and liability management is to maximize the net interest yield within the constraints imposed by prudent lending and investing practices, liquidity needs and capital planning.

The Bank’s assets and liabilities are inherently sensitive to changes in interest rates. These movements can result in variations to the overall level of income and market value of equity. Based on the characteristics of a specific asset or liability (including maturity, repricing frequency and interest rate caps) a change in interest rates can significantly affect the contribution to net income and market value for the instrument. If, in the aggregate, the Bank’s assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank is termed

“asset sensitive” and will tend to experience an increase in interest income and market value during periods of rising interest rates and declining interest income and market value during periods of falling interest rates. Conversely, if the Bank’s liabilities mature or reprice more quickly or to a greater extent than its assets, the Bank is termed “liability sensitive” and will tend to experience a decrease in interest income and market value during periods of rising interest rates and increased interest income and market value during periods of falling interest rates.

The Bank pursues an asset-liability management strategy designed both to control risk from changes in market interest rates and to maximize interest income in its loan portfolio. To achieve this strategy, the Bank emphasizes the origination and retention of a mix of both adjustable-rate and fixed-rate loan products.

Throughout fiscal year 2003, the Bank continued to originate and hold in its portfolio adjustable rate loan products at a greater volume than those with fixed interest rates. At September 30, 2003, adjustable-rate loans accounted for 68.8% of total loans, compared to 60.0% at September 30, 2002. This increase was primarily due to increased originations of adjustable-rate mortgage products, which typically reprice monthly and are tied to the one month LIBOR, and an increase in payoffs of fixed-rate mortgage loans due to refinancing activity.

A traditional measure of interest-rate risk within the banking industry is the interest sensitivity “gap,” which is the sum of all interest-earning assets minus all interest-bearing liabilities subject to repricing within the same period. Gap analysis is a tool used by management to evaluate interest-rate risk which results from the difference between repricing and maturity characteristics of the Bank’s assets and those of the liabilities that fund them. By analyzing these differences, management can attempt to estimate how changes in interest rates may affect the Bank’s future net interest income. The Bank views control over interest rate sensitivity as a key element in its financial planning process and monitors interest rate sensitivity through its forecasting system. The Bank manages interest rate exposure and will narrow or widen its gap depending on its perception of interest rate movements and the composition of its balance sheet.

A number of asset and liability management strategies are available to the Bank in structuring its balance sheet. These include selling or retaining certain portions of the Bank’s current residential mortgage loan production; altering the Bank’s pricing on certain deposit products to emphasize or de-emphasize particular maturity categories; altering the type and maturity of securities acquired for the Bank’s investment portfolio when replacing securities following normal portfolio maturation and turnover; lengthening or shortening the maturity or repricing terms for any current period asset securitizations; and altering the maturity or interest rate reset profile of borrowed funds, if any, including funds borrowed from the FHLB of Atlanta.

The following table presents the interest rate sensitivity of the Bank’s interest-earning assets and interest-bearing liabilities at September 30, 2003, which reflects management’s estimate of mortgage loan prepayments and amortization and provisions for adjustable interest rates. Adjustable and floating rate loans are included in the period in which their interest rates are next scheduled to adjust, and prepayment rates are assumed for the Bank’s loans based on recent actual experience. Statement savings and passbook accounts with balances under $20,000 are classified based upon management’s assumed attrition rate of 17.5%, and those with balances of $20,000 or more, as well as all NOW accounts, are assumed to be subject to repricing within six months or less.

Interest Rate Sensitivity Table (Gap)

(Dollars in thousands)

	Six Months or Less	More than Six Months through One Year	More than One Year through Three Years	More than Three Years through Five Years	More than Five Years	Total
As of September 30, 2003
Real estate loans:
Adjustable-rate	$3,145,543	$318,020	$469,760	$436,715	$165,553	$4,535,591
Fixed-rate	9,830	9,393	32,604	23,615	50,922	126,364
Home equity credit lines and second mortgages	1,091,257	37,513	109,743	64,827	89,925	1,393,265
Commercial	708,723	15,050	49,260	35,381	78,393	886,807
Consumer and other	406,180	58,481	109,659	78,292	23,317	675,929
Loans held for securitization and/or sale	1,378,831	—	—	—	—	1,378,831
Mortgage-backed securities	98,257	95,046	96,105	51,267	137,717	478,392
Other investments	205,806	—	46,345	—	—	252,151

Total interest-earning assets	7,044,427	533,503	913,476	690,097	545,827	9,727,330
Total non-interest earning assets	—	—	—	—	2,052,110	2,052,110

Total assets	$7,044,427	$533,503	$913,476	$690,097	$2,597,937	$11,779,440

Deposits:
Fixed maturity deposits	$907,442	$477,201	$267,846	$73,421	$—	$1,725,910
NOW, statement and passbook accounts	2,499,862	54,963	183,063	124,597	265,531	3,128,016
Money market deposit accounts	2,321,026	—	—	—	—	2,321,026
Borrowings:
Capital notes—subordinated	—	—	150,000	—	100,000	250,000
Other	1,058,694	501,634	445,447	66,674	83,333	2,155,782

Total interest-bearing liabilities	6,787,024	1,033,798	1,046,356	264,692	448,864	9,580,734
Minority interest	—	—	—	—	175,391	175,391
Total non-interest bearing liabilities	—	—	—	—	1,442,318	1,442,318
Stockholders’ equity	—	—	—	—	580,997	580,997

Total liabilities & stockholders’ equity	$6,787,024	$1,033,798	$1,046,356	$264,692	$2,647,570	$11,779,440

Gap	$257,403	$(500,295)	$(132,880)	$425,405	$96,963
Cumulative gap	$257,403	$(242,892)	$(375,772)	$49,633	$146,596
Adjusted cumulative gap as a percentage of total assets	2.2%	(2.1)%	(3.2)%	0.4%	1.2%

The Bank’s one-year gap as a percentage of total assets was negative 2.1% at September 30, 2003, compared to negative 1.0% at September 30, 2002. The slight decline in the Bank’s one-year gap results primarily from an increase during fiscal year 2003 in deposits and borrowings with repricing terms of one year or less. The increase in these liabilities was partially offset by an increase in adjustable rate mortgages with repricing characteristics of one year or less. The Bank continues to consider a variety of strategies to manage its interest rate risk position.

In addition to gap measurements, the Bank measures and manages interest-rate risk with the extensive use of computer simulation. This simulation includes calculations of Market Value of Portfolio Equity and Net Interest Margin as promulgated by the OTS’s Thrift Bulletin 13a. Under this bulletin, institutions are required to establish limits on the sensitivity of their net interest income and net portfolio value (“NPV”) to parallel changes in interest rates. Those changes in interest rates are defined as instantaneous and sustained movements of interest rates in 100 basis point increments. In addition, the Bank is required to calculate its ratio of NPV to the present value of total assets (“NPV Ratio”) for each interest rate shock scenario. The following table shows the estimated impact of parallel shifts in interest rates at September 30, 2003, calculated in a manner consistent with the requirements of TB 13a.

(Dollars in thousands)
(Basis Points) Change in Interest Rates	Changes in Net Interest Income(1)		Change in Net Portfolio Value(2)		NPV Ratio
	Percent	Amount	Percent	Amount
+ 200	+9.0%	$37,714	+3.3%	$28,034	6.90%
+ 100	+6.2%	26,029	+1.5%	12,407	6.75%
- 100	-4.9%	(20,564)	-9.9%	(83,729)	5.98%

(1)	Represents the difference between net interest income for 12 months in a stable interest rate environment and the various interest rate scenarios.
(2)	Represents the difference between net portfolio value (NPV) of the Bank’s equity in a stable interest rate environment and the NPV in the various rate scenarios. The OTS defines NPV as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus the present value of expected net cashflows from existing off-balance sheet contracts.

Computations of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, prepayments and deposit runoff and, therefore, should not be relied upon as indicative of actual results. Certain limitations are inherent in these computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgage loans, may have features, which restrict interest rate changes on a short-term basis and over the life of the asset. In the event of a change in market interest rates, loan prepayments and early deposit withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, credit risk may increase if an interest rate increase adversely affects the ability of borrowers to service their debt.

Inflation. The impact of inflation on the Bank is different from the impact on an industrial company because substantially all of the assets and liabilities of the Bank are monetary in nature. The most direct impact of an extended period of inflation would be to increase interest rates and to place upward pressure on the operating expenses of the Bank. However, the actual effect of inflation on the net interest income of the Bank would depend on the extent to which the Bank was able to maintain a spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, which would depend to a significant extent on its asset-liability sensitivity. The effect of inflation on the Bank’s results of operations for the past three fiscal years has been minimal.

Deferred Taxes. At September 30, 2003, the Bank recorded a net deferred tax liability of $134.5 million, which generally represents the cumulative excess of the Bank’s income tax expense for financial reporting purposes over its actual income tax liability. See Note 33 to the Consolidated Financial Statements in this report.

Capital. At September 30, 2003, the Bank was in compliance with all of its regulatory capital requirements under FIRREA, and its capital ratios exceeded the ratios established for “well-capitalized” institutions under OTS prompt corrective action regulations.

The following table shows the Bank’s regulatory capital levels at September 30, 2003, in relation to the regulatory requirements in effect at that date. The information below is based upon the Bank’s understanding of the regulations and interpretations currently in effect and may be subject to change.

Regulatory Capital Chart

Regulatory Capital

(Dollars in thousands)

	Actual		Minimum Capital Requirement		Excess Capital
	Amount	As a % of Assets	Amount	As a % of Assets	Amount	As a % of Assets
Stockholders’ equity per financial statements	$580,997
Minority interest in REIT Subsidiary (1)	144,000

	724,997
Adjustments for tangible and core capital:
Intangible assets	(42,666)
Non-includable subsidiaries (2)	(939)
Non-qualifying purchased/originated loan servicing rights	(5,427)

Total tangible capital	675,965	5.75%	$176,202	1.50%	$499,763	4.25%

Total core capital (3)	675,965	5.75%	$469,872	4.00%	$206,093	1.75%

Tier 1 risk-based capital (3)	675,965	7.67%	$351,879	4.00%	$324,086	3.67%

Adjustments for total risk-based capital:
Subordinated capital debentures	250,000
Allowance for general loan losses	58,397

Total supplementary capital	308,397

Total available capital	984,362
Equity investments (2)(4)	(24,009)

Total risk-based capital (3)	$960,353	11.05%	$703,758	8.00%	$256,595	3.05%

(1)	Eligible for inclusion in core capital in an amount up to 25% of the Bank’s core capital pursuant to authorization from the OTS.
(2)	Reflects an aggregate offset of $0.2 million representing the general allowance for losses maintained against the Bank’s equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a “credit” against the deductions from capital otherwise required for such investments.
(3)	Under the OTS “prompt corrective action” regulations, the standards for classification as “well capitalized” are a leverage (or “core capital”) ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.
(4)	Includes two properties treated as equity investments for regulatory capital purposes. One property has a book value of $2,053 and is classified as real estate held for sale. The other property has a book value of $21,956 and is classified as property and equipment.

Under the OTS prompt corrective action regulations, an institution is categorized as well capitalized if it has a leverage or core capital ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0%, a total risk-based capital ratio of at least 10.0% and is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level. At September 30, 2003, the Bank’s leverage, tier 1 risk-based and total risk-based capital ratios were 5.75%, 7.67% and 11.05%, respectively, which exceeded the ratios established for well-capitalized institutions. The OTS may reclassify an institution from one category to the next lower category, for example from well capitalized to adequately capitalized, if, after notice and an opportunity for a hearing, the OTS determines that the institution is in an unsafe or unsound condition or has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity. The Bank has not received notice from the OTS of any potential downgrade.

OTS capital regulations provide a five-year holding period, or such longer period as may be approved by the OTS, for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property, whether through bulk sales or otherwise, prior to the end of its applicable five-year holding period and is unable to obtain an extension of the five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from total risk-based capital. In February 2003, the Bank received from the OTS an extension of the holding periods for certain of its REO properties through February 7, 2004. The following table sets forth the Bank’s REO at September 30, 2003, by the fiscal year in which the property was acquired through foreclosure.

Fiscal Year	(In thousands)
1990	$2,053	(1)
1991	14,419	(2)
1995	4,017	(2)
2002	220
2003	1,111

Total REO	$21,820

(1)	The Bank treats this property as an equity investment for regulatory capital purposes.
(2)	The Bank received an extension of the holding periods for these properties through February 7, 2004.

Failure to obtain further REO extensions could adversely affect the Bank’s regulatory capital ratios. The Bank’s ability to maintain or increase its capital levels in future periods also will be subject to general economic conditions, particularly in the Bank’s local markets. Adverse general economic conditions or a downturn in local real estate markets could require further additions to the Bank’s allowances for losses and further charge-offs. Any of those developments would adversely affect the Bank’s earnings and thus its regulatory capital levels.

The Bank has historically relied on preferred stock and subordinated debt as significant components of its regulatory capital. Those instruments require significant fixed payments to holders, which increase the Bank’s expenses and make it more difficult for the Bank to generate additional core capital through retained earnings.

In October 2003, the Bank issued $125 million of its 8% Preferred Stock. The net proceeds from the issuance of the 8% Preferred Stock were used to redeem all of the 13% Preferred Stock, on October 31, 2003.

On December 2, 2003, the Bank issued $175 million aggregate principal amount of its 2003 Debentures. The net proceeds of the offering, along with short-term borrowings, will be used to redeem all of the 1993 Debentures and the 1996 Debentures.

The following table shows actual and proforma regulatory capital ratios at September 30, 2003 adjusted for the impact of the issuance of the 8% Preferred Stock, the redemption of the 13% Preferred Stock, the issuance of the 2003 Debentures and the anticipated redemption of the 1993 Debentures and the 1996 Debentures:

	Actual	As Adjusted
Core capital	5.75%	6.00%
Tier 1 risk-based capital	7.67%	8.04%
Total risk-based capital	11.05%	10.53%

Failure by the Bank to remain well capitalized could have a material adverse effect on certain aspects of the Bank’s operations, including its ability to pay dividends. See “Dividends and Other Capital Distributions.”

LIQUIDITY AND CAPITAL RESOURCES

REAL ESTATE

The Real Estate Trust’s cash flows from operating activities have been historically insufficient to meet all of its cash flow requirements. The Real Estate Trust’s internal source of funds, primarily cash flow generated by its income-producing properties, generally have been sufficient to meet its cash needs other than the repayment of principal on outstanding debt, including outstanding unsecured notes sold to the public, the payment of interest on its indebtedness, and the payment of capital improvement costs. In the past, the Real Estate Trust funded such shortfalls through a combination of external funding sources, primarily new financings, the sale of unsecured notes, refinancing of maturing mortgage debt, proceeds from asset sales, and dividends and tax sharing payments from the bank. For the foreseeable future, the Real Estate Trust’s ability to generate positive cash flow from operating activities and to meet its liquidity needs, including debt service payments, repayment of debt principal and capital expenditures, will continue to depend on these available external sources. Dividends received from the bank are a component of funding sources available to the Real Estate Trust. The availability and amount of dividends in future periods is dependent upon, among other things, the bank’s operating performance and income, and regulatory restrictions on such payments. See also the discussion of potential limitations on the payment of dividends by the bank contained in “Item 1. Business—Banking—Dividends and Other Capital Distributions.”

During fiscal 2003, the bank made tax sharing payments totaling $11.5 million and dividend payments totaling $16.0 million to the Real Estate Trust. At September 30, 2003, the Trust is due $400,000 in tax sharing payments from the bank.

In recent years, the operations of the Real Estate Trust have generated net operating losses while the bank has reported net income. The Trust’s consolidation of the bank’s operations into the Trust’s federal income tax return has resulted in the use of the Real Estate Trust’s net operating losses to reduce the federal income taxes the bank would otherwise have owed. If in any future year, the bank has taxable losses or unused credits, the Trust would be obligated to reimburse the bank for the greater of (1) the tax benefit to the group using such tax losses or unused tax credits in the group’s consolidated federal income tax returns or (2) the amount of the refund which the bank would otherwise have been able to claim if it were not being included in the consolidated federal income tax return of the group.

During fiscal 2003, the Real Estate Trust purchased through dividend reinvestment approximately 334,000 shares of common stock of Saul Centers, and as of September 30, 2003, owns approximately 3,744,000 shares representing 23.8% of such company’s outstanding common stock. As of September 30, 2003, the market value of these shares was approximately $99.4 million. Substantially all of these shares have been pledged as collateral with the Real Estate Trust’s revolving credit lenders.

As the owner, directly and through two wholly-owned subsidiaries, of a limited partnership interest in Saul Holdings Partnership, the Real Estate Trust shares in cash distributions from operations and from capital transactions involving the sale of properties. The partnership agreement of Saul Holdings Partnership provides for quarterly cash distributions to the partners out of net cash flow. See “Item 1. Business—Real Estate—Investment in Saul Holdings Limited Partnership.” In fiscal 2003, the Real Estate Trust received total cash distributions of $6.5 million from Saul Holdings Partnership. Substantially all of the Real Estate Trust’s ownership interest in Saul Holdings Partnership has been pledged as collateral with the Real Estate Trust’s two revolving credit lenders.

In March 1998, the Trust issued $200.0 million aggregate principal amount of 9 3/4% Senior Secured Notes due 2008. These Notes are nonrecourse obligations of the Trust and are secured by a first priority perfected security interest in 8,000 shares, or 80%, of the issued and outstanding common stock of the bank, which constitute all of the bank common stock held by the Trust.

During 2003, the Real Estate Trust sold unsecured notes, with a maturity ranging from one to ten years, primarily to provide funds to repay maturing unsecured notes. During fiscal 2003, the Real Estate Trust sold notes amounting to $12.5 million at a weighted average interest rate of 7.2%. To the degree that the Real Estate Trust does not sell new unsecured notes in an amount sufficient to finance completely the scheduled repayment of outstanding unsecured notes as they mature, it will finance such repayments from other sources of funds.

In fiscal 1995, the Real Estate Trust established a $15.0 million secured revolving credit line with an unrelated bank. This facility was for a two-year term subject to extension for one or more additional one-year terms. In fiscal 1997, the facility was increased to $20.0 million and was renewed for an additional two-year period. In September 1999, this facility was increased to $50.0 million and its term was set at three years with provisions for extending the term annually. The maturity date for this line is September 29, 2004. On December 12, 2003 this facility was increased to $55.0 million and the maturity date extended to December 12, 2006. This facility is secured by a portion of the Real Estate Trust’s ownership in Saul Holdings Partnership and Saul Centers. Interest is computed by reference to a floating rate index, and at September 30, 2003, the rate was 4.0%. At September 30, 2003, the Real Estate Trust had outstanding borrowings under the facility of $3.8 million and unrestricted availability of $46.2 million.

In fiscal 1996, the Real Estate Trust established an $8.0 million revolving credit line with an unrelated bank. This facility was for a one-year term, after which any outstanding loan amount would amortize over a two-year period. During fiscal 1997, 1998 and 2000, the line of credit was increased to $10.0, $20.0, and $25.0 million. In November 2002, this line was increased to $35.0 million. In September 2003, this line was again increased to $45.0 million. The current maturity date for this line is September 26, 2006. This facility is secured by a portion of the Real Estate Trust’s ownership in Saul Holdings Partnership and Saul Centers. Interest is computed by reference to a floating rate index. At September 30, 2003, the Real Estate Trust had no outstanding borrowings and unrestricted availability of $45.0 million.

The maturity schedule for the Real Estate Trust’s outstanding debt at September 30, 2003 for fiscal years commencing October 1, 2003 is set forth in the following table:

Debt Maturity Schedule

Fiscal Year	Mortgage Notes	Notes Payable— Secured	Notes Payable— Unsecured	Total
	(In thousands)
2004	$11,792	$3,800	$12,238	$27,830
2005	16,387	—	10,507	26,894
2006	94,672	—	7,434	102,106
2007	5,543	—	4,468	10,011
2008	5,952	200,000	3,755	209,707
Thereafter	188,091	—	16,947	205,038

Total	$322,437	$203,800	$55,349	$581,586

Of the $322.4 million of mortgage notes outstanding at September 30, 2003, $314.5 million was nonrecourse to the Real Estate Trust.

In June 2003 the Real Estate Trust refinanced three hotels with a new fixed rate non-recourse financing. The financing consisted of three separate loans totaling $46 million, each with a term of 10 years and a 5.9% interest rate. This financing replaced $38.3 million in existing financing on the three hotels.

Development and Capital Expenditures

On June 29, 2000, the Real Estate Trust purchased a 6.17 acre site in the Loudoun Tech Center, a 246-acre business park located in Loudoun County, Virginia, for $1.1 million. The site was purchased for the purpose of developing an 81,000 square foot office/flex building known as Loudoun Tech Phase I. The cost of development was budgeted at approximately $8.4 million with financing of $7.4 million. This loan has a five-year term, a floating interest rate and an option for one two-year renewal. Construction was completed in December 2000, and the building was placed in service in December 2001. No leases have been signed as yet.

During the quarter ended September 30, 2000, the Real Estate Trust began the development of a 100,000 square foot office/flex building located on an 8.3 acre site in Dulles North Corporate Park near other Real Estate Trust projects. The new building is known as Dulles North Four. Development costs were $10.8 million and were financed with the proceeds of a $9.5 million construction loan. The building was placed in service in April 2002. The Real Estate Trust has signed a lease with a tenant for the entire building. The construction loan was repaid in August 2002 with the proceeds of a $9.0 million, 7.56%, ten-year permanent loan.

On November 15, 2000, the Real Estate Trust purchased a 19.1 acre land parcel in Laurel, Maryland, which contains a 105,000 square foot office/warehouse building known as Sweitzer Lane. The purchase price was $13.8 million and was financed from the Real Estate Trust’s revolving credit lines. The entire building was leased to Chevy Chase under a long-term agreement. The Real Estate Trust obtained permanent loan financing in July 2001 of $10.8 million.

On December 18, 2000, the Real Estate Trust sold its 124-unit San Simeon apartment project in Dallas, Texas. The sales price was $3.1 million and the Real Estate Trust recognized a gain of $2.2 million on the transaction. The proceeds of the sales were used to acquire a 10.7 acre parcel of land in Loudoun County, Virginia, for $2.8 million.

On June 13, 2001, the Real Estate Trust sold a 4.79 acre section of its Circle 75 land parcel located in Atlanta, Georgia, for $3.0 million. The Real Estate Trust recognized a gain of $2.4 million on this transaction.

On August 8, 2001, the Real Estate Trust sold Metairie Tower, a 91,000 square foot office building located in Metairie, Louisiana, for $7.2 million. The Real Estate Trust recognized a gain of $5.2 million on this transaction.

On September 7, 2001, the Real Estate Trust sold 9.5 acres of its Commerce Center land parcel located in Ft. Lauderdale, Florida, for approximately $2.0 million, and recognized a gain of $245,000 on the transaction.

During fiscal 2001, the Real Estate Trust also received net proceeds of $2.0 million and recognized a gain of $620,000 from the condemnation of portions of two land parcels in Colorado and Michigan.

On September 25, 2003, the Real Estate Trust sold 7.7 acres located in Rockville, Maryland, for $11.3 million, and recognized a gain of $9.1 million on the transaction.

The Real Estate Trust believes that the capital improvement costs for its income-producing properties will be in the range of $11.0 to $19.0 million per year for the next several years.

BANKING

Liquidity. The Bank is required to maintain sufficient liquidity to ensure its safe and sound operation. A standard measure of liquidity in the savings industry is the ratio of cash and short-term U.S. Government and other specified securities to net withdrawable accounts and borrowings payable in one year or less. See “BUSINESS—Regulation—Liquidity Requirements.”

The Bank’s primary sources of funds historically have consisted of:

•	principal and interest payments on loans and mortgage-backed securities;

•	savings deposits;

•	sales of loans and trading securities;

•	securitizations and sales of loans; and

•	borrowed funds, including funds borrowed from the FHLB of Atlanta.

The Bank’s holdings of readily marketable securities and eligible loans constitute another important source of liquidity. As of September 30, 2003, the estimated remaining borrowing capacity, after market value and other adjustments, against that portion of those assets that may be pledged to the FHLB of Atlanta and various securities dealers totaled $2.1 billion. A portion of these assets may also be available to be pledged to the Federal Reserve Bank of Richmond. Assets available to be pledged to the Federal Reserve Bank of Richmond totaled $621.1 million. A portion of these assets may also be available to be pledged to the FHLB of Atlanta.

In addition, the Bank from time to time accesses the capital markets as an additional means of funding its operations and managing its capital ratios and asset growth. Specifically, the Bank has securitized financial assets, including home equity, home loan and automobile loan receivables, as well as single-family residential loans, because the securitizations provide the Bank with a source of financing at competitive rates and assist the Bank in maintaining compliance with regulatory capital requirements. Additionally, the securitizations have permitted the Bank to limit the credit risk associated with these assets while continuing to earn servicing fees and other income associated with the securitized assets.

Since 1988, the Bank has securitized approximately $18.6 billion of loan receivables. At September 30, 2003, the Bank continues to service $3.4 billion, $19.0 million, $389.7 million and $18.9 million of securitized residential mortgages, home equity, automobile and home loan receivables, respectively. Chevy Chase derives fee-based income from servicing these securitized portfolios. However, that fee-based income has been adversely affected in prior periods by increases in prepayments, delinquencies and charge-offs related to the receivables in these securitized pools.

The Bank’s securitization transactions transfer the risk of repayment on securitized assets to a trust, which holds the receivables and issues the asset-backed certificates, and ultimately the risk of repayment is transferred to the holders of those certificates. The Bank retains credit risk with respect to the assets transferred to the trust only to the extent that it retains recourse based on the performance of the assets or holds subordinated certificates issued by the trust. In its securitizations, the Bank sometimes retains a limited amount of recourse through one or more means, most often through the establishment of reserve accounts, overcollateralization of receivables or retention of subordinated asset-backed certificates. Reserve accounts are funded by initial deposits, if required, and by amounts generated by the securitized assets over and above the amount required to pay interest, defaults and other charges and fees on the investors’ interests in the securitization transaction. Because amounts on deposit in the reserve accounts are at risk depending upon performance of the securitized receivables, those amounts represent recourse to the Bank. At September 30, 2003 and 2002, total recourse to the Bank related to securitization transactions was $30.0 million and $40.1 million, respectively.

The Bank securitized and sold $2.6 billion and $1.6 billion of loan receivables during fiscal year 2003 and 2002, respectively. At September 30, 2003 and 2002, the Bank had $1.4 billion and $1.2 billion, respectively, of loan receivables held for securitization and/or sale. The proceeds from the securitization and sale of single-family residential, home equity and home loan receivables will continue to be a significant source of liquidity for the Bank.

As part of its operating strategy, the Bank continues to explore opportunities to sell assets and to securitize and sell mortgage, home equity and home loan receivables to meet liquidity and other balance sheet objectives.

The Bank is also obligated under a recourse provision related to the servicing of certain of its residential mortgage loans. At each of September 30, 2003 and 2002, the recourse to the Bank under this arrangement totaled $3.4 million.

The Bank uses its liquidity primarily to meet its commitments to fund maturing savings certificates and deposit withdrawals, fund existing and continuing loan commitments, repay borrowings and meet operating expenses. During fiscal year 2003, the Bank used the cash provided by operating, investing and financing activities primarily to (i) fund maturing savings certificates and deposit withdrawals of $44.6 billion, (ii) fund existing and continuing loan commitments, including real estate held for investment or sale, of $4.5 billion, (iii) purchase investments and loans of $6.2 billion, (iv) meet operating expenses, before depreciation and amortization, of $405.8 million and (v) repay borrowings of $206.7 million net of proceeds from additional borrowings. These commitments were funded primarily through (i) proceeds from customer deposits and sales of certificates of deposit of $45.3 billion, (ii) proceeds from sales of loans, trading securities and real estate of $6.1 billion, and (iii) principal and interest collected on investments, loans, and securities of $3.8 billion.

The Bank’s commitments to extend credit at September 30, 2003 are set forth in the following table.

(In thousands)
Commitments to originate loans	$1,060,095

Loans in process (collateralized loans):
Home equity	896,405
Real estate construction and ground	167,913
Commercial	421,103

Subtotal	1,485,421

Loans in process (unsecured loans):
Overdraft lines	130,816
Commercial	289,474

Subtotal	420,290

Total commitments to extend credit	$2,965,806

Based on historical experience, the Bank expects to fund substantially less than the total amount of its outstanding overdraft line and home equity credit line commitments, which together accounted for 34.6% of commitments to extend credit at September 30, 2003.

At September 30, 2003, repayments of borrowed money scheduled to occur during the next 12 months were $1.6 billion. Certificates of deposit maturing during the next 12 months amounted to $1.4 billion. The Bank expects that a significant portion of these maturing certificates of deposit will remain with the Bank. In the event that deposit withdrawals are greater than anticipated, the Bank may have to increase deposit interest rates or rely on alternative and potentially higher cost sources of funds in order to meet its liquidity needs.

There were no material commitments for capital expenditures at September 30, 2003.

The Bank’s liquidity requirements in years subsequent to fiscal year 2003 will continue to be affected both by the asset size of the Bank, the growth of which may be constrained by capital requirements, and the composition of the asset portfolio. Management believes that the Bank’s primary sources of funds, described above, will be sufficient to meet the Bank’s foreseeable liquidity needs. The mix of funding sources utilized from time to time will be determined by a number of factors, including capital planning objectives, lending and investment strategies and market conditions.

RESULTS OF OPERATIONS

The Real Estate Trust’s ability to generate revenues from property ownership and development is significantly influenced by a number of factors, including national and local economic conditions, the level of mortgage interest rates, governmental actions, such as changes in real estate tax rates, and the type, location, size and stage of development of the Real Estate Trust’s properties. Debt service payments and most of the operating expenses associated with income-producing properties are not decreased by reductions in occupancy or rental income. Therefore, the ability of the Real Estate Trust to produce net income in any year from its income-producing properties is highly dependent on the Real Estate Trust’s ability to maintain or increase the properties’ levels of gross income. The relative illiquidity of real estate investments tends to limit the ability of the Real Estate Trust to vary its portfolio promptly in response to changes in economic, demographic, social, financial and investment conditions. See “Financial Condition—Real Estate.”

The bank’s operating results historically have depended primarily on its “net interest spread,” which is the difference between the rates of interest earned on its loans and securities investments and the rates of interest paid on its deposits and borrowings. In recent periods, the bank has generated significant income from loan servicing and securities activities and deposit fees. In addition to interest paid on its interest-bearing liabilities, the bank’s principal expenses are operating expenses.

FISCAL 2003 COMPARED TO FISCAL 2002

REAL ESTATE

The Real Estate Trust recorded income before depreciation and amortization of debt service of $5.5 million and an operating loss of $14.9 million for fiscal 2003, compared to income before depreciation and amortization of debt service of $500,000 and an operating loss of $19.5 million for fiscal 2002. The increase was largely attributable to a $9.1 million gain on the sale of a property which offset higher impairment losses and losses on unconsolidated entities.

Income after direct operating expenses from hotels decreased $1.4 million, or 4.8%, in fiscal 2003 from the level achieved in fiscal 2002. Total revenue decreased $432,000, or 0.5%, as increased revenues at many of the hotel properties were offset by a substantial decrease in revenue at one of the hotel properties as this property was under renovation for much of the fiscal year and occupancy was lower due to rooms being taken out of service for the renovation. Room sales for fiscal 2003 decreased $322,000, or 0.5%, from fiscal year 2002, while food, beverage and other sales decreased $110,000, or 0.6%. Direct operating expenses increased $942,000, or 1.6%, due mainly to increased payroll and utility costs.

Income after direct operating expenses from office and industrial properties increased $307,000, or 1.1%, in fiscal 2003 compared to fiscal 2002. Total revenue increased $198,000, or 0.5%, in fiscal 2003 as revenue increased at the two new office properties which were placed into service in fiscal year 2002 by $925,000 which was offset by lower revenue at the eleven office properties owned and operating throughout both periods of $727,000. This lower revenue was a result of leased space turning over at lower rental rates in the current period. Direct operating expenses remained constant, decreasing $109,000, or 0.9%.

Other income, which includes interest income, income from other real estate properties and other miscellaneous income, decreased $152,000, or 10.5%, principally due to lower interest income in the current period.

Land parcels and other expense increased $43,000, or 3.8%, in fiscal 2003 from fiscal 2002 due to higher real estate taxes and other carrying charges.

Interest expense remained relatively constant, decreasing $341,000, or approximately 0.7%, in fiscal 2003. The average balance of outstanding borrowings increased to $585.1 million for fiscal 2003 from $578.9 million for the prior fiscal year. The change in borrowings occurred as a result of mortgage loan refinancings and unsecured note sales. The average cost of borrowings was 8.68% in fiscal 2003 and 8.67% in fiscal 2002.

There was no development activity in fiscal 2003 therefore no interest was capitalized in the period. Capitalized interest totaled $287,000 in fiscal 2002.

Depreciation expense increased $183,000, or approximately 1.0%, as a result of new income-producing assets and tenant improvements placed into service.

Amortization of debt expense increased $142,000, or 14.9%, reflecting costs incurred in connection with obtaining and refinancing mortgage loans in the current and prior fiscal periods.

Advisory, management and leasing fees paid to related parties decreased $26,000, or 0.2%, in fiscal 2003. The advisory fee in fiscal 2003 was $458,000 per month compared to $475,000 per month for fiscal 2002, an aggregate decrease of $204,000. This decrease in advisory fees was partially offset by increased office management and leasing fees of $178,000.

General and administrative expense increased $544,000, or 23.9%, in fiscal 2003 principally due to the write-off of certain acquisition and development costs for projects that the Real Estate Trust has determined not to pursue.

Equity in earnings of unconsolidated entities reflected net earnings of $7.2 million in fiscal 2003 as compared to $8.8 million in fiscal 2002, a decrease of $1.6 million. Earnings from Saul Holdings Partnership and Saul Centers were lower by $414,000 in fiscal 2003 primarily due to a gain recognized on the sale of a property in fiscal 2002. Losses from other investments increased approximately $1.2 million in fiscal 2003 as a result of a write-down of a certain non-public investment accounted for under the equity method.

Impairment losses increased $810,000 in fiscal 2003 due to additional write-downs of certain non-public investments accounted for under the cost method.

On September 25, 2003 the Real Estate Trust sold a land parcel in Rockville, Maryland for $11.3 million resulting in a gain of $9.1 million. There were no property sales in fiscal 2002.

BANKING

Overview. The Bank recorded operating income of $146.2 million for the year ended September 30, 2003, compared to operating income of $103.6 million for the year ended September 30, 2002. The improvement in income in fiscal year 2003 was primarily due to increases in servicing and securitization income, deposit servicing fees and gain on trading securities and sales of loans. A decrease in the provision for loan losses also contributed to the increased net income. Partially offsetting the increased income were a decrease in net interest income and an increase in operating expenses. The Bank’s operating income in future periods will continue to be affected by increased operating expenses associated with expansion of the Bank’s branch network and other areas of business and potential use of relatively higher cost sources of funding to support continued growth.

Net Interest Income. Net interest income, before the provision for loan losses, decreased $22.1 million (or 8.3%) in fiscal year 2003 from fiscal year 2002. There was no interest income recorded during fiscal year 2003 period on non-accrual assets and restructured loans. The Bank would have recorded interest income of $2.1 million in fiscal year 2003 if non-accrual assets and restructured loans had been current in accordance with their original terms. The Bank’s net interest income in future periods will continue to be adversely affected by the Bank’s non-performing assets. See “Financial Condition—Asset Quality—Non-Performing Assets.”

The following table sets forth, for the periods indicated, information regarding the total amount of income from interest-earning assets and the resulting yields, the interest expense associated with interest-bearing liabilities, expressed in dollars and rates, and the net interest spread and net yield on interest-earning assets.

Net Interest Margin Analysis

(Dollars in thousands)

	Year Ended September 30,
	2003			2002			2001
	Average Balances	Interest	Yield/ Rate	Average Balances	Interest	Yield/ Rate	Average Balances	Interest	Yield/ Rate
Assets:
Interest-earning assets:
Loans receivable, net (1)	$8,512,601	$402,405	4.73%	$7,349,188	$454,297	6.18%	$7,809,362	$629,868	8.07%
Mortgage-backed securities	682,799	36,625	5.36	1,233,159	74,358	6.03	1,143,471	71,685	6.27
Federal funds sold and securities purchased under agreements to resell	70,282	885	1.26	48,022	857	1.78	42,745	2,257	5.28
Trading securities	87,247	4,801	5.50	47,241	2,988	6.33	40,762	2,508	6.15
Investment securities	46,399	1,192	2.57	46,206	1,527	3.30	45,693	2,746	6.01
Other interest-earning assets	191,318	5,643	2.95	200,286	7,372	3.68	188,484	12,260	6.50

Total	9,590,646	451,551	4.71	8,924,102	541,399	6.07	9,270,517	721,324	7.78

Noninterest-earning assets:
Cash	298,697			257,790			314,419
Real estate held for investment or sale	24,597			27,693			44,356
Property and equipment, net	471,845			454,282			408,573
Automobiles subject to lease, net	1,039,802			1,110,660			836,682
Goodwill and other intangible assets, net	24,597			25,832			26,381
Other assets	355,771			294,457			257,614

Total assets	$11,805,955			$11,094,816			$11,158,542

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Deposit accounts:
Demand deposits	$1,799,489	4,601	0.26	$1,537,403	4,792	0.31	$1,311,067	7,851	0.60
Savings deposits	1,099,990	4,921	0.45	974,371	9,346	0.96	883,756	13,392	1.52
Time deposits	1,925,830	49,195	2.55	2,370,643	98,262	4.14	2,964,052	177,619	5.99
Money market deposits	2,114,947	21,405	1.01	1,813,702	31,512	1.74	1,370,774	48,744	3.56

Total deposits	6,940,256	80,122	1.15	6,696,119	143,912	2.15	6,529,649	247,606	3.79
Borrowings	2,769,252	125,357	4.53	2,688,025	129,274	4.81	3,076,350	175,138	5.69

Total liabilities	9,709,508	205,479	2.12	9,384,144	273,186	2.91	9,605,999	422,744	4.40

Noninterest-bearing items:
Noninterest-bearing deposits	1,091,918			845,455			690,883
Other liabilities	317,225			221,286			249,311
Minority interest	146,580			144,000			144,000
Stockholders’ equity	540,724			499,931			468,349

Total liabilities and stockholders’ equity	$11,805,955			$11,094,816			$11,158,542

Net interest income		$246,072			$268,213			$298,580

Net interest spread (2)			2.59%			3.16%			3.38%

Net yield on interest-earning assets (3)			2.57%			3.01%			3.22%

Interest-earning assets to interest-bearing liabilities			98.78%			95.10%			96.51%

(1)	Includes loans held for sale and/or securitization. Interest on non-accruing loans has been included only to the extent reflected in the Consolidated Statements of Operations and Comprehensive Income; however, the loan balance is included in the average amount outstanding until transferred to real estate acquired in settlement of loans.
(2)	Equals weighted average yield on total interest-earning assets less weighted average rate on total interest-bearing liabilities.
(3)	Equals annualized net interest income divided by the average balances of total interest-earning assets.

The following table presents certain information regarding changes in interest income and interest expense of the Bank during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); changes in rate (change in rate multiplied by old volume); and changes in rate and volume.

Volume and Rate Changes in Net Interest Income

(Dollars in thousands)

	Year Ended September 30, 2003 Compared to Year Ended September 30, 2002 Increase (Decrease) Due to Change in (1)			Year Ended September 30, 2002 Compared to Year Ended September 30, 2001 Increase (Decrease) Due to Change in (1)
	Volume	Rate	Total Change	Volume	Rate	Total Change
Interest income:
Loans (2)	$65,112	$(117,004)	$(51,892)	$(35,294)	$(140,277)	$(175,571)
Mortgage-backed securities	(30,248)	(7,485)	(37,733)	5,485	(2,812)	2,673
Federal funds sold and securities purchased under agreements to resell	326	(298)	28	250	(1,650)	(1,400)
Trading securities	2,245	(432)	1,813	405	75	480
Investment securities	6	(341)	(335)	31	(1,250)	(1,219)
Other interest-earning assets	(318)	(1,411)	(1,729)	724	(5,612)	(4,888)

Total interest income	37,123	(126,971)	(89,848)	(28,399)	(151,526)	(179,925)

Interest expense:
Deposit accounts	5,070	(68,860)	(63,790)	6,147	(109,841)	(103,694)
Borrowings	3,828	(7,745)	(3,917)	(20,611)	(25,253)	(45,864)

Total interest expense	8,898	(76,605)	(67,707)	(14,464)	(135,094)	(149,558)

Increase (decrease) in net interest income	$28,225	$(50,366)	$(22,141)	$(13,935)	$(16,432)	$(30,367)

(1)	The net change attributable to the combined impact of volume and rate has been allocated in proportion to the absolute value of the change due to volume and the change due to rate.
(2)	Includes loans held for sale and/or securitization.

Interest income in fiscal year 2003 decreased $89.8 million (16.6%) from fiscal year 2002 primarily as a result of lower average yields on loans receivable, which was partially offset by increases in the average balances of loans receivable of $1.2 billion. Also contributing to the decreased income were lower average yields and lower average balances of mortgage-backed securities.

The Bank’s net interest spread decreased to 2.59% in fiscal year 2003 from 3.16% in fiscal year 2002. The average yield of interest-earning assets decreased at a rate greater than the rate of decrease in the average cost of interest-bearing liabilities. Average interest-earning assets as a percentage of average interest bearing liabilities increased to 98.8% in fiscal year 2003 compared to 95.1% in fiscal year 2002.

Interest income on loans, the largest category of interest-earning assets, decreased $51.9 million from fiscal year 2002 primarily because of lower average yields. The decreased average yield on the loan portfolio was primarily due to declines in the various indices on which interest rates on adjustable rate loans are based. The average yield on the loan portfolio decreased 145 basis points (from 6.18% to 4.73%) from fiscal year 2002. Lower average yields on single-family residential loans during fiscal year 2003 resulted in a $19.0 million (or 7.8%) decrease in interest income. A $541.9 million increase in the average balance of single-family residential loans partially offset this decrease. In addition, lower average yields and, to a lesser extent, lower average balances of automobile loans resulted in a $30.2 million (or 34.2%) decrease in interest income.

Interest income on mortgage-backed securities decreased $37.7 million (or 50.7%) primarily because of a $550.4 million reduction in average balances and, to a lesser extent, a decrease in the average interest rates on those securities (from 6.03% to 5.36%).

Interest expense on deposits decreased $63.8 million (or 44.3%) during fiscal year 2003, due to decreased average rates. The 100 basis point decrease in the average rate on deposits (from 2.15% to 1.15%) resulted from a reduction in the rates paid by the Bank in response to declines in market interest rates as well as the maturity of higher cost brokered deposits.

Interest expense on borrowings decreased $3.9 million (or 3.0%) in fiscal year 2003 compared to fiscal year 2002. The decrease resulted from lower average rates paid on securities sold under repurchase agreements and other borrowings, which, combined, resulted in a decrease of $5.1 million in interest expense. A decrease in the average interest rate on Federal Home Loan Bank advances (from 5.16% to 4.68%) also contributed to the decrease in interest expense on borrowings. Partially offsetting the decrease in interest expense on borrowings was an increase in the average balance of Federal Home Loan Bank advances of $216.2 million (or 11.6%).

Provision for Loan Losses. The Bank’s provision for loan losses decreased to $18.4 million in fiscal year 2003 from $51.4 million in fiscal year 2002. The $33.0 million decrease largely reflects improved credit quality of the loan portfolio following the Bank’s prior decisions to stop originating indirect automobile loans. See “Financial Condition—Asset Quality—Allowances for Losses.”

Other Income. Other non-interest income increased to $540.3 million in fiscal year 2003 from $488.9 million in fiscal year 2002. The $51.4 million (or 10.5%) increase resulted from an increase in servicing and securitization income, an increase in gain on trading securities and sales of loans, an increase in income on real estate held for investment or sale and an increase in deposit servicing fees.

Servicing and securitization income increased to $103.4 million in fiscal year 2003, from $84.2 million in fiscal year 2002, primarily as a result of an increase in the volume of loans securitized and sold. The Bank securitized and sold $2.6 billion of loans receivable during fiscal year 2003 compared to $1.6 billion in the prior year.

Gain on trading securities and sales of loans increased to $41.2 million in fiscal year 2003, from $10.3 million in fiscal year 2002. The Bank sold loans amounting to $3.5 billion during fiscal year 2003 compared to sales of $2.3 billion in the prior year.

Income on real estate held for investment or sale was $6.8 million in fiscal year 2003 compared to $1.0 million in the prior year. The Bank recognized a gain of $5.5 million on the sale of one REO property during fiscal 2003.

Deposit servicing fees increased $8.8 million (or 7.8%) during fiscal year 2003 primarily due to fees generated from the continued expansion of the Bank’s branch and ATM network.

Operating Expenses. Operating expenses for fiscal year 2003 increased $19.6 million (or 3.3%) from fiscal year 2002. The increase in operating expenses was primarily the result of a $9.7 million (or 4.8%) increase in salaries and employee benefits due to the addition of staff in the residential mortgage lending area and retail branch network. Also contributing to the increase in operating expenses was an increase in depreciation and amortization of $14.8 million during the current year due to depreciation expense on automobiles subject to lease and, to a lesser extent, the fair market value adjustment of one office building held for sale.

FISCAL 2002 COMPARED TO FISCAL 2001

REAL ESTATE

The Real Estate Trust recorded income before depreciation and amortization of debt expense of $500,000 and an operating loss of $19.5 million for fiscal 2002, compared to income before depreciation and amortization of debt expense of $18.9 million and an operating loss of $700,000 for fiscal 2001. The decline was largely attributable to lower revenues from hotels and office and industrial properties.

Income after direct operating expenses from hotels decreased $7.9 million, or 21.5%, in fiscal 2002 from the level achieved in fiscal 2001. Total revenue decreased $12.3 million, or 12.2%, as the hotel portfolio experienced a reduction in average occupancy and average room rental rates as a result of the sharp decline in air travel and the overall decline in the hotel industry as a result of the September 11 terrorist attacks. Room sales for fiscal 2002 decreased $10.7 million, or 13.2%, from fiscal 2001, while food, beverage and other sales decreased $1.6 million, or 8.4%. Direct operating expenses decreased $4.4 million, or 6.9%, due mainly to reduced payroll, advertising and other operating expenses.

Income after direct operating expenses from office and industrial properties decreased $1.2 million, or 4.3%, in fiscal 2002 compared to such income in fiscal 2001. Gross income decreased $1.5 million, or 3.7%, in fiscal 2002, while expenses decreased $259,000, or 2.2%. The decline was largely due to increased vacancies.

Other income, which includes interest income, income from other real estate properties and miscellaneous receipts, declined by approximately $1.0 million, or 41.3%, in fiscal 2002 due to lower interest income and the sale of the Real Estate Trust’s only apartment project.

Land parcels and other expense decreased $41,000, or 3.5%, in fiscal 2002 primarily due to the sale of the Real Estate Trust’s apartment project in fiscal 2001.

Interest expense decreased $110,000, or 0.2%, in fiscal 2002, primarily because of lower interest rates on outstanding borrowings. The average balance of outstanding borrowings increased to $578.9 million for fiscal 2002 from $560.1 million for the prior year. The change in average borrowings occurred as a result of mortgage loan refinancings and unsecured note sales. The average cost of borrowings was 8.67% in fiscal 2002 and 8.96% in fiscal 2001.

Capitalized interest decreased $282,000, or 49.6% during fiscal 2002 due to the lower level of development activity in the current year.

Depreciation increased $547,000, or 2.9%, in fiscal 2002 as a result of new income-producing properties, new tenant improvements and capital replacements.

Amortization of debt expense decreased $32,000, or 3.3%, primarily due to fewer new financings completed during fiscal 2002 compared to fiscal 2001.

Advisory, management and leasing fees paid to related parties increased $690,000, or 5.9%, in fiscal 2002. The advisory fee in fiscal 2002 was $475,000 per month compared to $363,000 per month for fiscal 2001, which resulted in an aggregate increase of $1,347,000, or 30.9%. Management and leasing fees were lower by $657,000, or 8.9%, in fiscal 2002 as a result of lower gross income on which fees are based.

General and administrative expense decreased $1.9 million, or 45.7%, in fiscal 2002 principally as a result of the high level of write-offs of abandoned development costs in fiscal 2001.

Equity in earnings of unconsolidated entities reflected earnings of $9,057,000 in fiscal 2002 and earnings of $7,402,000 in fiscal 2001, an increase of $1,655,000 or 22.4%. The improvement was due to increased period-to-period earnings of Saul Centers.

There were no property sales during fiscal 2002. Gain on sale of property was $11,077,000 in fiscal 2001 and consisted of a $2.2 million gain on the sale of an apartment project in Texas, a gain of $5.2 million on the sale of an office project in Louisiana, and an aggregate gain of $3.7 million on the sales of land parcels in Florida, Georgia, and Maryland, and the condemnation of two land parcels in Colorado and Michigan.

BANKING

Overview. The Bank recorded operating income of $103.6 million for the year ended September 30, 2002, compared to operating income of $95.6 million for the year ended September 30, 2001. The increase in income in fiscal year 2002 was primarily due to an increase of $75.3 million in automobile rental income, an increase in servicing and securitization income of $32.0 million, a $12.2 million increase in deposit service fees and an $8.1 million decrease in the provision for loan losses. Partially offsetting the increased income was a $83.4 million increase in operating expenses, a $30.4 million decrease in net interest income and a $10.3 million gain on other investment in fiscal year 2001.

Net Interest Income. Net interest income, before the provision for loan losses, decreased $30.4 million (or 10.2%) in fiscal year 2002 over fiscal year 2001. Interest income during fiscal year 2002 included $0.3 million of recorded income on non-accrual assets and restructured loans. The Bank would have recorded additional interest income of $2.9 million in fiscal year 2002 if non-accrual assets and restructured loans had been current in accordance with their original terms. The Bank’s net interest income in future periods will continue to be adversely affected by the Bank’s non-performing assets. See “Financial Condition—Asset Quality—Non-Performing Assets.”

Interest income in fiscal year 2002 decreased $179.9 million (or 24.9%) from the level in fiscal year 2001 as a result of lower average yields and to a lesser extent, lower average balances of loans receivable.

The Bank’s net interest spread decreased to 3.16% in fiscal year 2002 from 3.38% in fiscal year 2001. A shift in the mix of consumer loans to lower yielding prime automobile loans from higher yielding subprime automobile loans contributed to the decrease. An increase in the average balances of mortgage-backed securities, home equity loans and commercial loans, which was funded primarily with Federal Home Loan Bank advances and deposits partially offset the decline. Average interest-earning assets as a percentage of average interest bearing liabilities decreased to 95.1% in fiscal year 2002 compared to 96.5% in fiscal year 2001.

Interest income on loans, the largest category of interest-earning assets, decreased by $175.6 million from fiscal year 2001 primarily because of lower average yields and to a lesser extent, lower average balances. The average yield on the loan portfolio in fiscal year 2002 decreased 189 basis points (from 8.07% to 6.18%) from the average yield in fiscal year 2001. The average yield on single-family residential loans decreased to 5.60% during fiscal year 2002 from 6.97% during fiscal year 2001, which resulted in an $80.0 million (or 22.8%) decrease in interest income from such loans. Also contributing to the decreased average yield on the loan portfolio were decreases in the various indices on which interest rates on adjustable rate loans are based.

Lower average balances of the Bank’s single-family residential loans, which decreased $193.7 million (or 3.9%), also contributed to the decrease in interest income from those loans. Average balances of subprime automobile loans and construction loans decreased $215.9 million and $39.9 million, respectively, and contributed to a $39.9 million and $10.5 million decrease in interest income from those loans, respectively.

Interest income on mortgage-backed securities increased $2.7 million (or 3.7%) primarily because of higher average balances. Offsetting the $89.7 million increase in average balances was a decrease in the average interest rates on those securities from 6.27% to 6.03%.

Interest expense on deposits decreased $103.7 million (or 41.9%) during fiscal year 2002 due to decreased average rates. The 164 basis point decrease in the average rate on deposits (from 3.79% to 2.15%) resulted from declining market interest rates, which allowed the Bank to reduce the interest paid on deposits, coupled with a shift in the deposit mix towards lower cost money market and NOW deposits. During fiscal year 2002, the Bank decreased its use of higher cost brokered deposits as an alternative funding source.

Interest expense on borrowings decreased $45.9 million (or 26.2%) in fiscal year 2002 from fiscal year 2001. A $395.0 million (or 17.5%) decrease in average balances on Federal Home Loan Bank advances and a 27 basis point decrease in the average rate paid on such borrowings (from 5.43% to 5.16%) resulted in a decrease of $26.5 million in interest expense. During fiscal year 2002, interest expense on securities sold under repurchase agreements decreased $13.8 million, contributing to the decrease in interest expense on borrowings, as a result of lower average rates (from 5.48% to 1.96%). A slight increase of $7.5 million in the average balance partially offset the decrease in interest expense on securities sold under repurchase agreements.

Provision for Loan Losses. The Bank’s provision for loan losses decreased to $51.4 million in fiscal year 2002 from $59.5 million in fiscal year 2001. The $8.1 million decrease primarily reflected decreased charge-offs of subprime automobile loans because the Bank’s portfolio of these loans continues to decline as a result of the Bank’s prior decision to discontinue originations of these loans. See “Financial Condition—Asset Quality—Allowances for Losses.”

Other Income. Other income increased to $488.9 million in fiscal year 2002 from $375.3 million in fiscal year 2001. The $113.6 million (or 30.3%) increase was primarily attributable to increases in automobile rental income of $75.3 million, servicing and securitization income of $32.0 million and deposit service fees of $12.2 million, which were partially offset by a non-recurring gain on other investment of $10.3 million in fiscal year 2001.

Automobile rental income increased to $242.6 million in fiscal year 2002 from $167.4 million in fiscal year 2001 primarily due to growth in the Bank’s automobile leasing program.

Servicing and securitization income during fiscal year 2002 increased $32.0 million (or 61.3%) from fiscal year 2001, primarily as a result of gains of $56.9 million resulting from the securitization and sale of $1.6 billion of loan receivables during fiscal year 2002 compared to gains of $27.9 million resulting from the securitization and sale of $804.9 million of loan receivables during fiscal year 2001.

Deposit servicing fees increased $12.2 million (or 12.0%) during the current year primarily due to fees generated from the continued expansion of the Bank’s branch and ATM networks.

Gain on other investment was $10.3 million in fiscal year 2001. The $10.3 million non-recurring gain was the result of the sale of the Bank’s interest in Star Systems, Inc. to Concord EFS, Inc.

Operating Expenses. Operating expenses for fiscal year 2002 increased $83.5 million (or 16.1%) from fiscal year 2001. The increase in operating expenses is largely attributable to an increase in depreciation and amortization and servicing assets amortization and other loan expenses. Depreciation and amortization increased $55.7 million (or 38.5%) due to growth in the Bank’s automobile leasing program. Servicing assets amortization and other loan expenses increased $14.8 million primarily due to write-downs in the market value of the Bank’s mortgage servicing assets. Increased loan prepayments during fiscal year 2002 resulting from lower mortgage interest rates in turn resulted in increased amortization of mortgage servicing assets. Salaries and employee benefits increased $5.6 million (or 2.8%) in fiscal year 2002. Also contributing to the increase in operating expenses was an increase in property and equipment expense of $4.5 million primarily due to land lease expense and property taxes associated with the Bank’s new headquarters.